Exhibit 10

Océ Annual Report 2004

Océ Annual Report 2004

customerfirst
rstresultdriven
nqualitydriven
enentrepreneurial
eurialinnovative

Océ N.V.

Report for the financial year December 1, 2003

to November 30, 2004

Océ enables its customers to manage their documents efficiently and effectively by offering innovative print and document management products and services for professional environments

More copies of the English translation of this Annual Report or of the Dutch-language original version are available on request from Océ N.V. Corporate Communications Department telephone [+31] 77 359 4000

e-mail info@oce.com

The Annual Report as well as other publications such as press releases, presentations, speeches and other items related to the annual report can also be accessed via the corporate website [http://www.oce.com].

Contents	Océ: innovative by nature	4
	Océ’s ambitions and strategy	6
	Key figures	10
	Report of the Board of Supervisory Directors	11
	Report of the chairman of the Board of	14
	Executive Directors

Report of the Board of Executive Directors

	Financial review

	Results	19
	Dividend	20
	Prospects	20
	Finance	22

	Developments in the markets |
	Digital Document Systems

	Corporate Printing	34
	Commercial Printing	37
	Software & Professional Services	39
	Océ Business Services	40

	Developments in the markets |
	Wide Format Printing Systems

	Technical Document Systems	42
	Display Graphics Systems	45
	Imaging Supplies	46

	Critical success factors

	Océ’s core values	50
	Océ’s employees	50
	Sustainable development	53
	Research & Development	55
	Manufacturing and logistics	57
	Océ’s partners	59

	Management aspects

	Corporate governance	62
	Risks and risk management	69

Annual Financial Statements

	Consolidated Statement of Operations	79
	Consolidated Balance Sheet	80
	Consolidated Statement of Cash Flow	82
	Summary of Significant Accounting Principles	84
	Notes to the Consolidated Statement of Operations	89
	Notes to the Consolidated Balance Sheet	94
	Company Balance Sheet	112
	Company Statement of Operations	112
	Notes to the Company Balance Sheet and the Statement of Operations	114

Other information

	Proposed net income appropriation	117
	Authorised capital	118
	Auditors’ report	119

Miscellaneous

	Board of Supervisory Directors	120
	Board of Executive Directors	121
	Senior Executives Central Services	122
	Principal group companies and their chief executives	123
	Supplementary information for shareholders	125
	Océ 2000-2004	128
	List of terms and abbreviations	130
	Forward-looking statements	132

Profile

Océ: innovative by nature

Océ is one of the world’s leading suppliers of high-quality and innovative products and services for use by professionals in print and document management processes. The company focuses primarily on professional environments in which large volumes of documents are processed. Océ’s customers are therefore mainly active in the industrial and printing sectors as well as in office environments.

For this purpose Océ develops and manufactures its own advanced machines and systems for use in the production, distribution and management of documents. Océ also offers its customers innovative services in the areas of consultancy, outsourcing and – in cooperation with partners – financing.

Océ has built up a solid reputation as an innovator, both technologically and commercially. Océ’s products and services are renowned for their high quality, reliability, productivity, durability, ease of use, environmental friendliness and low total cost of ownership.

Most of Océ’s products and services are offered via the company’s own direct sales and service organisations. The Océ organisation is specifically tailored to serve the market segments that are of strategic relevance to the business. This gives customers direct access to their supplier; at the same time it provides Océ with a constant flow of market and customer information, which allows Océ to anticipate and respond quickly and effectively to changing market needs. In a number of countries part of the product range is made available via specialised distributors.

In-house product development and consistent investment in Research & Development are characteristic features of Océ. They provide Océ with its own unique technology base, which largely forms the cornerstone for the success of the product range. Océ’s innovative capacity is also broadened and reinforced via alliances with strategic partners and via cooperation with co-developers.

Océ operates in eighty countries and has its own sales companies in some thirty countries. The company has over 21,000 employees, 40 per cent of whom work in sales and service. Océ’s research and manufacturing facilities are located in the Netherlands, Germany, Belgium, France, the Czech Republic, the United States and Canada.

In 2004 Océ achieved revenues of €2.7 billion and net income of €78 million.

The table on page 6 briefly outlines the key elements of Océ’s ambitions and strategic objectives and also shows the actions taken to achieve these in 2004.

Profile

Board of Supervisory Directors

J.L. Brentjens, chairman

F.J. de Wit, vice-chairman

M. Arentsen

A. Baan

P. Bouw

J.V.H. Pennings

Mr. L.J.M. Berndsen was a member of the Board of Supervisory Directors until the close of the general meeting of shareholders on March 2, 2004.

Board of Executive Directors

R.L. van Iperen, chairman

J. van den Belt

J.F. Dix

Mr. R.E. Daly was a member of the Board of Executive Directors until September 1, 2004.

Staff Director | Company Secretary

H.J. Huiberts [until January 1, 2005]

Financial year The company’s financial year runs from December 1 to November 30.

Articles of Association The present Articles of Association were confirmed by a notarial deed dated December 23, 2004. Océ N.V. is an international holding company within the meaning of Article 153, para. 3b, Book 2 of the Dutch Civil Code.

Registered office and commercial registry The company has its registered office in Venlo, the Netherlands, and is registered in the Commercial Registry in Venlo under No. 12002283.

Head office The head office is at

St. Urbanusweg 43, Venlo, the Netherlands

P.O. BOX 101, 5900 MA Venlo, the Netherlands

telephone [+31] 77 359 2222

fax [+31] 77 354 4700

Océ on Internet: http://www.oce.com

e-mail info@oce.com

For general information about Océ:

telephone [+31] 77 359 2000

Océ’s ambitions and strategy

Ambitions	Strategic objectives	Actions taken in 2004
Customers Océ aims to be one of the top-three suppliers in the strategically relevant market segments.

To strengthen its leading position in black-and-white wide format printing.

To achieve a leading position in display graphics.

To rise to a top-three position in production printing in corporate and commercial environments.

To build up a substantial position in colour in all relevant market segments.

To be a strong supplier of services in the area of document management and business services.

To play a prominent role in Software & Professional Services for the management of documents in selected market segments.

Product portfolio strengthened in all environments through introduction of new products [hardware, software and services].

Product road-map for next five years updated.

Technical Document Systems expanded in Japan, China and emerging markets.

Stronger market position of Technical Document Systems in colour segment in Europe.

Intensified investments in marketing programmes and in building brand name awareness.

Greater focus on quality of the Océ Business Services portfolio.

Distributive strength enhanced via expansion of and increased efficiency in the sales organisations.

Expansion of Imaging Supplies range within the Display Graphics segment.

Employees Océ aims to offer an inspiring working environment.	To be an attractive employer world-wide. In the Netherlands, to be one of the ten most attractive companies for graduates and one of the top-five for technical specialists.

Roll-out of LearnLink as part of the competence management process.

Corporate leadership labs launched.

Start of Young Océ Professionals programme.

Sales product training courses intensified.

Core Values programme Focus-on-Professionals implemented.

Shareholders Océ aims to achieve returns that give the company a top position in its sector of industry.	To achieve a long-term return on total assets [ROA] of 12% and a return on equity [ROE] of 18%. To achieve an average annual growth of 10% in revenues, of which at least half is organic.

Savings programme has reduced costs by €95 million.

Various new cost-reduction exercises initiated as part of focus on operational excellence [IT, purchasing and logistics].

Outsourcing of lease activities [approx. €398 million in 2004].

Océ share now included in various sustainability indexes.

Partners Océ aims to build up a network of partnerships that is one of the strongest in its industry.

To co-operate in the area of technology with the best specialists in the industry.

To work together with high-quality suppliers and to contract out work to strong partners.

To co-operate with partners in the market who help to ensure a wider spread of Océ products and standards.

Co-operation with universities and top-class technological institutes.

Further outsourcing of R&D activities to public and private institutions.

Start made on relocating part of the assembly activities to Central Europe and –via outsourcing – to the Far East.

Océ PRISMA products further expanded and brought into line with partner products [PRISMA-web].

Outsourcing of lease activities to leading vendor lease partners.

Society Océ aims to do business in a way that contributes to the sustainable development of society.	To implement the basic principles of the UN Global Compact. To minimise any unwanted environmental effects from Océ products.	Corporate sustainability report drawn up in accordance with GRI recommendations. Supplier attention for sustainability aspects promoted.

Strategic perspective

Short term [1-3 years]

Strengthening of leading positions and improving growth and profitability Over the past year Océ has seen a clear improvement in sales of machines. Thanks to its market-focused organisation and its new products and services, Océ is in a good position to raise the level of its profitability and revenues. Besides this, the growth in machine sales will in due course lead to a recovery in revenues from service.

To support this development over the short term, Océ will continue its efforts to improve operational efficiency.

In the year ahead the emphasis will be on further strengthening the efficiency and also the size of the marketing and sales organisation and processes, on improving the purchasing processes and on optimising the IT infrastructure and logistics processes. The outsourcing of lease activities will also be completed.

The ultimate aim of all these activities is to enable increasingly better products and services to be supplied to an ever wider circle of customers.

Medium term [3-5 years]

Safeguarding strong positions in growth markets Océ has already initiated a great many activities that are focused on safeguarding leading positions in growth markets over the medium term. This involves, for example, the strengthening of the positions that are currently held in printing-on-demand, business services and display graphics as well as the positions that the company holds in colour and software. In these activities a key role will be played by various forms of cooperation with strong partners and also by acquisitions.

Long term [> 5 years]

Expanding the position in document management An increasing demand exists amongst customers for integrated document management solutions. Océ is already providing support to its customers by offering a growing number of services and solutions for the effective and efficient handling of paper and electronic document flows. Responding to this demand is one of the key thrusts of the Business Services and Software & Professional Services business groups.

Building a top-three position within selected segments of the market for document management is also one of Océ’s ambitions for the long term.

Expanding the position in document management > 5 years

Safeguarding strong positions in growth markets 3-5 years

Strengthening of leading positions and improving growth and profitability 1-3 years

Key figures

		2004	2003	x € million

Total revenues		2,652.5	2,769.3

	Change on previous year [%]	–4.2	–12.8

	Change [organically]	–0.1	–5.1

	Non-recurring*	10.6	–9.9

	Recurring*	–3.6	–3.4

Gross margin		1,103.4	1,165.2

	As % of total revenues	41.6	42.1

Operating income before impairment		118.3	150.0

Operating income [EBIT] **		110.4	124.8

	Change on previous year [%]	–11.6	–44.8

	As % of total revenues	4.2	4.5

	As % of average balance sheet total [ROA]	4.8	4.7

Net income		78.1	61.5

	Change on previous year [%]	27.0	–45.4

	As % of total revenues	2.9	2.2

Balance sheet total		2,233.1	2,421.3

	Shareholders’ equity	714.1	712.8

	Net capital expenditure on intangible

	and tangible fixed assets	122.7	106.4

Cash flow before financing activities		370.5	327.8

Number of employees at November 30		21,315	22,204	employees

Ordinary net income	As % of average ordinary

	shareholders’ equity [ROE]***	11.3	8.5

Per € 0.50 ordinary share	Net income	0.89	0.69	euro

	Shareholders’ equity	7.87	7.87

	Dividend	0.58	0.58

Number of € 0.50 ordinary shares	Average number outstanding	83,487,576	83,408,783	shares

	Potential increase from conversion/options	1,271,054	759,019

Diluted earnings per € 0.50 ordinary share		0.88	0.69	euro

	Year’s highest/lowest	16.10/10.60	13.70/6.50

	Year end	11.25	11.92

*       Non-recurring revenues: sales from machines, software and professional services. Recurring revenues: revenues from services, materials, rentals, interest and business services.

**     EBITDA 2004 amounted to € 266 million.

***  The definition of ROE has changed compared to 2003.

Report of the Board of Supervisory Directors

To the Annual General Meeting of Shareholders of Océ N.V., Venlo

Annual Report We herewith present to you the Annual Report for 2004 which comprises the Annual Financial Statements for 2004 and was drawn up by the Board of Executive Directors. The Annual Financial Statements have been examined by the external auditors PricewaterhouseCoopers Accountants N.V. They have issued an unqualified audit opinion that is set out on page 119 of this Annual Report.

The Annual Report was discussed with the Board of Executive Directors in the presence of the auditors. The discussions and the input of those who took part in them have convinced us that the Annual Report forms a solid basis for the Supervisory Board’s discharge in respect of its accountability and its supervisory function. We recommend that you adopt the Annual Financial Statements, including the dividend proposal, and that you grant a release and discharge to the Board of Executive Directors for their management and to the Board of Supervisory Directors for their supervision over the past financial year.

Results and strategic position Océ closed the year under review with a net income of € 78.1 million which is equivalent to € 0.89 per ordinary share. Total revenues were lower than in 2003, but on an organic basis, i.e. after adjustment for exchange rate effects, they remained unchanged.

In 2004 much attention was devoted to the strategic positioning of Océ products in the two core areas of Digital Document Systems and Wide Format Printing Systems. Discussions focused on the question of how a leading position can be permanently maintained in both these market segments. To ensure growth and the ongoing healthy development of the company over the longer term the achievement of this objective is of essential importance. The Board of Supervisory Directors has noted that this is being given the highest priority by the Board of Executive Directors and that, across a broad front, the management in the various countries is strongly committed to an alert and effective implementation of this policy.

On the other hand, it has to be acknowledged that the economic climate is still disappointing. The provisional absence of a vigorous economic revival obviously has consequences for a more far-reaching improvement in results, margins and shareholder value. However, faced by these circumstances, the company has definitely not been sitting still. Cost structures have been substantially improved and the restructuring plan that was set in motion several years ago made a major contribution in this respect. On the other hand there was no lack of investment in new product developments. In fact, dedicated work was done to improve the quality of Océ’s hardware and software products. It is very important to note that the recently launched products seem to be meeting market demand and are being well received. These two factors, namely a cost-conscious and efficient organisation and attractive offerings of new products, will have a favourable influence on the results as soon as the economy starts to pick up. The Board of Supervisory Directors therefore views the years ahead with confidence.

Report of the Board of Supervisory Directors

Supervision During the year under review the Board of Supervisory Directors held eight meetings with the Board of Executive Directors. As mentioned above, the strategy of the company and that of the Strategic Business Units, focused on improving Océ’s position in its selected countries and market segments, were extensively discussed. The Supervisory Board also held discussions with the Board of Executive Directors about risks and the systems applied to control them. These systems were also the subject of much attention in relation to the specific requirements of the Sarbanes-Oxley Act in the United States and in relation to the new Dutch corporate governance code.

At regular intervals the Supervisory Board discussed the commercial and technological developments as well as the financial position of Océ. The plans for relocating certain assembly activities to Central Europe and the Far East were closely monitored. Just as in other years, consultation took place with the internal and external auditors. Other subjects discussed were the composition and functioning of the Board of Executive Directors and the management development programme for key executives within Océ. The functioning of the Board of Supervisory Directors and of the individual supervisory directors was also discussed. The developments in the area of corporate governance resulted in an alteration of the Articles of Association and in the drawing up or revision of regulations governing the work of the Board of Supervisory Directors and of its three committees.

These regulations are available on the Océ corporate website: http://www.oce.com.

The Audit Committee met six times. All meetings were also attended by the internal and external auditor. Members of the management took part in the meetings when invited to do so. The main tasks of the Audit Committee comprise an extensive assessment of the financial reporting before this is dealt with at the plenary meeting of the Supervisory Board, the supervision of the internal control system and an evaluation of the company’s risk profile. To fulfil these tasks the committee discussed the annual results, the results for the first six months and those for the first and third quarters. The committee also discussed the internal management and control systems, the financial reporting, compliance with the recommendations made by the auditors, the activities of the internal audit department, the activities, remuneration and independence of the external auditor, proposals in the area of tax planning and the company’s financing plan.

The Remuneration Committee met five times during the year under review. The committee discussed the remuneration and bonuses of the Board of Executive Directors and prepared changes relating to the remuneration policy of the Board of Executive Directors in general and the introduction of the share plan in particular. The remuneration policy was placed on the agenda for the Annual General Meeting of Shareholders on March 2, 2004 and triggered an extensive discussion with shareholders. It was decided at that time to postpone this agenda item and return to it later in the year. At an Extraordinary Meeting of Shareholders on September 8, 2004 the remuneration policy and a modified management share plan were again discussed, this time also taking into account previous comments and questions from shareholders. The proposals were adopted by a large majority of votes and the approved remuneration policy will therefore be applicable for the coming years.

If major changes are proposed in that remuneration policy in the future, these will be submitted to the Annual Meeting of Shareholders for its approval.

Extensive details about the remuneration package can be found in the section on corporate governance on page 63 and further.

Report of the Board of Supervisory Directors

The Selection and Nomination Committee met on four occasions. The main topics dealt with were the required quality and staffing of top executive posts which were discussed within the framework of management development.

Board of Executive Directors During the year under review there was a change in the composition of the Board of Executive Directors. With effect from September 1, Mr. R.E. Daly resigned as a member of the Board of Executive Directors of Océ N.V. as a result of differences in opinion about strategic policy. The Supervisory Board respected this decision and is grateful to Mr. Daly for the contribution he made to the business. Mr. J.F. Dix, who has successfully developed the American activities over a period of eight years, is provisionally fulfilling the role of CEO in the United States. In the meantime the desired top management structure for the next few years is being prepared and more detailed information on this will follow in the course of 2005.

Members of the Board of Supervisory Directors Mr. L. Berndsen made it known during the year under review that, upon expiry of his period of office, he would no longer be available for reappointment. He resigned as a member of the Board of Supervisory Directors at the Annual General Meeting of Shareholders on March 2, 2004. The Supervisory Board is grateful to Mr. Berndsen for the major contribution he made since 1996, most recently as the Audit Committee’s chairman and financial expert. With effect from March 2, 2004 Mr. M. Arentsen was appointed by shareholders as the successor to Mr. Berndsen.

An extensive overview of the personal details of the members of the Board of Supervisory Directors, including the year in which they were first appointed, their current term of office and maximum period of office, can be found on page 120 of the Annual Report.

Océ again performed relatively well in 2004 despite an adverse economy. With a view to safeguarding a permanently healthy position cutbacks in employee numbers or the transfer of manufacturing activities were unavoidable. The Supervisory Board would like to express its particular appreciation for the efforts that were made by all employees towards achieving the results booked in 2004 and also for the contribution they made to the company’s prospects for the years ahead.

January 28, 2005

J.L. Brentjens, chairman

F.J. de Wit, vice-chairman

M. Arentsen

A. Baan

P. Bouw

J.V.H. Pennings

Report of the chairman of the Board of Executive Directors

The year 2004 was a dynamic year for Océ. It was also a successful one in a number of respects. This has, however, still not been reflected in our results.

The strong growth in revenues from machines and systems was a positive signal following a period of decline. It underlined the success of the radical renewal of our product range. But our expectation that the growing sales of systems would be followed in 2004 by a recovery in revenues from service, rental and materials did not materialise. These recurring revenues, which represent 72% of total revenues, continued to decline throughout 2004 and therefore had a negative impact on the results. However, we are convinced that this is merely a temporary postponement.

In the underlying factors we unmistakably saw changes for the good during the year under review; in many cases these were the direct result of the improvements that we implemented in our company in recent years, which have started to pay off now and will continue in the near future.

A stronger Océ

In 2004 we again augmented our portfolio by adding many new machines and systems, plus hardware and software. They include further developments of proven systems, but also completely new and highly promising products. In its traditional markets Océ has clearly reinforced its leading position in print and output management systems and has therefore also emphasised its candidacy to take up a leadership position in a number of major growth markets. To ensure that the success of the renewed range can be translated into profitable revenues we have – in line with our strategy – strengthened our distribution efforts in terms of both quality and quantity. Thanks to an expansion of our sales organisations, both centrally and across our group companies, backed by intensive training and hefty investments in marketing, our commercial strength has been substantially boosted. We are seeing the results of this in the sales figures for printing systems.

2004 was also the year in which we took the first steps towards the wider-scale outsourcing of the manufacture of modules and complete machines to the Czech Republic and the Far East. Lower wage costs and the benefits of local sourcing mean that the cost-price of the machines can be reduced enough to maintain our competitive edge. Initial results are very promising and, although we are handling this process very carefully, we are seeking to accelerate it.

The lease programmes that Océ agreed on with its lease partners were implemented in our principal operating companies during the past year and the partnerships in those countries are now fully operational. In addition, Océ has sold a considerable part of its existing lease portfolio to those same lease partners. More than half of the total lease portfolio has now been out-sourced and the result has been an increase in Océ’s financial strength and a further professionalisation of the financial services that we can offer to our customers.

In all our efforts to gear up the company to respond to the latest developments in our markets we are able to build on pillars of strength: our employees, our products, our partners, our customers and, last but not least, the communities that surround us – the outside world in which we aim to do business in a socially responsible way.

Report of the chairman of the Board of Executive Directors

Employees

Within the organisation we have completed the restructuring measures of recent years and we are now putting every effort into the further professionalisation of our employees. The outsourcing of production and the related job losses brought some difficult moments, but this year we again experienced that the will to make Océ’s strategy a success can count on broad support within the business.

The activities aimed at the further professionalisation of employees link up with this. This involves a qualitative strengthening of the potential of human resources to support the further development of the company. This process cannot be achieved without securing active commitment from our employees. They are therefore being encouraged to take part in a systematic process of ongoing self-development so that within the context of their work they can reach a position where they can realise their potential to the full. Within the organisation itself seven common core values were identified as reference points for this process in terms of the objectives, attitude and style we adopt in how we approach our work. These are the aspects that Océ employees now judge themselves and each other by and they are also the values that we want the outside world to judge us by. Not one of them is new but in their mutual relationship they form a clear guideline for the direction in which the company has to develop. Numerous internal activities have meanwhile been initiated to ensure that everyday work is permeated with the shared core values which we have identified and which are explained in detail elsewhere in this annual report.

Customers

Finding print solutions for its customers plays a key role in Océ’s business philosophy. Colour is advancing rapidly within the world of our customers: an ever greater proportion of printing activities involves colour and that volume is growing rapidly. Océ has a strong range to offer, including for the commercial markets, especially with our new colour machines that were developed in-house. Our customers have been particularly appreciative of the modular upscalable high speed printers and the machines that can print not only in full colour but also in black-and-white at lower costs.

Another important part of our activities is formed by the provision of outsourcing services to customers that have transferred their complete document and print management processes to Océ. Both quantitatively and qualitatively this activity is growing fast and we are able to respond well to the customer’s needs, and also by working in partnership with suppliers of similar services within the IT sector.

Thousands of [potential] customers saw our products in action during the Océ Open House in Poing, as well as at the world’s biggest printing industry exhibition, the Drupa in Düsseldorf. For all major market segments the gaps in the range were filled with document and print management products, all of which met with a warm welcome. The same also applies to the software components, many of which were rated as best in their class. To an increasing extent – depending on customer demand – third-party equipment is also being used for the lower-end volume segments.

Partners

An important element of our strength lies in the fact that over the years we have taken as our basis our own technology and our own sales and service channels and have harnessed the ability, which is specific to Océ, to develop exactly the right solutions for important niche markets. A less obvious element is the fact that we are able to operate at a high level world-wide. This is also due to the way in which we incorporate the activities of others within our business processes. Cooperation at a high level is one of the key features of Océ. Though the outsourcing of production attracted much publicity over the past year, some 95% of our components have already been manufactured

Report of the chairman of the Board of Executive Directors

by partners for years. The financial lease activities are meanwhile also being undertaken in cooperation with financial partners. Both in research and in the development of software programs and machine modules cooperation is standard practice and in the area of sales well-known local distributors supply our equipment in countless regions all over the world. Thanks to its lengthy experience Océ can work effectively with partners and is always receptive to new and challenging forms of cooperation. In the near future this will prove to be of great importance for the further strengthening of our market position.

Society

In recent years sustainability has been placed ever more firmly on the agenda of Dutch companies – and rightly so. We, however, take pride in the fact that throughout our company’s history our care for people and the environment has always been a key concern. The themes of sustainability and corporate social responsibility have meanwhile also been given a structured form in our reporting. Our Corporate Sustainability Report for 2003, which was published last year, will be followed in 2005 by a report that will also deal with the activities of our biggest European subsidiaries and with the operations of Océ North America, Inc. Everyone will then be able to see the important role that corporate social responsibility and specific sustainability play in the conduct of our business.

The right course

As can be clearly seen from the above, we have completed numerous successful achievements in 2004. Others are well on track and are heading for success but obviously developments are not moving ahead as fast as we would have liked. We had much higher expectations about the speed with which the various markets would pick up again. But we are confronted with geographical timing differences in terms of distributive strength and the development of markets. We also face lengthy decision-making processes by customers and formidable competition when capturing and recapturing our position in our selected markets. But we are strong enough. And we are also convinced of the correctness of our strategies, for both the shorter and the longer term. Where necessary, we are making adjustments and refinements, for example by expanding our activities in the office segment. Our strategic course, however, remains unchanged.

We have the resources and are well placed to play the prominent role that we aspire to in all our markets. Our range is better and more complete than ever before, our distribution has been further strengthened and the skills of our people are increasing by the day. And, most importantly, we have a broad and especially loyal customer base with which we maintain close relations, founded on their confidence in and appreciation of our products and services. Even, or perhaps specifically, in economically adverse surroundings this means that we possess all the ingredients for success.

Prospects

The year 2004 was not easy and 2005 will not be either. The absence of growth in recurring revenues is still likely to have a negative impact on the results for a while yet. We are convinced, however, that we can maintain the rate of growth in machine sales. That means that in the forthcoming financial year we will be able to take major steps towards achieving our objectives.

In seeking to achieve that position we know that we have the support of all parties who work together with us: our customers, our employees, our shareholders and our partners. Our sincere thanks go to all of them for that support.

R.L. van Iperen, chairman

Report of the Board of Executive Directors

The Board of Executive Directors of Océ N.V.

From left to right: J.F. Dix, J. van den Belt and

R.L. van Iperen, chairman.

Financial review

Results

In 2004 the results were influenced by factors that need to be taken into account when making a comparison with previous years, but also in the evaluation of future results:

•	More than half of the existing lease portfolio at the end of 2003 was sold in 2004, which resulted in considerably lower interest revenues [€ 29.4 million lower than in 2003]. In the year 2004 this structural decrease in revenues, which also entailed a substantial reduction of almost € 400 million in lease receivables, was fully offset by a once-off profit on the sale of the lease portfolio [€ 30.9 million].

•	For the areas in which IFRS do not conflict with Dutch GAAP, IFRS have already been fully implemented in the annual financial statements for 2004. On aggregate the net effect of these changes on the statement of operations and the balance sheet was more or less neutral.

•	The Euro gained significantly in strength in 2004. This had a material impact on income and on the balance sheet. As compared to 2003, the negative influence of exchange rate changes on operating income was as follows:

Translation result	– 4.7	x	€ million
Transaction result	– 17.1
Net influence of hedging [2003 versus 2004]	– 15.9

Total influence of exchange rates on operating income	– 37.7

On the balance sheet the translation result was:

Total assets	– 62.1	x	€ million
Total shareholders’ equity	– 25.9

Revenues in 2004 amounted to € 2,652 million [2003: 2,769 million]. On an organic basis revenues remained practically the same as in 2003. The decrease over the past three years was therefore brought to a halt. Revenues in 2004 included the profit on the sale of the lease portfolio [€ 30.9 million].

Revenues from printing systems rose, mainly as a result of the introduction of new hardware and software products. Recurring revenues [services, materials, rentals, interest and business services] decreased compared to 2003.

Gross margin [41.6%] was lower than in the previous year [42.1%]. Operating expenses [excluding impairment] were down by € 30.1 million on their 2003 level.

Operating income amounted to € 110.4 million and was thus € 14.4 million lower than in 2003. As a consequence of significantly lower financial expense [net] and income taxes, net income was € 16.6 million higher than in 2003. Also after adjustment for impairment costs, which were higher in 2003 than in 2004, net income for 2004 was higher than in the previous year. Total assets again decreased during the year under review and amounted to € 2,233 million [2003: € 2,421 million]. The decrease is principally the result of the sale of existing lease receivables [€ 312 million]. Nevertheless, total assets did not decrease further due to the fact that the balance of liquid funds increased by € 257 million.

Trade accounts receivable decreased by € 51 million. Lease receivables decreased by € 398 million. Other assets increased by € 4 million.

Financial review

Free cash flow stood at € 370 million and was at a good level for the fourth year in succession [2003: € 328 million]. The sale of the lease portfolio contributed considerably to this result.

Interest-bearing loans decreased by € 68 million; after adjustment for liquid funds the decrease in net debt amounted to € 326 million [down from € 494 million at the end of 2003 to € 168 million at the end of 2004].

Group equity amounted to € 752 million, which was the same as at the end of the 2003 financial year.

The solvency ratio was 33.7%, which is within the target range of 30 to 40%. The Return on total Assets [ROA] amounted to 4.8% [2003: 4.7%] and the Return on Equity [ROE] was 11.3% [2003: 8.5%]. This was far below the targets of 12% and 18% respectively. In spite of the various positive developments that occurred in 2004, the returns that were achieved are unsatisfactory.

In Digital Document Systems [DDS] revenues showed a slight organic increase after three years of decline. The organic growth in non-recurring revenues continued [+ 13.3%]. Recurring revenues were organically 3.6% lower than in 2003.

In Wide Format Printing Systems [WFPS] revenues decreased by 1.0% on an organic basis. This decrease is attributable in full to the decrease in revenues from media [due to price pressure] and the lower lease revenues. On an organic basis all other components of WFPS revenues showed an increase.

Dividend

We propose, as in 2003, to distribute a dividend of € 0.58 per ordinary share of € 0.50 nominal for the 2004 financial year. This dividend involves an amount of € 48.4 million [2003: € 48.4 million]. If the General Meeting of Shareholders adopts this proposal the final dividend will amount to € 0.43; the interim dividend amounted to € 0.15.

It is proposed to distribute the final dividend fully in cash. The pay-out ratio, which amounts to 65.0% of net income [2003: 83.5%], is higher than the standard set in the dividend policy [33%].

Prospects

Océ will invest further in raising its distributive strength in 2005. Supported by the new range, sales of printing systems will show continued growth.

This will lead to a turn around in the recurring revenues, which is expected to take place during the course of 2005.

Operating income from commercial activities, excluding the book profit on the sale of the lease portfolio, is expected to be higher than in 2004, provided however that the dollar does not fall further in value against the euro.

As a result of the lower revenues from leases, net income will be below that of 2004.

Financial review

Table 1

Information by Strategic Business Unit	Wide Format Printing Systems		Digital Document Systems		total
x € million	2004	2003	2004	2003	2004	2003
Total revenues	818	862	1,834	1,907	2,652	2,769
Operating income [EBIT]	55	55	55	70	110	125
Assets	617	674	1,616	1,747	2,233	2,421

Table 2

Quarterly revenues	2004			2003
x € million	recurring	non-recurring	total	recurring	non-recurring	total
First quarter	480	142	622	536	141	677
Second quarter	496	186	682	525	167	692
Third quarter	473	173	646	494	159	653
Fourth quarter	468	234	702	525	222	747

Total	1,917	735	2,652	2,080	689	2,769

Table 3

Changes [organically] in quarterly revenues compared to the same quarter of the previous year	2004			2003
as %	recurring	non-recurring	total	recurring	non-recurring	total
First quarter	–3.0	+7.9	–0.7	–1.6	–25.5	–7.6
Second quarter	–1.3	+16.0	+2.9	–5.3	–12.6	–7.1
Third quarter	–2.7	+10.0	+0.4	–4.5	–5.9	–4.9
Fourth quarter	–7.5	+8.8	–2.7	–2.2	+3.1	–0.7

Table 4

Total revenues by geographical area	2004	2003
	x € million	as %	x € million	as %
United States	925	35	1,046	38
Germany	333	13	335	12
The Netherlands	291	11	284	10
France	191	7	199	7
United Kingdom	180	7	183	7
Rest of Europe	534	20	519	19
Rest of the world	198	7	203	7

Total	2,652	100	2,769	100

Financial review

Finance

Revenues In 2004 total revenues amounted to € 2,652 million [2003: € 2,769 million]. On an organic basis revenues including the profit on the sale of the lease portfolio were the same as in 2003.

Non-recurring revenues amounted to € 735 million, an organic increase of 10.6% on the previous year [2003: € 689 million]. Recurring revenues decreased by 3.6% [organically] to € 1,917 million [2003: € 2,080 million].

Interest revenues from financial leases decreased by € 29.4 million [30%] to € 68.2 million, mainly due to the sale of the lease portfolio. In 2004 the [once-off] profit on this sale amounted to € 30.9 million.

Gross margin The decrease in the gross margin from 42.1% in 2003 to 41.6% in 2004 was caused by the highly negative impact of exchange rates on the results. However, after being adjusted for this impact, i.e. on an organic basis, the gross margin percentage is slightly higher as a result of volume-mix effects.

Operating expenses Operating expenses [excluding impairment] decreased by € 30.1 million. In total, operating expenses on an organic basis decreased. In view of the emphasis that Océ is devoting to strengthening its distribution and R&D efforts, the development of operating expenses can be described as satisfactory. One of the factors that contributed to this was formed by the ultimate results of the cost savings that came through from the restructuring operation in 2001/2002.

Financial expense [net] Financial expense [net] went down by more than 40% from € 30.6 million in 2003 to € 18.1 million in 2004. This was the consequence of a further decrease in net debt. Interest-bearing capital [net debt] decreased by € 326 million.

The average interest rate on loans amounted to 4.7% [2003: 4.4%].

Income taxes In 2004 the effective tax rate was low, at 13.2%. In 2003 this had still been 32.4%. The principal reasons for this low tax charge are an exceptional release of provisions as a result of the settlement of the tax risks to which these provisions related and the fact that higher income was achieved in countries with a relatively low level of taxation.

Financial review

Table 5

Commercial and financial activities

	2004	2003	x € million
Commercial
Revenues	2,584	2,672
Gross margin	1,035	1,068
Operating income [EBIT]	62	56
Financial expense [net]	–1	—
Result before taxation	63	56
Income taxes	8	18
Result after taxation	55	38
Net income	53	36

Shareholders’ equity	652	590
Minority interest	38	39

Group equity	690	629
Interest-bearing liabilities	169	–76
Provisions and other liabilities	962	1,051

Balance sheet total	1,821	1,604

Ratios
Operating income as % of average balance sheet total	3.7	3.2
Net income as % of average shareholders’ equity	8.5	5.9
Shareholders’ equity as % of balance sheet total	35.8	36.8

Financial
Interest from financial leases	68	97
General administrative and selling expenses	20	28
Operating income [EBIT]	48	69
Financial expense [net]	19	31
Result before taxation	29	38
Income taxes	4	13
Result after taxation	25	25
Net income	25	25

Shareholders’ equity	62	123
Interest-bearing liabilities	312	625
Provisions and other liabilities	38	69

Balance sheet total	412	817

Ratios
Operating income as % of average balance sheet total	7.6	7.5
Net income as % of average shareholders’ equity	26.1	18.3
Shareholders’ equity as % of balance sheet total	15.0	15.0

Financial review

Net income Net income amounted to € 78.1 million. As a percentage of total revenues, net income amounted to 2.9% [2003: 2.2%]. Basic earnings per share, calculated on the basis of the average number of ordinary shares outstanding, increased to € 0.89 [2003: € 0.69].

Results of commercial and financial activities

As in previous years, the results of the commercial and the financial activities in 2003 and 2004 are shown separately in table 5 on page 23. Table 8 on page 27 gives a five-year overview of these results. The actual results themselves are described below.

It is important to give a separate breakdown of these results, since more than half of the lease activities have been outsourced and this process will continue further. This implies that revenues from financial activities will decrease further, as will the related assets.

In 2004 operating income from the commercial activities was positively influenced by the profit on the sale of part of the lease portfolio [€ 30.9 million as compared to € 6.0 million in 2003]. In the financial activities the interest revenues from leases went down by € 29.4 million to € 68.2 million.

When assessing the results of Océ the emphasis in the forthcoming years will – in view of the outsourcing of the lease activities – be on the results of the commercial activities, excluding the once-off profit on the sale of the lease portfolio [€ 31.0 million in 2004 as against € 49.7 million in 2003].

What are financial results? The revenues from the financial activities are formed by the interest from financial leases. The costs comprise the costs of financing the lease portfolio and the administrative and selling expenses. Where the financial activities are financed from interest-bearing capital, it has been assumed that this has been done fully on a fixed-interest basis.

The costs of financing are then allocated on the basis of the average amount of fixed interest-bearing capital. For the administrative and selling expenses, including provisions for doubtful debtors, a cost level has been applied that corresponds to that of external captive lease companies with similar activities.

For the financing of the financial activities it has been assumed that equity amounts to 15% of the balance sheet total. This ratio is likewise derived from captive companies in the financial services industry which publish their own annual financial statements. The remaining part of the equity is allocated to the commercial activities.

Financial review

Table 6

Geographical spread of assets	2004		2003
	x € million	as %	x € million	as %
The Netherlands	855	38	626	26
United States	414	19	626	26
Germany	347	16	434	18
France	115	5	163	6
United Kingdom	100	4	140	6
Rest of Europe	305	14	333	14
Rest of the world	97	4	99	4

Total	2,233	100	2,421	100

Table 7

Statement of cash flow*	2004	2003	x € million
Cash flow from operations	137	340
Cash flow from investment activities	233	–12

Free cash flow [before financing activities]	370	328

Financing activities	–114	–295
Exchange rate effects	1	–15

Change in cash and cash equivalents	257	18

*	For details see pages 82 and 83.

Financial review

Use of funds and finance

Gross capital expenditure In 2004 Océ’s gross capital expenditure on property, plant and equipment amounted to € 87 million [2003: € 97 million]. Depreciation and divestments together amounted to € 98 million [2003: € 109 million].

Rental equipment and financial lease receivables The book value of rental equipment decreased by € 5.4 million to € 57.9 million. The capitalised value of financial lease receivables [including short term accounts receivable] decreased from € 801 million in 2003 to € 403 million in 2004. For the greater part this decrease was due to the sale of a part of the existing lease portfolio [€ 312 million] and the outsourcing of new leases and the related activities. The aggregate value of rental equipment and financial lease receivables decreased by 46.6% and represented 20.7% of the balance sheet total [2003: 35.7%].

The balance sheet value of rental equipment is calculated on the basis of manufacturing cost plus the cost of ensuring that the machine can operate effectively at the customer’s less straight-line depreciation. Financial lease receivables are valued at the net present value of the contracted lease instalments plus the residual value.

Interest-bearing capital At the 2004 year end the interest-bearing capital amounted to € 481 million [2003 year end: € 549 million]. As a result of the sale of the existing lease portfolio the cash balance was high at November 30, 2004 [€ 313 million]. This meant that net interest-bearing debt was limited to € 168 million [2003 year end: € 494 million].

Group equity At € 752 million, Group equity was the same as in 2003. The composition of Group equity was influenced by the distribution of dividends charged to the General reserve [–€ 52 million], exchanges rate changes [– € 26 million] and addition from the net income [+ € 78 million].

Group equity as a percentage of the balance sheet total amounted to 33.7% [2003: 31.0%]. Due to a decrease in interest-bearing borrowings, the ratio between interest-bearing debt and Group equity was 64:100 [2003: 73:100].

Shareholders’ equity per ordinary share, calculated on the basis of the number of ordinary shares outstanding at the end of the financial year, amounted to € 7.87 [2003: € 7.87].

Cash flow The cash flow from operational activities amounted to € 137 million [2003: € 340 million]. The cash flow from investment activities amounted to € 233 million positive [2003: € 12 million negative]. The cash outflow for investments was more than compensated for by the proceeds from the sale of leases. Net investments in tangible and intangible fixed assets amounted to € 123 million [after proceeds from disposals of tangible fixed assets].

The cash flow from financing activities amounted to € 114 million negative [2003: – € 295 million]. The dividend paid in cash to holders of ordinary shares was € 48.4 million. The dividend paid to holders of preference shares amounted to € 3.6 million.

Financial review

Table 8

Commercial versus financial results	2004	2003	2002	2001*	2000	x € million
Operating income [EBIT]
Commercial	62	56	142	135	199
Financial	48	69	84	90	83

Total	110	125	226	225	282

Net income
Commercial	53	36	86	79	128
Financial	25	25	27	26	24

Total	78	61	113	105	152

Free cash flow [cash flow before financing activities]
Commercial	–9	195	247	145	68
Financial	379	133	91	28	–87

Total	370	328	338	173	–19

Return on total assets [ROA] as %
Commercial	3.7	3.2	7.5	6.8	10.5
Financial	7.6	7.5	7.6	7.5	7.4

Total	4.8	4.7	7.5	7.1	9.1

Net income as % of average shareholders’ equity
Commercial	8.5	5.9	12.4	10.0	17.4
Financial	26.1	18.3	16.1	14.6	14.3

Total	10.9	8.3	13.1	10.9	16.8

*	Before exceptional items.

Financial review

Credit facilities At the end of the financial year a total of € 660 million of unused credit facilities in the form of multi-year stand-by credit contracts were available to the Océ Group. During the year contracts were entered into for new stand-by facilities amounting to a total of € 410 million.

Financial leases

An essential element in Océ’s sales concept is that customers can find the complete solution for their needs, including their financing requirements, via one single point of contact. Lease programmes therefore form – and will continue to form – an indispensable component of Océ’s offerings to its customers. More than 50% of the sales of machines are financed via financial leases.

In 2003 Océ started outsourcing its lease activities, largely to specialised lease companies. Via this outsourcing the specialised know-how available within the lease partners is used in order to leverage the commercial potential of leasing to the full. Together with these partners new lease programmes are developed and brought to market.

The outsourcing of the lease activities also gives Océ the possibility of focusing investments on its core activities and improving the return on total assets [ROA] and the return on equity [ROE].

Even after outsourcing, Océ continues to be the face that is presented to the customer. Outside of the United States, i.e. in Europe and the rest of the world, the private label model is therefore used. The lease partners operate under the name ‘Océ Finance’. The one-stop shopping concept is maintained and Océ’s brand name is used to full effect.

The outsourcing of lease activities meant that the systems of Océ and of its lease partners had to be harmonised with each other. In the second half of 2004 this harmonisation was achieved and as from that moment there has been a clear acceleration in the outsourcing process.

In the Scandinavian countries the lease activities, including the sale of the portfolio, have been transferred in full to Telia Finans AB.

In the six European countries served by De Lage Landen International B.V. implementation of the lease partnership was initially slowed down slightly in 2003 due to the above-mentioned harmonisation of systems. In 2004, however, the greater part of the backlog was made good. Most of the new lease contracts are now concluded directly in the name of the lease partner and a substantial part of the existing portfolio in these countries was transferred during the year under review. In the past year De Lage Landen also took over Telia Finans A B, enabling a further simplification and standardisation of processes. In the year under review a framework agreement was concluded with CIT [Commercial Investment Trust] for the outsourcing of the lease activities in Italy, Switzerland, Australia, Central Europe and South East Asia. As a result, a lease partner became available for all Océ subsidiaries that had not yet been included in the vendor lease programme. The partnership with CIT is also based on the private label concept.

Financial review

In the United States Océ operates via its own captive lease company, Océ-Financial Services, Inc. Under this concept new lease contracts are concluded in the name of the Océ captive financing company and are then bundled together and sold to an external partner. Océ remains responsible for activities such as invoicing and the collection of accounts receivable. This model was chosen for the United States as sufficient critical mass exists there for the profitable operation of a captive and because the operations take place within one jurisdiction.

In Europe this is much more complicated; besides, at the level of the individual operating companies there is not enough critical mass.

Impact In both Europe and the United States good progress has been booked on outsourcing the lease activities. New lease contracts in Europe were placed direct with the external lease partners. In the United States the new lease contracts were concluded by Océ-Financial Services, Inc.; the lease receivables, the ownership of the relevant machines and all related risks were then sold to funding partners. In total, an amount of € 312 million of financial lease receivables and the machines that they related to was sold to external lease partners in the 2004 financial year, € 139 million in the United States and € 173 million in Europe. The transfer of the existing lease portfolio led to a book profit of € 30.9 million.

The proceeds from the sale of the total lease portfolio would be sufficient to pay off all existing loans and deferred tax liabilities relating to the leasing activities. However, the resultant financial latitude that has been created will be used to strengthen the company. This will be done in the following order of priority: repayment of loans, investing in assets [including acquisitions] that enable the set financial objectives to be achieved, as well as other options, such as the repurchase of the company’s own shares.

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The world of Océ | Digital Document Systems

	Customer segments	Products and services	Competitors
Corporate Printing	Segments in which Océ operates: Data centres Central repro departments Extensive office environments

Departmental printers, black-and-white and colour.

[Very] high volume printers/copiers, black-and-white and colour.

Production printers, black-and-white and colour, cutsheet and continuous feed.

High speed scanners.

Canon IBM Kodak Konica Minolta Ricoh Xerox
	Specifically in the sectors: Financial institutions Telecom and utility companies Government and education Trade, transport, industry and consultancy	Financial services.

Commercial Printing	Marketing Services Digital Newspaper Network Printing industry Digital print providers Reprographic businesses [quick printers and copy shops]	[Very] high volume printers/copiers, black-and-white and colour. Production printers, black-and-white and colour, cutsheet and continuous feed. Financial services.	Canon IBM Kodak Konica Minolta Ricoh Xerox

Océ Business Services	All customer segments of: Corporate Printing Commercial Printing Technical Document Systems	Taking over and carrying out [outsourcing] by Océ of document management processes for both wide and small format applications.	IKON Pitney Bowes Xerox Local suppliers

Software & Professional Services*	All customer segments of: Corporate Printing Commercial Printing Technical Document Systems Display Graphics Systems	Integrated document management systems: input and output management software, document workflow software, document archiving software. Professional services: training, consultancy, implementation, support.	Canon Hewlett-Packard IBM PLP Digital Systems Seal Systems Xerox Zeh Software

*  The results of the business group Software & Professional Services are integrated in those of the business groups Corporate Printing, Commercial Printing, Technical Document Systems and Display Graphics Systems.

The world of Océ | Wide Format Printing Systems

	Customer segments	Products and services	Competitors
Technical Document Systems	Print-for-use Construction companies, architectural and engineering offices Industrial companies Utility companies Telecom businesses Government	Wide format production printers, black-and-white and colour. Wide format scanners. Print management software. Financial services.	Fuji Xerox Hewlett-Packard KIP Ricoh Xerox

Print-for-pay Reprographic businesses Copy shops

Display Graphics Systems	Print-for-use Corporate and retail in-house printing Printing works Advertising and design agencies	Wide format production printers [roll-to-roll and flatbed] for indoor and outdoor applications. Print workflow software. Financial services.	Epson Hewlett-Packard Kodak Mimaki Mutoh Nur Scitex Vutek
Print-for-pay Digital print providers Reprographic businesses Photo processing laboratories Silkscreen printers

Imaging Supplies	All customer segments of: Technical Document Systems Display Graphics Systems Corporate Printing Commercial Printing Océ Business Services	Wide format media. Specialised display graphics media and inks. Print media.	3M Hewlett-Packard Intelicoat Neusiedler Paperlinx Sihl

Developments in the markets | Digital Document Systems

Results of Digital Document Systems	x € million	2004	2003	changes as %	organic as %
	Revenues	1,834	1,907	–3.8	+0.3
	Non-recurring	487	444	+9.7	+13.3
	Recurring	1,347	1,463	–7.9	–3.6
	Operating income [EBIT]	55	70	–20.8	—

General

The strategic business unit Digital Document Systems [DDS] concentrates on document output solutions for specific market segments and printing activities that require high productivity.

DDS comprises four business groups.

The Corporate Printing business group serves financial institutions, telecom companies, utility companies, government institutions, educational institutions and companies engaged in industry and trade. The focus of this business group is on integral solutions for document output management in high-production environments [print-for-use].

The Commercial Printing business group serves marketing services companies, digital print providers, the printing industry and repro-graphic businesses. This business group focuses on commercial applications [print-for-pay].

The customers of the Software & Professional Services business group are to be found in all target groups of both Corporate and Commercial Printing and Technical Document Systems. This business group concentrates on customer support and software products and project services for the implementation and use of digital solutions.

Lastly, the customers of the Océ Business Services business group use the products and services of DDS and WFPS for the outsourcing of document management processes. This business group specialises in document handling, printing and copying activities and complete document management and printing processes.

Corporate Printing

Market position The Corporate Printing business group focuses on print solutions for customers in high-production environments where it offers integral solutions for document output management. This relates, for example, to EDP environments in big companies, where large numbers of transaction documents are printed electronically, and to central repro-graphic environments with very high volumes of document production. In addition, Océ offers a series of office applications for use at both central and departmental level. Océ’s distinctive feature in this market is that it offers innovative products and services that allow organisations to manage their documents efficiently and effectively.

Corporate Printing concentrates on three vertical market segments:

•	finance, telecommunication and utility companies;

•	public services: government, health care and education;

•	trade and industry: manufacturing companies, retail and wholesale trade, transport, logistics and consultancy.

For customers in these segments the primary focus is on improving the effectiveness of documents and the information they contain and on achieving maximum efficiency and cost control.

An option that is increasingly in demand is the use of colour. Océ has a number of outstanding products available for such applications.

For high production applications the company offers the Océ CPS 800 printer/copier and the Océ CPS 900 full colour printer, both of which were introduced during 2004. The machines in the Océ VarioStream family for the high and very high volume segments can print not only in black but also in any desired spot colour or house style colour.

New products introduced by Digital Documents Systems in 2004

Product	Business group	Application
Océ VarioStream 9210 and 9220	Corporate and Commercial Printing	Very high volume continuous feed printer family, based on a completely new, innovative technology: ‘Colour-on-Demand’. Océ offers users a development route to move from black-and-white printing via Océ CustomTone to full colour. These machines set a new standard for very high volume printing.

Océ VarioStream 7000 MICR and CustomTone	Corporate and Commercial Printing	New applications for the Océ VarioStream 7000 family that was launched in 2003. They include a big increase in the number of application speeds for use in MICR [Magnetic Ink Character Recognition] – e.g. for the automated processing of cheques and bank statements.

Océ VarioPrint 5115 and 5160 document printing and convergence models	Corporate and Commercial Printing	New models of the Océ VarioPrint 5000 series which was introduced in 2003 for document environments. They feature scanning and copying functionality and advanced finishing options such as stapling of brochures and high-capacity storage of finished documents.

Océ VarioPrint 2110	Corporate and Commercial Printing	Highly advanced multifunctional printer/copier/scanner for high-production mid-volume environments.

Océ VarioPrint 3070	Corporate and Commercial Printing	Production printer for transaction and document printing, especially in office environments.

Océ CPS900	Corporate and Commercial Printing	Full colour production printer for reprographic departments and commercial environments.

Océ CPS800	Corporate and Commercial Printing	High production full colour printer/copier for reprographic departments and commercial environments.

Océ CS230	Corporate and Commercial Printing	Mid-volume colour printer/copier.

Océ CS180	Corporate and Commercial Printing	Mid-volume colour printer/copier.

Océ PRISMA-web	Software & Professional Services	Advanced e-business solution, allowing orders to be placed and processed fully automatically via the internet.

Océ Document Designer	Software & Professional Services	Variable document processing software for data centres and direct mail applications.

Océ PRISMA-satellite	Software & Professional Services	Print output management software. Includes new functions that offer more possibilities for cost-effective print management in office environments.

Océ PRISMA-production new releases	Software & Professional Services	Output management system with maximum productivity and flexibility benefits.

Océ PRISMA Software bundles	Software & Professional Services	Comprise all functions that are needed for the following customer environments: PRISMA for Office, for Printrooms, for Printshops, for Printing-on-Demand, for Mailers, for Enterprise Resource Planning [ERP], for Transaction.

Developments in the markets | Digital Document Systems

The new Océ VarioStream 9000 family, which was expanded by the launch of the Océ 9210 and the Océ 9220 early in 2004, has again positioned Océ as the innovative leader in high volume printing. The current machines can print in duplex mode in black-and-white and with spot colour. The underlying technology forms the basis for a range of full colour printers that will be introduced in the years ahead.

In office and printroom environments customers are increasingly realising the importance of the company-wide management of their machine establishment and their document production. Océ’s offerings in this area relate to services for analysis, implementation and management.

These enable the use of installed equipment to be optimised and also bring about a reduction in the related costs.

In printroom environments convergence, or the possibility of processing various document flows via one single printer, is essential. Océ has set the standard for intelligent software which can efficiently handle the entire document management process, mostly controlled from one single location.

Developments in 2004 During the year under review Océ boosted the competitive strength of its product portfolio in all environments: in the data-processing centre, the printroom and the advanced office. Océ therefore supplies complete solutions, consisting of hardware, software and services, under the names Professional Office, Professional Printroom and Professional Transaction programs respectively.

The focus on specific market segments has led to the introduction of products that offer an optimum combination of innovative printing systems, output management software and professional services. During the Océ Open House held in February 2004 in Poing, Germany, a series of ground-breaking products were on display. Special attention was also devoted there to the added value of colour offered by the Océ CPS900 and the Océ VarioStream 9000 family.

In the corporate environment the digitisation of documents continued to advance. There was a further decrease in analogue copying during the year under review. Document processes in the office and in document production and transaction printing are being integrated more and more. Printing is replacing copying. Though paper continues to be important, it is increasingly becoming an intermediate working medium. The layout and the use of colour are growing in importance because they make the information that is presented easier to retain. The distribution and archiving of documents will, however, take place more and more in digital form. The introduction of the Océ PRISMA-satellite 1.2 now allows Océ’s corporate clients to manage office documents, whilst at the same time increasing the printing efficiency and reducing the costs for the customer.

To meet the growing demand for colour Océ has launched a complete series of colour printers for the office and the printroom.

For the mid-volume and for the high volume and very high volume segments Océ has expanded its product range considerably by adding a series of new and upgraded printers, both for cut sheet and for continuous feed. The successful series of cut sheet printers was completed with the introduction of the production printer, the Océ VarioPrint 2110. In the high and very high volumes Océ confirmed its position as a supplier of leading-edge technology with the launch of the Océ VarioStream 9210, a new continuous feed printer. The Océ VarioStream 7000 family was also completed during the year under review. In this way Océ continues to offer its customers a truly complete range of products.

Trends Growth in the corporate environment is taking place specifically in high-production colour and high volume black-and-white print solutions. Printing speeds are continually being increased and printers that can also print in colour are replacing the mid-volume black-and-white printers and thus paving the way for a greater use of colour in office applications.

Many customers realise that the costs involved in the processing of documents have to be brought more under control. This gives rise to the need to replace a large number of decentralised printers with a much smaller number of high-production systems that operate at departmental or central level, since such systems enable substantially lower printing costs. Outsourcing is also a solution that is being chosen more often.

Strategy Océ’s strategy for corporate printing is aimed at achieving and strengthening a top position in all high-production printing segments. With this aim in mind Océ offers a complete range of state-of-the-art printing systems, for both black-and-white and colour. In addition, Océ can supply excellent output management software in the form of PRISMA-production and PRISMA - satellite which are efficiently able to control both Océ equipment and third-party machines. To complete its portfolio Océ has opted for strategic cooperation with partners. In all important markets Océ is working on a continuous strengthening of its distribution systems, notably in the United States and the United Kingdom.

In the market for continuous feed printing systems Océ is consolidating its leading position by further strengthening its distribution systems and innovation efforts. The introduction of the Océ VarioStream 9000 family has again demonstrated that Océ is the leading innovator in this segment. In response to the increasing customer demand for complete solutions – and the resultant increase in complexity – Océ is investing in its operational organisation, and in sales and consultancy services.

Océ also offers an extensive range of services via the Océ Business Services and Software & Professional Services business groups.

Commercial Printing

Market position The Commercial Printing business group serves customers who use the equipment commercially as a production asset to generate income.

Within businesses that concentrate on the production of direct mail [marketing services] Océ holds a leading position world-wide with its high and very high volume printers. In this market Océ also holds a strong position amongst digital print providers. We have recently extended our activities into segments of the printing industry market, especially for time-critical production runs, limited print-runs and personalised mailings or frequently updated instruction manuals. This segment is expected to show strong growth in the years ahead.

Over the past years Océ has already built up a strong position in the production of books and newspapers with a limited print-run. Although digital printing is provisionally being used on a limited scale in the printing world, great growth potential exists alongside offset, which continues to be the appropriate technique for bigger print-runs.

Developments in 2004 Unwillingness to invest still made itself felt in the commercial printing market, particularly in this market’s most important segment: marketing services. The decline in advertising expenditure also impacted on direct-mail activities. Market conditions were marginally better than in the previous financial year.

In the printing market the role of digital printing is steadily expanding, despite being slowed down by economic developments. The number of machine placements [net] remained at almost the same level as in the previous year. None-the-less, Océ is gaining more and more ground in this market, especially thanks to the improved and expanded product offerings. This was very clearly demonstrated by the introduction of the Océ VarioStream 9000 family. For Océ opening up this market also entails the development of new competencies in the sales organisations.

The printing of daily newspapers in limited print-runs [Digital Newspaper Network] attracted much attention during the year under review, notably because of the activities at the Athens Olympic Games, where major dailies from numerous countries were able to supply their national delegations with newspapers for that day freshly printed on Océ-machines. The most important aspect of this activity, therefore, is that it demonstrates the special possibilities that the equipment has to offer for a specific part of the printing market.

Both by expanding its range and by means of its vertical market approach Océ has been able to gain ground in the commercial printing segments. In these highly demanding market segments reliability and productivity are of the utmost importance and Océ machines achieve high scores in this respect. Besides, Océ has translated its lengthy experience of complex printing processes into the development of software that can steer the entire process flexibly and problem-free, even where the system also incorporates non-Océ equipment.

Trends The strong growth in the commercial digital printing segment is being driven on the one hand by the outsourcing of printed matter by the corporate environment to commercial printers and, on the other, by the migration to digital printing of printed matter that was traditionally produced on offset presses. This migration has become possible because of decreasing costs, the ever better quality and productivity of digital printers and the availability of workflow solutions tailored to the needs of the commercial segment. The shift towards digital printing is being boosted by the increasing demand for small print-runs and personalised documents for which digital printing is more suitable than offset. The biggest potential growth in colour printing is to be found in the very high production segments [contract printers, book printing and direct mailers]. In absolute terms the share of colour is still small due to what is still a relatively high ‘total cost of ownership’.

Strategy Océ’s objective is to achieve a further strengthening of the top position that the company now holds for continuous feed solutions in the very high production segment of digital printing. The Océ VarioStream 9210 and the Océ VarioStream 9220, which were introduced in 2004, represent the benchmark for this part of the market in terms of technology and innovation, partly due to the fact that they can be further developed in phases to become highly productive full colour systems.

In the printing industry market - one of the growth markets for digital printing - Océ aims to achieve a prominent position by launching new technologies. Here, too, a key role will be played by the Océ VarioStream 9000 family plus the advanced cut sheet colour printer, the Océ CPS900. Océ’s printing industry sales and sales support organisation is also being strengthened to ensure that it has the know-how and expertise needed to meet the specific requirements, wishes and business processes that exist within this sector.

Océ aims to become a major supplier of products to print shop and copy shop chains. The new mid-volume and high volume printing systems, such as the Océ VarioPrint 2110 and the full colour Océ CPS800 and Océ CPS900, are eminently suitable for such applications. A crucial aspect in this market is Océ’s ability to offer hardware and software bundled together in one package.

Software & Professional Services

Market position The Software & Professional Services business group brings together all of Océ’s expertise in the area of output and document management. The group is a centre of expertise and comprises Océ specialists who, working closely together with the customer’s specialists, analyse the customer’s print output and document processes and formulate proposals for improvements. The systems, consisting of hardware and software, are designed and implemented by Océ’s specialists and consultants. Océ structures these activities by applying its own working method, the Océ Solution Delivery Process. Over the years Océ has also built up in-depth experience of processes, systems and software solutions specifically geared to the needs of each customer sector.

In all markets in which Océ operates, paper flows and digital document flows have become increasingly more integrated and more complex. These document processes and workflows need to be managed and controlled. Ever since the introduction of its first digital printers Océ has been developing software for the management of printing processes and printing systems.

Océ’s customers are seeking ways to add greater value to their documents and, at the same time, to reduce the costs of document production in their businesses. As part of its Professional Office Programme Océ supplies software and services that enable printing and document flows in businesses to be analysed. On the basis of the information from such analyses new printing configurations are proposed in combination with intelligent software which channels each print job to the equipment that is most suitable and most cost-effective for processing that job. In environments where high and very high volumes are printed Océ is able to ensure not only the very highest degree of efficiency but also to add extra functionality to transaction documents. In this way bank statements or gas or electricity invoices can be given added value as powerful marketing tools. These programs and others like them have been developed in recent years in close cooperation with Océ customers.

The entire range of DDS output management programs and applications is available under the Océ PRISMA brand name.

Océ harnesses its know-how and expertise to offer businesses and customers solutions in the form of configurations consisting of Océ equipment and software, third-party machines and complete implementation services. The business group advises its customers on the restructuring and improvement of their document management processes. The business group also provides support in cases where customers outsource their entire document and printing processes to the Océ Business Services business group.

Developments in 2004 The Software & Professional Services business group has introduced software bundles that are focused on the specific needs of major customer groups. For corporate customers four bundles have been developed: PRISMA for Office, PRISMA for Printrooms, PRISMA for ERP [Enterprise Resource Planning] and PRISMA for Transaction. For the commercial market three bundles have been developed: PRISMA for Printshops, PRISMA for Printing-on-Demand and PRISMA for Mailers. Each PRISMA bundle amalgamates the most important applications and output management system functions for a specific customer segment within a single, compact and complete combination of programs. The bundles improve the customer’s working processes and efficiency and this specifically tailored bundling of software simplifies its implementation process. Various research institutes have already ranked PRISMA software as being the best software that is available within the industry.

Trends The growing volume of information and documents needs to be effectively managed. Due to the rapid advance of digitisation the enormous quantity of paper documents is being supplemented by an abundance of digital information. Not only the management but also the processing of this information is becoming more complex, as it is supplied simultaneously on paper, by fax, by e-mail or in the form of a PDF file.

Customers are increasingly asking for complete solutions, or one single package from one single supplier. The Software & Professional Services business group meets these needs in two ways. On the one hand the PRISMA products package is being further developed through the seamless integration of partner products and, on the other, Océ can draw on an extensive team of its own system consultants, engineers and project managers. These professionals are mainly active in the countries where Océ has its own sales establishments and they are supported in this work by specialised teams. Their task is to design, integrate and implement complex systems which contain both Océ products and third-party equipment.

Strategy Océ intends to achieve a substantial strengthening of its position in the market for output management systems by broadening and extending the range and by offering combinations of hardware, software and services that are targeted at specific user environments. With its Océ PRISMA output management software the company is already one of the most important players in the market today. Océ continues to concentrate on the integration of partner systems to supplement the range. The emphasis will be on job preparation and transmission to the production locations.

During the year under review Océ further extended the PRISMA family by adding partner products such as Océ PRISMA-web. This product enables corporate and commercial customers to implement web-based ordering and print job management.

In addition Océ will, together with partners, steadily expand its output management systems into complete document management solutions in which reliability, productivity, durability, ease of use and a low total cost of ownership will play central roles.

Océ Business Services

Market position Océ Business Services operates in a distinct growth market for the outsourcing of document management processes and print management activities. Its customers are medium-sized and big companies which want to concentrate on their core activities and wish to have other activities handled by the best provider of such services on the market. The activities comprise all print room processes, the operation and maintenance of complete copier/printer systems, fleet management, electronic and physical archives management, scanning and mailroom activities. Over the past ten years Océ has grown to become one of the leading companies in this field both in the United States and in Europe.

Because of its position at the centre of its customers’ document processes Océ is a partner that can offer top-class expertise, not only for the operational side of the processes but also for integrated document management. During the entire contract period possible improvements are constantly investigated, proposed and introduced. Océ acts on the one hand as a consultant who implements ‘best practices’, and on the other as a supplier of hardware and media.

Working methods and results are based on service level agreements that are in line with the customer’s wishes and the specific situation. In this way the quality, effectiveness and productivity of the document management process are improved, whilst keeping the costs for the customer at the same level or even reducing them further.

Developments in 2004 The activities were again expanded during the year under review, despite what was generally a slower growth-rate for the outsourcing market. Economic conditions are one of the causes of that slowdown. Besides this, a decrease in revenues from existing contracts slowed down revenue growth during the year. Océ continues to focus on the profitability of current contracts via cost control and by introducing new types of services that generate higher added value. As before, Océ Business Services therefore regards its current activities in printrooms and mailrooms as cornerstones but also as launch-pads that will lead to more complex assignments.

Trends The outsourcing market is still growing, despite negative economic influences, particularly because of an increasingly wider range in the activities that are being outsourced.

There is a noticeable difference between the United States and the United Kingdom compared to the rest of Europe. In the United States the character of the market is changing now that more and more new suppliers are providing services that cross the traditional borders between specialised working areas. Since the existing suppliers are also expanding their package of services, a substantial overlap is being created, leading to fiercer competition. In Europe, where outsourcing is still a relatively young development, expansion towards more complex activities linked to the management of complete information flows can be accomplished more quickly.

Strategy Océ is concentrating on boosting the profitability of its business services activities. In the years ahead this will be continued and intensified by improving the contract management processes and by realizing synergy with other parts of the Océ business. In close cooperation with the Software & Professional Services business group, Océ Business Services is developing a series of advanced solutions for the management of complex information flows. The focus will continue to be on the processes in which printing plays an important role. Océ concentrates primarily on the development of those activities which, on the basis of its knowhow and expertise and the availability of excellent equipment, will generate maximum added value. This implies a shift of emphasis away from mailroom and printroom services and towards the more complex management of the physical and electronic document flows within businesses.

Developments in the markets | Wide Format Printing Systems

Results of Wide Format Printing Systems	x € million	2004	2003	changes as %	organic as %
	Revenues	818	862	–5.1	–1.0
	Non-recurring	248	245	+1.4	+5.7
	Recurring	570	617	–7.8	–3.7
	Operating income [EBIT ]	55	55	+0.1	—

General

The strategic business unit Wide Format Printing Systems [WFPS] is subdivided into three business groups.

The Technical Document Systems business group serves customers such as construction and industrial companies, architectural and engineering offices, utility and telecom companies and the government as well as reprographic businesses and digital print providers. This business group focuses on technical applications [print-for-use] and on commercial applications [print-for-pay].

The Display Graphics Systems business group serves customers in the area of the graphic art industry and advertising agencies and focuses on indoor and outdoor advertising and other forms of graphic communication.

Lastly, the Imaging Supplies business group mainly specialises in the supply of print media for all customer categories.

Technical Document Systems

Market position Océ supplies wide format printers and software for use in the scanning, copying, printing, distributing and archiving of technical documents. Users are to be found in construction companies, in industry, in architectural and engineering offices, in utility and telecom businesses, in the transport sector and in government as well as in the professional print-for-pay environments of reprographic businesses. Océ has a strong, leading position which it has also succeeded in maintaining in the face of today’s difficult economic conditions and growing competitive pressure, mainly thanks to the quality, productivity and user friendliness of its systems.

In the process of digitisation Océ has always played a pioneering role. Time after time Océ introduced the innovations that now form part of everyday processes: the scanning of drawings for archiving purposes, electronic distribution and decentralised printing at a location close to the user. At an early stage Océ also introduced such innovations as advanced software for the allocation and management of printing costs and for the supply of print assignments to specialised reprographic businesses via the internet.

Océ has a unique reputation world-wide as a supplier of innovative solutions, quality and ease of use and a high level of service. Océ systems therefore stand out because of their high productivity, both during printing and copying and in pre-processing and finishing.

New products introduced by Wide Format Printing Systems in 2004

Product	Business group	Application
Océ TDS300	Technical Document Systems	Highly productive wide format printer/copier for decentralised departments in industrial environments.

Océ CS 40xx scanners	Technical Document Systems	A new line of stand-alone scanners which enable optimum digitisation of originals [black-and-white and/or colour]. The accompanying software offers the possibility for immediate printing on printers of various makes.

Océ Account Center	Technical Document Systems	New software version for automatically generating account information that can be printed, copied and scanned on Océ TDS and TCS systems.

Océ Power Logic Controller	Technical Document Systems	New software version for improved control over and variation in document production processes, also via the internet.

Océ Print Exec Workgroup	Technical Document Systems	New software version that controls and manages the printing process from the selection of the offerings from internet sites through to the production of physical documents in architectural, development and production environments.

Océ Repro Desk Server 1.6	Technical Document Systems and Commercial Printing	Software, accessible via the internet, which enables location independent digital print jobs to be transmitted via central servers to print shops.

Océ Plan Center 1.6	Technical Document Systems and Commercial Printing	Software package which is accessible for customers via the internet and which allows digital print assignments to be supplied to print shops via central servers.

Océ Arizona 600	Display Graphics Systems	Wide format, high volume colour printer for durable, weather resistant advertisements.

Océ CS6060	Display Graphics Systems	Wide format, mid-volume colour printer for durable, weather resistant advertisements.

Océ Arizona T 220UV	Display Graphics Systems	Wide format, mid-volume colour printer for durable, weather resistant advertisements using environmentally friendly UV inks. Processes flexible and board materials up to 5 centimetres thick for advertising signs, exhibition materials and signposting.

Traditionally, the main thrust of the commercial activities has been in Europe and the United States, but in recent years Océ has also shown strong growth in the Asian region. In Japan, Océ has been successfully active in the wide format sector for some years. This relates to an extensive market in which there is strong competition. Océ concentrates on market segments in which the company can excel and it has adapted its most important hardware and software to the language and specific requirements of Japanese users. Major contracts with car manufacturers underline the sound market position that Océ has meanwhile acquired in the home market of its biggest competitors.

In China, Océ has its own sales organisation but the company also operates very successfully there together with a number of distributors. In this buoyant market with its unprecedented level of construction activity and growing industrial production there is a great need for technical documents. Though the transition to digitisation is now under way, the emphasis is still on smaller volumes.

Developments in 2004 In the black-and-white segment an aggressive marketing approach led to an increase in autonomous revenues from printing systems. Despite an increase in the print volume, revenues from service remained unchanged, particularly because of exchange rate effects.

Generally speaking, Océ succeeded in maintaining the number of black-and-white printers sold in all volume segments at the previous year’s level. An important role was played in this by the various innovations aimed at a further increase in productivity and in convenience of use. For example, the introduction at the end of 2003 of the Océ Power Logic Controller in the TDS series was well received in the market.

The same also applied to the new versions of Océ’s print management software which were developed in the company’s R&D centres in the United States and France.

In the low volume segment Océ introduced the Océ TDS300 at the beginning of 2004. The Océ TDS300 makes it easier for smaller companies in particular to take the step from analogue to digital. With this machine and with the Océ TDS400 and the analogue Océ 7050 Océ now has optimum coverage of the low volume segment.

The number of systems sold in the Océ TDS800 series, the most productive machine in the high volume segment, remained practically the same as in the previous year. Specialised reprographic businesses in particular used this machine to replace its successful precursor, the Océ 9800, and to profit from the latest technology and increased functionality and productivity of this new machine. Within industry, by contrast, more and more print volume is being distributed to smaller printers such as the Océ TDS600 and the Océ TDS400.

Developments in the markets | Wide Format Printing Systems

In the colour segment the Océ TCS400, both the printer and the printer/copier variant, has already built a clear market position, especially in Europe. Océ has therefore succeeded in becoming the first supplier to incorporate the proven black-and-white productivity concept into a colour system as well. As its population expands further, this machine will in the near future make an important contribution to recurring revenues. Although many users of wide format printers are at the moment still sticking with black-and-white printing on the grounds of lower costs and high productivity, there is no doubt that colour will serve as a catalyst for future growth.

In the past year Océ was again officially recognised as the supplier with the most complete and best wide format offerings, as regards both hardware and software and both in black-and-white and in colour. The authoritative American test institute BERTL praised the quality and reliability of the TDS series and the Océ TCS400 and pointed to the high standard of Océ service and the high level of customer satisfaction.

Trends In general the TDS market will only show very modest further growth in the years ahead. Moreover, the growing exchange and archiving of electronic information will in many cases lead to more decentralised printing, which means that the emphasis will shift from big to smaller machines. The black-and-white printing volume in specialised reprographic businesses is expected to increase further, so that replacement investments will be needed in that sector. The ongoing advance of digitisation is leading to a decline in the volume of analogue printing. In smaller organisations, however, the need for analogue systems will provisionally continue to exist. The shift from black-and-white to colour is continuing unabated, both for printing, scanning and copying. Many organisations use combinations of colour and black-and-white systems.

Strategy Despite limited market growth Océ aims to grow further by means of product innovation and greater distributive strength. This will allow Océ to further expand its already strong position in Europe and the United States and to continue its expansion in Japan and China and in various emerging markets.

Marketing programmes focusing on customer satisfaction and on expanding the range of products in combination with further intensive training of the sales and service organisations should result in an increase in market share. Océ is continuing, as before, to invest in printers and scanners and in the software required to guarantee their best possible operation. A series of new systems and system and software options are scheduled for release in 2005. They include new print management software versions for specialised reprographic businesses and for organisations which produce wide format prints in-house.

Display Graphics Systems

Market position Driven by the increasing dynamism in the advertising market, the Display Graphics Systems [DGS] business group focuses on the flexible and fast digital printing of posters, banners, billboards and numerous other wide format graphics products. In this market digital technologies were introduced only a comparatively short time ago as a replacement for highly developed techniques such as silkscreen printing, photographic printing, offset and traditional lettering. Since the value of digital products is becoming increasingly apparent, this market is expected to grow fast. In Europe and the United States Océ is one of the foremost suppliers, offering a range of advanced printers. In Japan Océ successfully started its display graphics business during the year under review. In addition, via Onyx Graphics, Océ holds a leading position worldwide for the software-based control of display graphics printing systems.

Developments in 2004 On an organic basis, revenues of the DGS business group increased slightly during the year. The main cause is the still slow recovery of the advertising market which was badly hit by the stagnation. The introduction of new products has strengthened the range but these only contributed to the result in the second half of the year. Océ is meanwhile concentrating on a further optimisation of the portfolio with the emphasis on offering complete applications in the form of a combination of hardware, media, inks and expertise.

Over the past year Onyx Graphics again booked excellent results.

Trends The growth of the display graphics market as a whole is dependent on the development of advertising expenditure. Within the market the growth of the digital segment is comparatively stronger, as digitisation is increasingly giving rise to more productive, flexible and cost-effective production methods. Even though the market is again beginning to grow slightly, the willingness of customers to invest in completely new digital production equipment is still low. The market is also highly fragmented both on the customer side and on the side of the hardware manufacturers. Further consolidation therefore seems likely.

Strategy Océ has built up a strong position in display graphics in recent years. DGS is focusing in full on expanding this position further. The world-wide sales and service organisations will make a strong contribution to these efforts. Offerings to customers include a well-balanced package of hardware and software products featuring the right ink-media combinations for specific applications.

The business group targets those segments in which the highest rate of growth is expected, notably in the mid-volume segment and in the area of flatbed printers. Product offerings will also be completed by adding strong partner products.

Synergy with the TDS activities will be optimally utilised, especially in the areas of sales and service organisation and in technology.

Imaging Supplies

Market position Media for printers and copying machines form an essential part of Océ’s overall product offerings. That close linkage dates back to the period when images were still formed using chemicals. Since that time, however, Océ’s R&D has constantly concentrated on achieving the best possible interaction between hardware and media. That same expertise also forms the basis for a wide range of specialised media, for example for CAD and display graphics applications on Océ products and on machines from third-party suppliers.

The Imaging Supplies business group is active in the entire field of wide format and smaller formats [A3 and A4], both in plain paper and in specialised papers and films. Right from their launch Océ’s offerings of small format colour printers [the Océ CPS700, 800 and 900] were completed by a full range of specialised materials. As a supplier of white bulk paper Océ also holds a relatively strong position in Europe. In the United States the business group is the market leader in the black-and-white wide format sector, which includes CAD materials, whilst it is also strongly positioned in the [wide format] colour market and in the market for display graphics. Both in Europe and in the United States the business group is a leading performer in the areas of logistics and sales support.

Developments in the markets | Wide Format Printing Systems

Developments in 2004 During the year under review the sluggish recovery of the economy and another fall in paper prices on the world market were factors that affected the revenues and profitability of this sector. Against this background the business group performed well, principally because of the investments that were made in recent years and the continued strengthening of logistics systems. Despite lower revenues, the profitability of Océ’s activities was not impaired.

Though the volume of wide format plain paper and CAD materials showed a world-wide decline, Océ grew its paper sales in terms of square metres. This growth in market share is largely attributable to higher sales of materials for use on Océ’s own population of machines. Pro-active promotion of machine sales and pro-active sales support efforts helped to contribute to this. The quality of the materials and the logistic performances also caused a number of major trade partners in Europe and the United States to include Océ materials in their range under their own name.

In the display graphics segment the expansion of the range resulted in a direct growth in revenues, with double-digit growth in Europe. Supply coverage for both Océ machines and third-party equipment increased substantially. The range of media and inks [also oil-based and solvent-based] is now one of the most complete in the industry.

In the A4 segment the volumes in white bulk grew marginally as compared to the previous year. The range of media for the Océ CPS700 also proved to be a particular success. For the new Océ CPS900 a line of Machine Coated [MC] paper is being developed in close cooperation with R&D and paper mills. The Océ CPS900 is specifically targeted at the printing industry, where this machine is expected to find widespread use in the printing of brochures in smaller print-runs.

In the United States there has been a further expansion of the activities in the area of small format specialities [including inkjet photo paper and overhead sheets] that are produced by the company’s own Arkwright plant.

Trends The market for imaging supplies is competitive and fragmented. In view of the current difficult economic conditions this will inevitably lead to consolidation, whilst the parties that are left will be forced to optimise their logistics process even further. The growth of the market will be stimulated by the ongoing process of digitisation, which is steadily gaining more ground on the traditional printing techniques. Technological know-how, but also expertise in the area of sourcing, are vital elements to ensure a good performance in this environment. Océ possesses both of these.

Strategy The strategy of the Imaging Supplies business group is primarily focused on maintaining its prominent position as a supplier of high-quality, specialised media for wide format printers in the TDS and the DGS segments. In addition, the business group seeks to provide maximum support to the DDS activities by offering a complete and competitive range of small format media. Thanks to its extensive range of imaging supplies Océ is able to enhance the value of its integrated solutions for its customers.

Critical success factors

A company’s success is governed by many factors: for example, by the quality of the markets, by economic conditions and by the trading climate. Of the three factors just mentioned, not one can be influenced by the people who run the business.

Equally crucial for a company’s success, however, are several factors that are often placed somewhat less in the limelight: motivated and well-trained personnel, a strong position within society, unique technology, an efficient manufacturing process and dedicated partners. These are factors that can be influenced and they are therefore the elements within the business which constantly receive maximum attention and whose importance cannot be easily ignored. Naturally, a sound financial position belongs in the list of these critical success factors, but that is dealt with in ample detail elsewhere in this report.

Core values

Océ applies seven core values which are firmly anchored within the business and which together form the genetic code for Océ: the DNA that maps out how the company conducts its activities, not only in how its employees work together but also in its contacts with the outside world.

They serve as a benchmark for assessing the competencies of employees, and also for parts of the business operations. In all their contacts with the market, with partners, with customers but also with their colleagues, Océ employees are expected to adhere to these core values as the basis for their day-to-day activities.

Although the seven core values are in themselves not unique to Océ, they have not been chosen at random: they were selected by Océ employees themselves as the most important commonly shared values for their business. They do not therefore constitute rules or regulations, even though they can be used as such, but rather how our employees think what the character of Océ should be: putting the customer first, being result-driven, being quality-driven, entrepreneurial, innovative, behaving ethically and acting with respect for human values. If the customer is also systematically able to recognise these values, then the circle is complete and the objective has been achieved.

Employees

In the two years prior to the year to which this report relates a number of radical changes had already been implemented in the composition and numbers of personnel as part of the restructuring of the business. During the year under review a start was made on relocating part of the assembly and manufacturing operations to Central Europe and the Far East, which led to the discontinuation of 175 jobs at the manufacturing facilities in Venlo. The process was virtually completed during the past year.

Océ core values

Focus Put the customer first

Be result-driven

Attitude Be quality-driven

Be entrepreneurial

Be innovative

Style Behave ethically

Show regard for human value

Critical success factors

Table 9

Distribution of employees by geographical area	2004		2003
	number	as %	number	as %
United States	8,340	39	8,969	40
The Netherlands	3,922	18	4,061	18
Germany	3,028	14	3,063	14
France	1,160	5	1,203	6
United Kingdom	1,016	5	1,041	5
Rest of Europe	2,879	14	2,903	13
Rest of the world	970	5	964	4

Total	21,315	100	22,204	100

Table 10

Distribution of employees by type of function	2004		2003
	number	as %	number	as %
Business Services	6,693	31	7,149	32
Sales	4,192	20	4,140	19
Service	4,013	19	4,327	19
Manufacturing & Logistics	2,512	12	2,514	11
Accounting and other	2,037	9	2,146	10
Research & Development	1,868	9	1,928	9

Total	21,315	100	22,204	100

Critical success factors

In close consultation with trade unions and the works council Océ acted energetically, but also carefully and with consideration for the interests of the employees involved.

Within the framework of Océ’s strategic objective of boosting its sales and distributive strength, last year saw a great emphasis on expanding the marketing and sales organisation. In addition, the training of the sales organisation was greatly intensified world-wide, in both the WFPS and the DDS organisations. Almost all sales employees have taken part in training programmes aimed at boosting their ability to give advice and improving their market and product know-how and their insight into the customers’ document processes.

Last year also brought the start of preparations for harmonizing the IT support for Europe. For that reason a central support group will be established. This will have consequences for the IT specialists who are currently active within the group companies.

Human resources policy

The Corporate Human Resources policy focuses on three main tasks: on the development of leadership potential, on competence management and on anchoring the Océ core values within the organisation.

Leadership The aims of the corporate leadership programme are to strengthen the leadership abilities, to retain critical skills within the business and to train new management talent. As an initial step towards strengthening the leadership abilities ‘leadership labs’ were held in the year. These are intensive [self-]assessment programmes that serve as a basis for further personal development. During the past year the entire executive management took part in these labs, as did a substantial proportion of the management teams. In 2005 the remaining management teams and some of the middle management will be taking part in a ‘leadership lab’. In parallel with this, programmes have meanwhile also been initiated for high potentials. Océ’s leadership programme is universally recognised as unique and expectations are therefore high regarding the results it will bring.

Competence management Competence management is aimed at raising the level of professional performances, but also at accelerating professional development and at identifying and retaining [young] talent. It is founded on identifying the specific roles required for a particular working environment and the types of behaviours, professional skills and competencies that are needed to fulfil these roles.

Competence management has in recent years been introduced in the areas of sales, service and consultancy via the Solution Delivery Process. During the year under review major initiatives were launched to introduce the competence management concept in other areas as well, for example in purchasing, IT and the financial departments. As from 2005 it will form a full part of the day-to-day activities.

The Young Océ Professionals programme was also launched during the year. As part of this programme young and highly talented employees work together [on a multidisciplinary basis] on future-oriented projects.

Océ’s core values The core values of Océ, as described earlier in this chapter, were intensively brought to the attention of Océ employees during the year and were embedded within their daily working practices. Under the motto Focus on Professionals a wide variety of media and communication channels were used for this purpose, including e-mail and web-video as well as a dedicated website on which activities and ‘best practices’ were posted. A newsletter was also published and regular meetings were held with the core values as their main theme. The core values are increasingly also forming part of the targets that managers set for themselves. Another thrust that has attracted attention world-wide is the Océ Corporate Core Value Award, which is presented every quarter to the employee who performs best in this area.

Critical success factors

Sustainable development

Océ and sustainable development Care for people, the environment and society is firmly rooted in the Océ culture. Health, ergonomics, working conditions, product safety and the reduction of negative environmental impact have traditionally played a prominent role and are therefore anchored in [policy] regulations and control instruments. Océ is fully aware of its social responsibility in an international working environment that comprises a multitude of cultural principles and customs.

The formulation of policy principles and the progress achieved in their implementation were set out in the past year in the company’s Corporate Sustainability Report for the year 2003. This report dealt with the activities of the two most important product manufacturing centres in Venlo and Poing. For the 2004 reporting period the scope of the Océ Corporate Sustainability Report will be extended to include the main international operations within the business. The basis for sustainability reporting is formed by the Global Reporting Initiative recommendations. For a number of years Océ has also subscribed to the principles that are laid down in the Global Compact of the United Nations. Another basic principle is that Océ applies its own code of ethics, even where this goes beyond local standards and customs. The organisation of the company’s sustainable business practices was further strengthened last year by raising the Corporate Sustainability Forum to an international level.

Human rights Throughout the world Océ applies high standards and values that stem from its deeply rooted tradition of respect for people. Within the framework of the UN Global Compact these have also been explicitly formulated in a human rights policy that has been published in the Océ Corporate Sustainability Report. This policy, which comprises a declaration of human rights and the company’s responsibilities in this area and a description of how compliance with the policy is monitored, clearly communicates Océ’s position on human rights to people both inside and outside the business. In the next few years this policy will gradually be structured further by anchoring within the organisation concrete procedures and compliance rules for activities in the entire supply chain.

The environment In various ways Océ protects the environment against the possible adverse effects of its production processes or the use of Océ products. A wealth of expertise has been gathered with regard to all relevant environmental aspects. As far as its products are concerned, Océ uses a life cycle analysis as its guiding principle during their development, manufacture and use and also in the processing and recycling of waste and residual materials. For example, Océ applies the concept of design for re-use when developing its products, Océ uses safe materials and processes and Océ gives high consideration to environmental aspects when making its choice of packaging materials and means of transport. During the phase in which the products are used much attention is devoted to minimising energy consumption and to the processing of used consumables and, after completing their life cycle, machines are often taken back by Océ and their components and durable parts are re-used.

Environmental performances are measured on the basis of environmental performance indicators. Each year these are analysed and compared with the objectives set out in the long term strategy. These are strategic objectives, such as making efficient use of raw materials and energy, increasing the percentage of materials recycled, cutting down on the amount of packaging and reducing emissions in the form of dusts, vapours and gases.

Critical success factors

Working conditions and labour relations Océ provides a safe and proper workplace. This applies to the company’s own employees but, because of the nature of the products, it applies just as much to the employees of customers who operate Océ machines. Intrinsic product safety is an important element in the lengthy list of requirements that Océ sets for its products, right from the very first design stage. In most cases these requirements go beyond the standards set in the [increasingly stricter] regulations of various local governments. Monitoring groups keep track of [local] legislation, identify future regulatory developments at an early stage and forecast how Océ is placed to respond to these. Océ machines are designed to deliver constantly optimum performances in the hands of those who operate them. The basis is therefore formed by human factors because these are crucial to the success of the most complicated processes. It is no coincidence, therefore, that Océ machines receive awards at very regular intervals for their ergonomic design and ease of use. This, combined with important aspects such as reliability and productivity, ensures that Océ machines are given high marks by their direct users. Océ products are suitable for a broad group of users, and also for those with a physical handicap. Océ products comply in full with the criteria set in the U.S. Government’s Section 508 Accessibility Standards.

Océ provides equal opportunities for all employees and makes clear agreements on working hours and salary. Through training and education Océ ensures that employees are able to develop themselves further and can therefore play their part in achieving the company’s strategic objectives. Océ is an advocate of open communication with employees, as is for example demonstrated via the European Works Council. Océ does not tolerate forced labour or child labour, also not on the part of its suppliers.

Society Océ’s basic principles with regard to society are set out in the Océ Policy Principles. All employees have been given a copy of these Principles and are expected to comply with them in full. The Principles include guidelines on integrity and social responsibilities and link up with two of the seven core values identified by the Océ organisation: behaving ethically and showing respect for human value.

Océ provides support at both central and local level to a large number of cultural, charitable and sporting initiatives via a series of large and small official sponsorships, purchases of works of art and donations. This emphasises Océ’s commitment towards the communities in which it operates.

Progress During the year under review Océ was the subject of studies by sustainability analysts from Triodos Bank and SNS Asset Management. On the basis of these studies ASN Bank, a wholly owned subsidiary of SNS Bank N.V., added Océ to its list of preferred stocks for socially responsible investment. Triodos Bank accorded Océ the status of approved and eligible for ethical investment. During the past year Océ was also included in the Dow Jones sustainability index.

More details about Océ and corporate social responsibility can be found in the Corporate Sustainability Reports for 2003 and 2004.

Critical success factors

Research & Development

Océ has a broad and robust technology portfolio and modern, well equipped R&D facilities. This enables Océ to develop products and services of a high technological standard which offer great added value to the user. The needs of the user form the backbone of product development, which is also fuelled by the practical experiences of the thousands of sales staff and service technicians who provide the product developers with day-to-day feedback of what is happening in the market. The developers operate in centrally managed project groups in which all relevant disciplines are represented. In this way Océ can optimally harness all the know-how, experience and skills available within the business to innovate its range of offerings. In 2004 Océ spent € 207 million on R&D. This is equivalent to 7.8% of revenues [2003: 7.7%]. About 1,900 employees work in R&D, 500 of whom are involved in the development of software.

Organisation Océ’s R&D activities are located in six countries. The facilities in Venlo focus on the development of cutsheet and wide format printers and scanners, strategic materials [toners and photoconductors] and software. In Poing [Germany] the R&D activities concentrate on the development of high volume printers and software. North America is the home of the R&D facilities for display graphics wide format colour printers, which are headquartered in San José [California] and in Vancouver [Canada], whilst Arkwright’s R&D department in Fiskeville [Rhode Island] focuses on the development of specialised imaging media. In Créteil [France], Namur [Belgium], Konstanz [Germany] and in the U S cities of Cleveland, Salt Lake City and Phoenix the company has R&D centres for the development of specialised software.

Technology Océ’s technology portfolio, which comprises a great many of the company’s own inventions and developments, is efficiently deployed to develop products and services that link up closely with the needs and wishes of users in the company’s selected markets. A good balance is always maintained between short term and long term development work. Whilst valuable basic technology is further developed and applied in new machines, work is simultaneously conducted to advance the [often lengthy] development of new and pioneering technologies that will form the basis for future growth.

One example of these proven, but continuously updated technologies is the CopyPress printing technique. In this the toner image is ‘pressed’ directly into the paper; this is a reliable technique that creates a crisp image. CopyPress is applied in combination with the organic photoconductor [OPC] for monochrome prints but it is also used in combination with the Direct Imaging Process [DIP] technique for colour printing. Both these processes were developed in Océ’s own R&D laboratories. DIP is the key technology that is incorporated in the Océ CPS700 and its successors, the Océ CPS800 and the Océ CPS900, a series that is still being further expanded.

In the development of colour printers for the wide format segment Océ is working together with partners in the area of thermal inkjet technology. Océ is also booking good progress with its own unique variant.

Critical success factors

For the very high volume continuous feed products Océ holds a leading technological position, notably thanks to the quality and reliability that it offers. These systems can be flexibly used for spot colour applications and for the printing of magnetically readable information. A new and unique technology [Colour Belt] has been built into a series of high volume machines that were introduced during 2004 and this technology improves the print quality even further. The addition of extra modules to the existing machine also allows users to upgrade to full colour applications.

Amongst the many specific applications that Océ offers to its customers, a special position is occupied by the systems for advanced data recognition technology for applications such as bulk invoice processing.

Strategic materials Strategic materials form an essential aspect of Océ’s own technology. These materials comprise black-and-white and colour toners, organic photoconductors, process drums and silicone materials. In combination with the machines in which they operate and the related software, these materials create unique capabilities which clearly distinguish Océ’s products from those of its competitors.

Machines When developing new machines, Océ applies a number of key values: productivity, quality, ease of use, low total cost of ownership, reliability and environmental friendliness. The graphic design of all software products is based on an integrated philosophy. This shortens the learning curve for the users and substantially reduces the risk of errors during operation. In the area of man-machine interaction Océ has therefore built up an excellent reputation. In systems development the primary focus is also on creating integrated operational designs [Single Point of Operation]. This allows the user to make sure that the various elements in a document process are efficiently managed.

Software Software plays a key role in the world of digital technologies. Here, a distinction is made between embedded software, which governs how the machines operate, and application software, which gives the machines added value for the customer. Software applications basically constitute the link between the machine and its performances and the wishes and requirements of the user. With its strong emphasis on output management, Océ has in recent years brought together an extensive collection of software applications to form a single integrated software package [PRISMA], tailored to the needs of specific users. In the year under review these programs were further harmonised. Océ holds a leading position in the area of output management software.

On the basis of the way in which customers use its machines, Océ focuses on two groups of customers. One group of customers uses the machines as part of – and as a cost item in – their own [production] process: print-for-use. They are interested above all in a far-reaching reduction of the costs related to their core activities. Software is the key here because it allows them to concentrate as much volume as possible on a single flexible printer which can be controlled in a simple way. The essential aim is to achieve a simple, transparent workflow.

Critical success factors

For another group printing is the core activity and it has to generate maximum profit [print-for-pay]. For these customers Océ offers software that enables them to supply a competitive and flexible product that helps them to stand out from their direct competitors. This relates, for example, to the optimisation of the workflow so that maximum high-quality output can be produced within a given period of time, even when this involves many separate jobs from different clients.

Océ’s software comprises workflow management applications [post-press, but also archiving and data recognition and data capture], print servers and controllers. This software is not only extremely efficient at achieving the set objectives, but also works together excellently with existing hardware and software systems from other suppliers that are already installed in the customer’s premises. In practice this means a considerable cost saving in addition to a simplification of the working processes. Besides this, Océ software can function without having to intervene in the operation of third-party software.

Manufacturing and logistics

Manufacturing Over the past years the manufacturing of machines at Océ, especially in the production facilities in Venlo, has undergone a great change in character. The emphasis has increasingly been to shift from in-house manufacturing towards outsourcing. Initially this only involved components but in recent years complete modules have also been manufactured externally by a selected group of suppliers. In essence, Océ’s actual machine production basically consists of high-grade assembly work. The step towards the outsourcing of a complete machine, as was initiated during the year under review, is therefore not a very big one. The crucial element here is that the manufacturing of machines has to retain the same status within Océ: in a single interrelated process that involves R&D on the one hand and the sales and service organisation on the other. This safeguards the linkage and cooperation between R&D, manufacturing and service, which is essential for a fast and efficient production startup but also of great importance for product improvements.

A major development during the past year was the actual start of the outsourcing of complete modules and machines to partners in the Far East. By having its manufacturing activities carried out in lower-wage countries, Océ can bring its manufacturing costs to the same lower level as those of its competing suppliers in the relevant markets.

When outsourcing, Océ makes use of the expertise and the networks of contract manufacturers which for quite some time now have already been supplying printer modules direct to the company’s assembly lines in Venlo. They also handle the manufacturing and sourcing of required components and some of these components are already being manufactured in the region. The quality is good and, despite the higher transport costs, the cost price is substantially lower. The activities in the Czech operation have also been expanded and more and more components are being sourced in Central Europe.

Critical success factors

Outsourcing at this level obviously takes place with the greatest care. For example, the modules and machines whose manufacturing has been outsourced will still continue to be produced in Venlo for a certain period of time.

Parallel to the outsourcing process an extensive programme has also been started to achieve a further streamlining of the supplier base for components. In this case, too, considerations of cost control will mean that a significant proportion of components will be sourced from low-wage countries. For numerous components, which can be regarded as commodities, this is possible without any loss of quality.

Océ will continue, as before, to produce strategic materials such as process drums, toners and silicone materials, mainly in its own factories in Venlo. These materials are becoming increasingly more knowledge-intensive and capital-intensive but, thanks to continuous improvements in the Venlo operations, not only has the useful lifetime of the products been extended but there has also been an increase in manufacturing efficiency. In 2004 a new plant for the production of toner for the very high volume VarioStream printers was constructed and came on stream in Venlo.

Océ’s own manufacturing facilities are located in Venlo [the Netherlands], in Poing [Germany], Prague and Pardubice [Czech Republic], in San José and Fiskeville [United States] and in Vancouver [Canada].

Logistics In the manufacture and supply of machines, service components and supplies Océ has to manage various internal and external logistics processes that have considerable financial consequences, for example the build-up of inventories. Inventories are, to the extent that they are still needed, being concentrated in regional supply centres, which cover large areas [United States, Europe, Asia]. In the past year some of the strategic inventories were relocated to the United States, leading to greater reliability of deliveries, which also has an extremely positive effect on the reputation of Océ. To a large extent the supply chain for service components is now centrally managed. In a subsequent step the smaller local inventories will also be brought within the group system. Thanks to centralised management [which meanwhile covers more than half of all inventories] local inventories can be smaller. This brings a corresponding cost reduction and reduces the risk of products becoming unmarketable. The further development of this is taking place in parallel with the renewal of the systems in the various countries and will take a further two to three years to complete.

Transport is the next step on the road towards improved efficiency. Océ’s total logistics costs are being accurately charted, as are the various logistics routes and the transport patterns that are expected in the near future. Certainly in the somewhat further future, fluctuations in market demand may have substantial consequences for logistics, all the more so in cases where modules and machines are assembled in various locations around the world. These complex logistics flows can be managed by means of an even better integration of internal systems, especially where there is a need to bring the logistics and manufacturing systems more rapidly into line with market developments.

Critical success factors

Non-product related costs Apart from savings on the costs of transport and logistics services it is also possible to achieve sizeable savings on many other non-product related costs via central purchasing, as was revealed in a worldwide survey. This applies in particular to IT costs, mobility and accommodation, but also to numerous other smaller cost items. The year under review saw the start of a project that is aimed at achieving substantial cost savings in this area over the next years.

Océ’s partners

Cooperation with partners is an integral part of the Océ business model. Reliable partners enable the business to continue to concentrate on its core capabilities and core activities and thus keep pace with its, mostly bigger, competitors. Océ’s numerous partners make an important contribution to the company’s success.

Distribution In regions in which Océ does not have its own sales channels the company works together intensively with independent local distributors. In by far the majority of cases these are energetic entrepreneurs who know the local markets better than anyone and position Océ’s offerings optimally in the market. Venlo and Poing therefore maintain close contacts with these distributors and value added resellers to enable them to carry out their work in the best possible way. As they frequently also take care of all the maintenance and servicing work, they also take part in the training and instruction courses for the machines that they sell. However much Océ believes in the value of having its own sales organisation, there are big areas in the world in which Océ would not succeed in selling its products in so many niche markets and remote areas without the help of its distributors. In a number of instances their activities have also proved crucial in capturing a share of the market. China and Japan are good examples.

Manufacturing Océ sources almost 95% of its components, machine modules and, in the years ahead an increasing proportion of its machines from a group of selected suppliers. These suppliers are involved in product development at an early stage. Océ provides the product specification; the partner is responsible for ensuring that the product can be manufactured on an industrial scale as quickly as possible, and is also responsible for setting the right price, for quality and for on-time delivery.

Product development In the earliest stage of product development Océ works intensively with universities and other knowledge centres. Because of this close contact Océ has continual access to new knowledge and, conversely, the scientific world is given insight at first hand into the latest technological developments.

In later stages of product development Océ works together with technological and system specialists and with suppliers of printer technology and software. R&D assignments are also contracted out to public and private knowledge institutes, such as TNO in the Netherlands, the Fraunhofer-Gesellschaft in Germany and various universities throughout the world. The development of complete modules is also outsourced.

Leasing For the outsourcing of lease activities outside of the United States Océ uses the services of vendor lease partners.

The partner in Scandinavia, Telia Finans AB, has been acquired by De Lage Landen International B.V. As a result, the cooperation with De Lage Landen – which was already Océ’s partner in the Netherlands, Belgium, Germany, the United Kingdom, France and Spain – has now been further strenghtened.

In 2004 a framework agreement was concluded with CIT for the outsourcing of the lease activities under a private label programme in Switzerland, Australia, Italy, Central Europe and South East Asia.

In the United States DLL Financial Services, Key Equipment Finance, Bank of America Vendor Finance and CitiCorp are our funding partners for sales of lease activities.

Management aspects

Corporate governance

Structure, policy and compliance Océ N.V. is an international holding company within the meaning of Article 153, para. 3b, Book 2 of the Dutch Civil Code. This implies that shareholder rights are not restricted by the rules that are applicable in the Netherlands with regard to what is known as the ‘structure regime’. An alteration of the Articles of Association, which was approved at the Extraordinary Meeting of Shareholders held on September 8, 2004, brought the company’s Articles of Association into line with the ‘structure regime’ and with the regulations on corporate governance.

Corporate governance is structured within Océ by the legislation, jurisdiction and codes of best practices in the countries in which the company performs its activities.

As a result the consequences of the implementation of the Sarbanes-Oxley Act also made themselves felt in 2004. This implementation is based on regulations issued by the SEC and on the adaptation of the corporate governance code that is applicable to companies listed on American stock exchanges.

Compliance with these regulations is hampered by the fact that they were primarily drawn up for American companies within the American jurisdiction.

In the Netherlands the Dutch Corporate Governance Code, which was published in December 2003 and which consists of 21 principles and 113 best practice provisions, is applicable. This code [the Dutch Code] came into force as from the financial year that commences on or after January 1, 2004 and was given legal status with effect from January 1, 2005. Publicly listed companies are therefore obliged to include a paragraph in their annual report indicating the way in which the company applies the Dutch Code.

Océ had already included this paragraph in its annual report for the 2003 financial year and the subject was dealt with at the Annual General Meeting of Shareholders on March 2, 2004 and at the Extraordinary Meeting of Shareholders on September 8, 2004. This information is available on the Océ website [www.oce.com].

The Board of Executive Directors and the Supervisory Board of Océ subscribe to the basic principle that was applied when drawing up the Dutch Code: a company is a long-term form of collaboration between the various parties involved. These parties, the stakeholders, are the groups and individuals that directly or indirectly influence [or are influenced by] the achievement of the company’s objectives and includes employees, shareholders and other providers of capital, suppliers and customers, but also government and civil society.

The Board of Executive Directors and the Supervisory Board have overall accountability for achieving the right balance between these interests, with a view to ensuring the continuity of the company.

An explanation is given below of the areas in which the principles and best practice provisions of the Dutch Code are departed from as regards those that refer to the Board of Executive Directors and the Supervisory Board. This relates to the following provisions in the Dutch Code:

II.1.1 Appointment period of a maximum of four years for executive directors.

II.2.3 Shares granted to executive directors should be retained for a period of at least five years.

II.2.7 Severance pay for executive directors is subject to a maximum amount.

III.3.4 Maximum number of supervisory directorships per person.

IV.1.1 Limitation of the right to make a binding nomination in cases of appointment and dismissal of executive directors and supervisory directors.

IV.1.2 Linking the voting right on financing preference shares to the fair value of the capital contribution.

IV.3.1 Prior announcement of all presentations to [institutional] investors, whilst offering all shareholders the possibility of taking part in these in real time.

Management aspects

With regard to the other principles and best practice provisions of the Dutch Code that are addressed to the Board of Executive Directors and the Supervisory Board, Océ has noted that these were already being applied or Océ has taken steps to adopt these to the extent that they are applicable to Océ, subject to allowance being made for existing and future legislation. Last year’s report mentioned a departure from best practice provisions II.2.1 and II.2.2 concerning the granting of unconditional options to directors and the related performance criteria. This departure no longer applies, as the option plan has been replaced by a share plan [see page 64].

The departure from provision III.3.4 concerns one member of the Board of Supervisory Directors who will reduce the number of supervisory directorships in the course of the 2005 financial year.

With regard to departures from the provisions IV.2.2 and IV.2.8 of the Dutch Code that relate to the issue of depositary receipts for shares, see page 67 of this annual report, where an explanation is given about depositary receipts for financing preference shares that do not have a stock exchange listing.

Compliance with and application of the Dutch Code Each year Océ will explain the main outlines of its corporate governance structure in the annual report and will submit any substantial changes in this to the General Meeting of Shareholders for discussion. More information on corporate governance and on the related rules and regulations is available on the Océ website [www.oce.com] under corporate governance.

Board of Executive Directors

The Board of Executive Directors consists of three members who are appointed by the General Meeting of Shareholders. In the case of each appointment the holders of the priority shares have the right to draw up a binding nomination, which can be cancelled by a resolution of the General Meeting of Shareholders that has been adopted by a majority of at least two-thirds of the votes cast, provided that such votes represent at least one-half of the issued share capital. If no binding nomination has been drawn up, the General Meeting is free in its choice. The Supervisory Board appoints the chairman of the Board of Executive Directors and decides on the allocation of the tasks of the Executive Board members in consultation with the Board of Executive Directors. Regardless of the allocation of tasks the Board of Executive Directors acts as a body with collective responsibility.

Best practice provision II.1.1 introduces the four-year appointment period for executive directors. This regulation does not correspond to the contractual situation of the executive directors currently in office. Océ will respect this contractual situation and will await future legislation in this area. For severance payments made in the event of involuntary dismissal as meant in II.2.7 Océ has to date applied a policy of paying an amount of compensation that is reasonable on the grounds of the contractual situation, social developments and case law. For such time as no change is made in the statutory regulation of the employment conditions for executive directors Océ also intends to continue to apply this policy in future.

Remuneration of the Board of Executive Directors The Supervisory Board fixes the remuneration of the members of the Board of Executive Directors on the basis of the advice of the Remuneration Committee.

The remuneration policy is aimed at attracting and retaining the best executives needed to manage a publicly listed company that operates on an international scale in the area of technological activities. This policy was dealt with at the Annual General Meeting of Shareholders held on March 2, 2004 and at the Extraordinary General Meeting held on September 8, 2004. Shareholders approved this policy including the share plan. This remuneration policy, which is aimed at supporting both the short term and the long term objectives of the company, was

Management aspects

implemented with effect from January 1, 2004. The basis is formed by a remuneration which, on balance, corresponds to the median remuneration level of a reference group of companies which are listed on the AEX or Midkap index and which, in terms of size and complexity, are comparable to Océ. This reference group consists of ASML, Buhrmann, DSM, Getronics, VNU, Wolters Kluwer and ASMI.

The remuneration package is made up of the following components: base salary, variable pay [i.e. short and long term bonus] and pension scheme. For Dutch members of the Board of Executive Directors the Dutch labour market is used as the frame of reference and for non-Dutch members the market conditions of the relevant country.

The total package [base salary, variable pay and pension scheme] is determined on the basis of the median level in the reference group. Variable pay is considered by the company to be an important part of the total package. The performance criteria to which short term and long term bonus are linked are focused on value creation and on increasing shareholder value over the short and longer term respectively.

The remuneration package of the members of the Board of Executive Directors is structured as follows:

•	Base salary

The level is at the median of the above-mentioned reference group of comparable companies. In 2004 the individual remuneration of the members of the Board of Executive Directors remained the same as in 2003.

•	Variable pay

Short term bonus For the 2004 financial year the bonus scheme was one in which the performance targets for the Board of Executive Directors were related partly to the Group’s financial results, such as net income and return on total assets [ROA], and partly to individual targets, such as defining and implementing strategy, industrial policy and restructuring operations. With effect from 2005 the bonus scheme will be linked solely to financial performance criteria, i.e. net income and ROA. The maximum level of the bonus that can be earned has been fixed at 50% of base salary. The extent to which the set targets have been achieved is partly determined on the basis of the annual financial statements as verified by the external auditor.

Long term bonus With effect from 2005 the existing annual Stock Option Plan will be replaced by a Share Plan that will be linked to performance criteria. These are focused in full on creating shareholder value, i.e. share price gains plus dividend. Each year a three-year cycle will start, whilst performances will be measured each time at the end of the period by comparison with the following peer group of European technology companies that have a comparable business model: Agfa, Akzo Nobel, ASML, ASMI, DSM, Heidelberger Druck, Infineon, Philips and Stork. The position that Océ occupies in the peer group will in each case determine the number of shares awarded. The shares awarded at the end of a three-year cycle should be retained for a maximum period of three years.

Océ considers that this period, which is shorter than that recommended in best practice provision II.2.3, is justified because of the fact that the shares that have been awarded can only be sold six years after the commencement of a plan.

For an overview of the individual remuneration of the members of the Board of Executive Directors see pages 90 and 91 of the annual report. As at the end of the financial year the members of the Board of Executive Directors held no ordinary shares in Océ and, apart from the options they would be eligible to receive under the Stock Option Plan, no rights to options listed on the Euronext Options Exchange.

As regards the duration of employment contracts of members of the Board of Executive Directors, company policy is that these are entered into for an indefinite period or for a specific period until the customary retirement date. The existing contracts are subject to a period of notice of six months.

Management aspects

Pension scheme With effect from January 1, 2003 the pension scheme for the Dutch members of the Board of Executive Directors, which was based on a defined-benefit system, was modified. It was replaced by a combination of a defined-benefit system, which offers a maximum pension salary of € 237,952, and a defined-contribution system for the salary in excess of that amount, which means that the company no longer has any back service liabilities. For non-Dutch members of the Board of Executive Directors the pension system of the relevant country will be applicable.

An overview of the accrued pension entitlements can be found on page 91.

The related financing costs are shown on page 90. For members of the Board of Executive Directors the contractual retirement age is 62 years and for the chairman 60 years. No contractual arrangements have been made in respect of early retirement.

Supervisory Board

The Board of Supervisory Directors currently comprises six members who are appointed in the same way as the members of the Board of Executive Directors. The Supervisory Board supervises the policy of the Board of Executive Directors and the course of business in the company and the activities relating thereto. The Supervisory Board is supplied in a timely fashion by the Board of Executive Directors with all information that it requires for the performance of its task.

The Supervisory Directors appoint a chairman from their membership.

Profile of the Supervisory Board In consultation with the Board of Executive Directors, the Supervisory Board has drawn up the following profile for its own composition: The Board consists of at least three and at most eight members. The members should operate independently of and critically with regard to each other, based on a good relationship of mutual trust. They should be experienced in the management of an international, publicly listed company. The members should have sufficient time available to fulfil the function of Supervisory Director. As to ensure continuity a spread in ages is aimed at.

Endeavours are made to ensure a broad representation of know-how and experience in one or more of the disciplines that are relevant to Océ, in particular: R&D, the production of advanced machines and materials, international marketing of high-value products and services, the environment, finance, government policy, human resources and social policy. This outline profile is periodically evaluated and adapted where necessary. In doing so, the factors that are taken into account include developments in the nature and the size of the company and its business activities, the degree of internationalisation, and the extent of the specific risks over the medium and long term.

Supervisory Board committees In practice the following committees operate at Océ:

Selection and Nomination Committee This selects and nominates candidates for appointment as a member of the Board of Executive Directors and as a member of the Supervisory Board.

At periodic intervals this committee also assesses the functioning of individual supervisory directors and executive directors.

This committee consists of Mr. J.L. Brentjens, chairman, Mr. F.J. de Wit and Mr. J.V.H. Pennings and, as an advisory member, the chairman of the Board of Executive Directors supported by the director Corporate Personnel & Organisation.

Management aspects

Remuneration Committee This committee advises the Supervisory Board on matters relating to the remuneration of the members of the Board of Executive Directors, draws up the remuneration report as referred to in best practice provision II.2.9. of the Dutch Code and monitors and evaluates the remuneration policy for the managing directors of the Océ Group. It consists of Mr. F.J. de Wit, chairman, Mr. J.L. Brentjens and Mr. J.V.H. Pennings.

It is supported and assisted in its work by the chairman of the Board of Executive Directors and by the director Corporate Personnel & Organisation. Decisions on the level of remuneration including the Océ Share Plan and the granting of shares fall within the competencies of the entire Board of Supervisory Directors.

Audit Committee This committee has a supervisory task as regards monitoring the integrity of the company’s financial reporting and as regards risk management. The committee was formally established in October 2002 and has its own charter which complies with the requirements set by both the Dutch Code and the American Sarbanes-Oxley Act.

The members of this committee are Mr. M. Arentsen, chairman and financial specialist, Mr. P. Bouw and Mr. F.J. de Wit.

The role and powers of these committees are further defined in regulations for these committees which have been published on the Océ website.

Remuneration of the Supervisory Board In 1998 the General Meeting of Shareholders fixed the remuneration of the Supervisory Board at € 40,840 for its chairman and € 27,227 for its members. The remuneration for any financial year is automatically increased if the CBS Price Index figure for household consumption in September of the preceding year is at least 10% higher than the index figure that was last used as a criterion. This increase corresponds to the percentage increase in the most recently published index figure. No further payments are made to persons who are members of committees.

For 2004 the remuneration amounted to € 46,355 for the chairman and € 30,903 for the members.

The total remuneration for the 2004 financial year of the present and former members of the Supervisory Board amounts to € 222,281 [2003: € 221,374]. As at the end of the financial year the members of the Supervisory Board held 2,969 ordinary Océ shares [2003: 2,969] and held no rights arising from options listed on the Euronext Options Exchange.

Transactions involving a conflict of interests

During the financial year no transactions as referred to in best practice provisions II.3.4, II.6.3 and II.6.4 took place involving a conflict of interests between directors, supervisory directors or natural and/or legal persons holding at least 10% of the shares in the company.

General Meeting of Shareholders

A General Meeting of Shareholders is held each year. Other meetings of shareholders may be held at the request of the Board of Executive Directors, the chairman of the Supervisory Board or two Supervisory Directors.

Shareholders who represent at least 10% of the company’s issued capital may also convene a meeting.

Management aspects

The agenda for the meeting is drawn up by the party that convenes the meeting. Shareholders who individually or jointly represent 1% or a value of € 50 million of the issued capital may submit proposals up to thirty days prior to the meeting. All shares carry a voting right pro rata to the nominal value of such shares.

Resolutions are adopted by an absolute majority of votes, except in those cases where a qualified majority is prescribed by law or in the company’s Articles of Association.

Capital and shares The company’s authorised capital consists of ordinary shares, priority shares and preference shares. For details of the composition of the authorised capital and an explanation of the various classes of shares in issue, see page 118 of this annual report.

In best practice provision IV.1.1 it is proposed that the right of the priority shareholder to draw up a binding nomination for the appointment of executive directors and supervisory directors should be limited. Océ does not intend to apply this provision. The right to draw up a binding nomination forms an essential part of Océ’s protective structure. The aim of this structure is to enable the company to protect itself against a hostile takeover, i.e. a takeover on which no agreement has been reached with the Board of Executive Directors and the Supervisory Board.

Océ can only operate optimally in a market in which a level playing field exists between the players. The players come from various jurisdictions, such as the European Union, where the absence of a level playing field in the area of anti-takeover measures became clear during the discussions on the introduction of the 13th Directive. In addition, they come from the United States, Central Europe and the Far East. Companies from these countries, too, generally have effective means of protection at their disposal.

In order to continue operating in this market, Océ wants to maintain its protective structure, which was built up carefully in the past and with the approval of shareholders, so that the interests of all stakeholders can be scrupulously kept in balance. For such time as the legal framework permits this, Océ will continue to make use of this .

Unlisted depositary receipts for financing preference shares form part of Océ’s capital. Upon the introduction of these shares careful attention was paid to the matter of the dilution of voting rights as compared to the ordinary shares. In connection with this it was decided at the time to opt for the issue of depositary receipts [certification] and to structure the composition of the board of the Trust Office in such a way that one director is appointed by the meeting of the holders of depositary receipts, one by the Board of Executive Directors of the company, and three by the General Meeting of Shareholders.

This tailor-made construction was introduced at the time with the approval of the shareholders’ meeting and was in line with the corporate governance recommendations that were applicable until recently. Consultation has been held with the holders of depositary receipts for these financing preference shares and also with the Trust Office on the application of best practice provisions IV.1.2 [voting right on the basis of fair capital contribution] and IV.2.1 to IV.2.8 [composition of the Trust Office and the granting of voting proxies to holders of depositary receipts]. None of the parties concerned can currently see the need to make any changes in the existing construction. Another aspect that plays a role in the case of the financing preference shares is the introduction of IFRS, as a result of which the capital contribution made via these shares is classed as borrowings. This is at odds with the legal status of share capital and with its related risk profile. Talks are being held with the holders of depositary receipts to find an acceptable solution for this problem.

Management aspects

Proxy solicitation Since the 1980s American institutional investors have been actively making wide-scale use of proxies to participate in the decision-making at the General Meeting. As from December 1999 it has been legally possible in the Netherlands to use a record date, which brings a considerable reduction in the period during which shareholders do not have their shares at their disposal because those shares have to be placed in deposit up to and including the date of the General Meeting.

The General Meeting of Shareholders had given authorisation for the use of this record date until March 7, 2006. The Extraordinary Meeting of Shareholders that was held on September 8, 2004 approved the inclusion of this authorisation in the company’s Articles of Association, which means that it is valid for an indefinite period.

Dividend policy The dividend policy applied by Océ – as approved by the General Meeting of Shareholders on March 2, 2004 – is to distribute about one-third of the net income attributable to holders of ordinary shares to this class of shareholders.

The resultant retention of two-thirds of net income then ensures that the required rate of growth can be achieved by the company, whilst simultaneously maintaining the required balance-sheet ratios. In addition, Océ’s policy is that a reduction in the dividend per ordinary share will not be made in the event that the net income is not sufficient to implement the dividend policy. The latter has been the case in recent years. The dividend policy will be reevaluated after the sale of the existing lease portfolio and after the resultant actions have been completed.

Issuing policy Each year the General Meeting of Shareholders has given its authorisation for the issue of shares and for the limiting or preclu-sion of the related statutory pre-emptive right. This item on the agenda is accompanied each year by an explanation of the purposes and restrictions that the Board of Executive Directors and the Supervisory Board will abide by if they make use of the authorisation that has been granted.

Investor Relations [IR] policy and communication with shareholders Océ pursues an active IR policy aimed at providing shareholders with regular and extensive information about developments within the company. The CEO and the CFO have primary responsibility for relations with shareholders, other providers of capital, their intermediaries and financial journalists. For more detailed information about Océ’s IR policy see page 125 of the annual report.

Chapter IV.3 of the Dutch Code deals with the provision of information to and the logistics of the General Meeting of Shareholders.

In line with the regulations relating to price-sensitive information, Océ shareholders and all other parties in the financial market, also including potential shareholders, are provided with information simultaneously and on the basis of equality.

Contacts with the media and with financial analysts are handled carefully and the independence of analysts is respected. Important publication dates for results are announced in advance wherever possible. Presentations given during the explanatory comments on the six-monthly and annual results and tele-conferencing meetings on the first and third quarter results are posted on the Océ website.

These presentations are made available via webcasting for wider groups of interested parties.

Management aspects

Risks and risk management

Market risks

The economic cycle Océ’s revenues originate from machine sales, software and professional services [non-recurring] and from service, materials, rental, interest and business services [recurring].

The split between non-recurring and recurring revenues in 2004 was 28:72.

The relationship between non-recurring and recurring revenues, which in the past showed a time-lag of six to twelve months [before recurring revenues followed the trend in non-recurring revenues], was less marked in 2004. Whereas the growth in revenues from sales of machines, software and professional services has been positive since the fourth quarter of 2003, the aggregate revenues from maintenance, supplies, rental, interest and business services remained below those of the previous year.

In Wide Format Printing Systems, where recurring revenues declined organically by 3.7%, the decrease was attributable in full to sales of media and to the lower interest from lease activities.

It should be noted here that media, specifically paper, is focused on profit and not on revenues. Revenues from maintenance and toner were organically higher than in the previous year. In WFPS, therefore, the relationship [non-recurring/recurring] is intact.

In Digital Document Systems recurring revenues were organically 3.6% lower than in the previous year. In DDS different factors play a role than in WFPS. These factors have an impact on recurring revenues, especially with regard to maintenance:

•	Since 2002 the number of machines installed in the low volume segment has decreased sharply [–25,000 machines].

•	The population of analogue machines is decreasing rapidly and this decrease has not yet been fully compensated for by the growth in digital products.

The renewed product portfolio in Digital Document Systems and the expected growth in the sales of printing systems will lead to a growing population of digital machines and higher print volumes. This forms the basis for our confidence that the trend in recurring revenues will be turned around in a positive direction. We expect this to take place in the course of 2005.

On the cost side susceptibility to the impact of the economic cycle is limited by contracting out the manufacture of components and modules to third parties.

The outsourcing of activities to the Far East also limits the foreign exchange risk, as the services supplied are paid for in US dollars. In addition, some of the personnel in the manufacturing locations are temporarily hired, which provides greater flexibility. The logistics activities are also largely outsourced.

On the other hand, R&D activities will not be decreased, even in a declining economy.

The marketing and sales costs will also increase because Océ is continuing to invest in distributive strength. The general administrative expenses are only flexible to a limited extent within the Océ business model.

The foregoing meant that, on balance, good results were achieved in most sales companies in 2004. In the manufacturing locations under-utilisation losses were still incurred, albeit to a lesser extent than in 2003 thanks to the growth in machine sales.

For Océ, therefore, revenues growth is one of the most important elements in the achievement of its financial objectives.

Management aspects

Competitive position In terms of size Océ is a relatively small player compared to its direct competitors. In various sub-markets, however, Océ holds a leading position. The difference in size between Océ and its main competitors has a direct influence on the company’s competitive position. Bigger companies with a larger R&D budget are, in theory, more resilient in the event of setbacks in product developments and in view of Océ’s size, investments and acquisitions soon have a major impact on the results.

The answer to the above risks is to maintain a strong focus. Océ concentrates on those areas and activities in which, given the know-how and capabilities it possesses, it has the biggest chance of success. In the markets in which the company operates, endeavours are made to achieve a top-three position. In segments where this does not seem attainable, Océ only participates if this will also be possible on a profitable basis over the long term.

Océ’s competitive strength hinges on its ability to put distinctive systems on the market and this is the reason why Océ concentrates mainly on professional markets that set high requirements in terms of quality. It does this principally by offering technological concepts that it has developed itself. The most important elements of these are reliability, productivity, durability, ease of use, environmental friendliness and a low total cost of ownership. As in 2003, the year 2004 was a very successful one in terms of new products, which are described in this annual report under the activities of the Strategic Business Units.

The Océ business model is founded on a differentiated, in-house technology portfolio in combination with the company’s own direct sales and service organisation. Almost 10% of all company personnel work within R&D. In addition, about 15,000 Océ employees are in constant contact with customers: 4,200 in sales, 4,000 in service and 6,700 in business services. The interaction between R&D and the direct sales and service organisation is crucial for the quality of the products and services.

Operational risks

Partners For Océ, working together with third parties is an essential part of company strategy. In the case of manufacturing Océ fulfils an overall management function. Selected partners supply components and modules in accordance with specifications that have been precisely defined by Océ and these partners are involved in product development at an early stage. Some 95% of the components used in Océ products are manufactured in this way and an intensive interaction with the suppliers provides a guarantee of quality.

Strategic components such as process drums, organic photoconductors, silicone materials and toners are manufactured by Océ itself.

During the year under review part of the manufacturing activities for complete machines and modules was transferred to the Far East but initially this has remained limited to the placing of production work with contract manufacturers. These partners have shown that they can achieve the sought-after reduction in manufacturing costs without any loss of product quality. As a result of this relocation of activities greater attention has been focused on logistics and cooperation with external logistics specialists has been further intensified. Delivery reliability, delivery speed and costs will continue to be kept under control thanks to this close cooperation.

Management aspects

Health, safety and the environment Océ sets the highest demands as regards the safety and environmental aspects of its products. Before a product is released for manufacture and sale, it must amply comply with the international requirements that are in force in the areas of safety and the environment. The safety and environmental risks during the production of machines and supplies are kept to a minimum in their size and nature. The company regularly conducts risk assessments and evaluations aimed at identifying potential risks and taking appropriate measures in good time. Priority is always given to the health and safety of Océ employees and of its customers.

The sustainability report that was issued in 2004 deals in further detail with how these risks are minimised.

Technological risks

Research & Development [R&D] R&D is one of the critical success factors for the company. The development of new technologies and products can take between five and ten years and this involves high levels of investment and a low tolerance for failures or for the late introduction of new products.

In recent years Océ has spent about 7% of revenues each year [2004: 7.8%] on R&D. In absolute terms this is still a substantially lower amount than a number of the company’s competitors spend on R&D. Océ must therefore maintain a tight focus on developing technologies that will be successful in the future and on entering into effective alliances with third parties.

The interaction between hardware and software is one of the major preconditions for ensuring a manageable document flow and consequently in R&D about 25% of the employees are currently working on software solutions that link up closely with developments in hardware. In 2004 this resulted in a software portfolio that is in a class of its own.

Product portfolio Océ’s product portfolio consists of black-and-white and colour printers and copiers for small and wide formats, scanners and software. The market for black-and-white printers has reached maturity in terms of technology and as a result product development focuses on aspects such as cost-price, total cost of ownership, operational reliability, environmental friendliness, ease of use and productivity. Major technological advances are not called for in the black-and-white sector; it is more a matter of optimising the existing technologies. Océ invests sufficient R&D resources to maintain and improve its competitive position in black-and-white.

The most important future trends are the shift towards colour applications, high volume production printing and document management software. Most of the R&D resources are therefore devoted to these technologies.

The challenges for Océ are to optimise the effective timing of product launches, to improve the functionality and cost-price of machines and to offer advanced application software. In combination with business services and professional services, Océ is in the best possible position to offer total solutions for document management problems thanks to its range of hardware and software.

Financial risks

Leasing In 2004 the outsourcing of the lease activities was further accelerated.

Outsourcing is done by placing new lease contracts direct with third parties, whilst the existing lease portfolio is being sold on a non-recourse basis. In the United States this is taking place via a captive lease company, Océ-Financial Services, Inc., which itself carries out the administration and collection of accounts receivable on behalf of the funding partners. In Europe and the rest of the world it is being done by using vendor lease partners via a private label concept in which the vendor lease company takes over all the related activities.

Management aspects

The return on assets [ROA] of the lease activities is between 7 and 8% and in view of Océ’s objective of 12% ROA, this is structurally too low. The transfer of the lease activities will have the effect of depressing the net results but this effect will have to be offset by making effective use of the funds that are released.

As a result of the outsourcing of the lease portfolio, profitability [ROA/ROE] will in due course increase because the balance sheet will be shortened and capacity will be created for financing new activities that bring a higher return.

The debtors risk linked to the transferred lease activities will no longer exist and part of the lease activities [approximately € 225 million] will not be sold. The debtors risk in respect of these retained leases is expected to be higher, which means that the provision for doubtful debtors for financial leases will increase in percentage terms.

Leasing generates a very stable flow of revenues and the volatility of Océ’s results will therefore increase as a result of the outsourcing of the lease activities.

In 2005 the effect of the lower lease revenues will still be made good in part by book profits on the sale of existing lease contracts.

Foreign exchange risks/interest risks Océ achieves some 40% of its revenues within the Euro-zone and 60% outside it. Competing suppliers of relevance for Océ are mainly based in the United States and Japan. The prices that Océ charges its customers for products and services are denominated in the customers’ local currency and the biggest possible proportion of related costs is also incurred in that local currency. Since the manufacture and development of new products mainly takes place in the Euro-zone, a foreign exchange risk arises in respect of the flow of goods from the Euro-zone to countries outside it.

Because of the transfer of part of the manufacturing activities to the Far East the net level of the dollar exposure will decrease, since payment for these goods will take place in dollars.

At Océ net currency flows [transaction exposure] are the subject of an active foreign exchange management policy implemented in close consultation with the Board of Executive Directors.

For many years it has been company policy to always manage the 12-months position of the US dollar and the pound sterling on a roll-over basis, with hedging being applied up to a maximum of 80% of the net transaction exposure.

At the balance sheet date the contract value of the forward foreign exchange contracts was € 225 million. The policy that is pursued provides effective cover for the transaction risk over the coming 12 months, but a continued strong euro will have a negative effect on Océ’s results in view of the limitation of the period during which hedging takes place.

Currency translation exposures are not hedged, neither for local income nor for equity positions outside the Euro-zone. This risk is regarded as being an inherent part of doing business as a multinational company.

Management aspects

Interest risks relate to the possible mismatch in exposures to fixed interest rates. Fixed interest revenues are generated by lease and rental contracts, whilst fixed-interest charges arise from the financing of these contracts. The extent to which this risk is hedged depends on the desired risk profile.

Due to the outsourcing of the lease activities the interest risk has been significantly reduced. The interest policy was the subject of a thorough analysis in 2004 against the background of the sale of the lease contracts during the year. The interest policy with regard to leases on the balance sheet has remained unchanged and the changes made in the interest policy are focused in particular on the newly created situation in which a large proportion of the interest risk is hedged by equity and liquid funds.

International Financial Reporting Standards [IFRS] For financial years commencing on or after January 1, 2005, all European publicly listed companies have to report on the basis of IFRS.

Starting in the 2006 financial year Océ will therefore draw up its annual financial statements and quarterly reports on the basis of IFRS and therefore the IFRS opening balance sheet will be drawn up as at December 1, 2004.

Because of Océ’s listing on NASDAQ and its filing with the SEC in the United States, as much convergence as possible will be sought with the American accounting principles [US GAAP] in those cases where IFRS allows a choice to be made.

Océ is well on schedule with the introduction of IFRS: the relevant standards that do not conflict with the current Dutch accounting principles [Dutch GAAP] were implemented as much as possible in the 2004 financial year relating in particular to balance sheet classifications. In addition, existing rules have been tightened up but the impact of this was limited.

Thanks to this strategy it is possible to minimise the number of reconciliation items needed to move from Dutch GAAP to the IFRS opening balance sheet. None the less this IFRS opening balance sheet will include a number of items which conflict with Dutch GAAP and whose effect may be material. This relates in particular to the valuation of pension liabilities [reset], the valuation of option and share plans and financial instruments. At the moment it is not possible to give an indication of what the impact of this will be.

In the 2005 financial year Océ will publish the IFRS opening balance sheet as well as restated quarterly figures under IFRS.

Influence of principal risk factors on the results for 2005 [changes compared to 2004]	operating income x € million	net income x € million	balance sheet total x € million
Foreign exchange effect [€ 1 = 2004: $ 1.23; 2005: $ 1.40]	–13	–7	–50
Lease receivables at end of 2005: € 225 million	*–29	*–14	–178
Increase of 5% in revenues of DDS and WFPS	+29	+19	+34

*	The book profit on the sale of the existing lease portfolio in 2004 has not been included in these results. The size of this book profit will partly compensate for these results.

Management aspects

Internal management and control system

To provide as much certainty as possible of the financial reporting and the operational controls, Océ applies the following internal control framework:

Océ policy principles These policy principles, which are reviewed at regular intervals, provide a high-level indication of the objectives of the Océ Group, how these have to be achieved, and the ethical criteria that should be observed. All Océ employees are obliged to comply with these principles.

Ethical code for senior financial officers This code, which is addressed to all members of the Board of Executive Directors and to all senior financial executives within the Océ Group, was drawn up in 2003. It is more detailed than the Océ policy principles and focuses mainly on financial reporting.

Information Manual [IM] This manual contains a detailed description of the guidelines for financial reporting.

Both the accounting principles for annual reporting [Dutch GAAP] and the IFRS standards [‘non conflicting standards’] that have already been introduced by Océ are included in the Information Manual. Starting from the 2006 financial year Océ will report entirely in accordance with IFRS, but the above-mentioned ‘non conflicting standards’ [i.e. not in conflict with Dutch GAAP] were already implemented in 2004.

In connection with its filing with the SEC in the United States, Océ also has to comply with US GAAP by submitting the 20-F Statement.

Strategic Plans These are drawn up for all parts of the Océ organisation [operational and non-operational] and converted into budgets which are evaluated in detail on a monthly basis by the Strategic Business Units and by the Board of Executive Directors and are compared with the results actually achieved.

Internal and external audits Within the framework of control mechanisms and assurance processes an audit plan is drawn up each year by both the external and the internal auditor. The internal audit plan is focused on the most important business processes and the related risks and the audits relate to the internal financial reporting and to the existence and functioning of operational policy and procedures. The external auditor carries out the activities involved in the issue of an audit opinion on the annual financial statements. The external auditor concentrates on the financial reporting and also takes into consideration the systems that are intended to ensure reliable reporting. Together, the activities of the internal and external auditor represent a very important evaluation of the internal control framework. The internal auditor makes a formal report on the effectiveness of the internal control framework. The external auditor reports on matters relating to the internal control measures to the extent that these have been identified during the auditing of the annual financial statements. The findings of the internal auditor and also the observations of the external auditor are discussed in the central and local Audit Committees.

Audit Committee [AC] This committee consists of 3 members of the Supervisory Board and ensures the independent monitoring of the process of risk management on the basis of the supervisory role fulfilled by the Supervisory Board. The Audit Committee focuses on the quality of internal and external reporting, on the effectiveness of internal controls, and on the functioning of the external and internal auditors and meets at least four times a year. The responsible financial officers and the external and internal auditors are generally invited to these meetings and the Audit Committee also holds periodic consultations with the external auditor at which the Océ officers are not present.

Management aspects

Internal Audit Committee [IAC] The Internal Audit Committee consists of the Board of Executive Directors together with the operational directors, the Secretary of the Company, the Group Controller and the Group Internal Auditor, and normally the external auditors are also invited to join this committee. The Internal Audit Committee focuses in detail on the structure of the internal control framework, on how it functions and on the follow-up to the material observations that result from audits. This committee also discusses specific accounting issues and monitors the progress towards implementation of the Sarbanes-Oxley Act and IFRS accounting principles. In view of the size of the operations in the United States an Internal Controls Committee [ICC] has been set up there as an extension of it. The members of the ICC are the CEO and CFO of Océ-USA Holding, Inc. as well as the Presidents of the main operations, the General Counsel and the Internal Audit Director in the United States, plus the CFO of Océ N.V. [who also chairs the ICC].

Disclosure Committee [DC] The Disclosure Committee consists of the Group Controller [chairman], representatives of all operational and non-operational parts of Océ, the Secretary of the Company and the Chief Information Officer [CIO] of Océ N.V., the Group Internal Auditor, the Manager Investor Relations and the head of the Group Consolidation department. It advises the CEO and CFO of Océ N.V. on the quality of the internal controls and the financial reporting. The process that precedes this involves in-depth scrutiny and is also discussed in the Audit Committee [see above]. The committee also coordinates the implementation of Section 404 of the Sarbanes-Oxley Act which relates to the quality of the financial reporting and of the processes on which it is based [effectiveness of controls over financial reporting]. As from the 2005 financial year a separate statement in respect of this will be issued by the CEO and CFO of Océ N.V. and by the external auditors, and for this purpose an extensive programme has been drawn up to ensure that the required support activities are in place in all operations in time.

Letter of Representation [LOR] All Managing Directors and Controllers of the Group companies as well as all officers who report directly to the CFO of Océ N.V. sign a detailed declaration every quarter with regard to financial reporting, internal controls and ethical principles. Any observations made in the LORS are reported to and discussed by the Board of Executive Directors and the Audit Committee.

Whistleblowing Procedure This was formally approved in the Audit Committee in 2004 and will be introduced in the United States in the first quarter of 2005. The procedure serves to ensure that any infringement of the existing policy and procedures can be reported without the person who made the report experiencing any negative consequences as a result. During 2005 the procedure will be introduced in Europe.

The above control framework has already been evaluated for 3 years against the requirements of Sarbanes-Oxley Section 302. In 2005, under the terms of Sarbanes-Oxley Section 404, an evaluation and certification will take place of the quality of the control framework with respect to the financial reporting and both these actions will be repeated each year. For this reason the report for the 2005 financial year will state the extent to which the internal risk management and control system is adequate and effective, as well as the way in which the Board of Executive Directors safeguards these systems.

Venlo, January 28, 2005

The Board of Executive Directors

R.L. van Iperen, chairman

J. van den Belt

J.F. Dix

Annual Financial Statements

Consolidated Statement of Operations

	The figures [ ] refer to the notes	2004	2003	x €1,000
Total revenues[1]		2,652,453	2,769,263

	Cost-price	1,549,058	1,604,050

Gross margin		1,103,395	1,165,213

	Selling expenses	614,969	623,660
	Research and development expenses [2]	208,105	208,321
	General and administrative expenses	162,044	183,226
	Impairment [3]	7,888	25,175

		993,006	1,040,382

Operating income		110,389	124,831

	Financial expense [net] [4]	18,089	30,552

Income before income taxes, equity in income of unconsolidated companies and minority interest
		92,300	94,279

	Income taxes [5]	12,196	30,522

Income before equity in income of unconsolidated companies and minority interest
		80,104	63,757
	Equity in income of minority interests	507	90

Income before minority interest		80,611	63,847

	Minority interest in net income of subsidiaries	2,535	2,385

Net income		78,076	61,462

Earnings per share [6]	Net income per ordinary share	0.89	0.69	euro
	Diluted net income per ordinary share	0.88	0.69

Consolidated Balance Sheet November 30

Before net income appropriation	Assets	2004	2003	x €1,000
Intangible fixed assets [7]		37,207	48,721

Tangible fixed assets	Property, plant and equipment [8]	423,490	430,527
	Rental equipment [9]	57,891	63,279

		481,381	493,806

Financial fixed assets	Minority interests in associates [10]	1,553	2,535
	Financial lease [11]	230,962	451,848
	Other long term financial assets [12]	126,654	106,503

		359,169	560,886

Current assets	Inventories [13]	317,335	310,404
	Accounts receivable [14]	707,910	927,406
	Prepaid expenses	17,025	24,330
	Cash and cash equivalents [15]	313,060	55,709

		1,355,330	1,317,849

Total		2,233,087	2,421,262

Consolidated Balance Sheet November 30

	Liabilities	2004	2003	x € 1,000
Group equity	Ordinary shares [16]	43,634	43,631
	Priority shares [17]	2	2
	Financing preference shares [18]	10,000	10,000
	Paid-in capital [19]	511,445	511,408
	Legal reserve [20]	2,441	592
	Translation differences [21]	–140,391	–114,477
	Other reserves [22]	208,863	200,147
	Net income	78,076	61,462

	Total shareholders’ equity	714,070	712,765
	Minority interest [23]	38,209	38,822

		752,279	751,587

Long term liabilities [provisions] [24]		515,977	596,104

Long term debt [25]		438,409	380,793

Current liabilities	Short term debt [26]	42,842	168,421
	Other liabilities [27]	219,066	242,402
	Accrued liabilities [28]	219,359	236,125
	Deferred income	45,155	45,830

		526,422	692,778

Total		2,233,087	2,421,262

Consolidated Statement of Cash Flow

		2004	2003	x € 1,000
Cash flow from operating activities	Net income	78,076	61,462
	Adjustments for:
	Depreciation	147,626	173,370
	Impairment	7,888	25,175
	Installed in rental equipment	–116,797	–83,025
	Divestments in rental equipment	77,268	67,747
	Movements in financial lease	74,337	45,347
	Equity in income of minority interests	–402	271
	Result minority interest	2,535	2,385
	Long term liabilities [provisions]	–104,640	–41,241
	Provisions for financial lease, inventories and trade accounts receivable	42,470	52,140
	Trade accounts receivable and other receivables	30,938	70,786
	Inventories	–63,003	5,458
	Trade accounts payable	1,806	–31,342
	Net change in other working capital accounts*	–41,329	–8,992

Cash flow from operating activities		136,773	339,541

Cash flow from investing activities	Capital expenditure:
	Intangible fixed assets	–9,354	–11,497
	Property, plant and equipment	–86,738	–97,129
	Other long term financial assets	3,340	–1,925
	Divestments:
	Intangible fixed assets	—	94
	Property, plant and equipment	12,910	16,599
	Acquisition of minority interests	—	–17
	Disposal of minority interests	1,305	5
	Sale financial lease portfolio	312,254	79,768
	Disposals/acquisitions [net of cash]	—	2,379

Cash flow from investing activities		233,717	–11,723

* See page 83 for the specification of net change in other working capital accounts.

Consolidated Statement of Cash Flow

		2004	2003	x € 1,000
Cash flow from financing activities	Long term debt:
	Proceeds from long term debt	141,476	9,116
	Repayment of long term debt	–76,524	–329,623
	Borrowings and current portion of long term debts	–124,822	81,727
	Movement repurchased shares Option Plan	1,074	–924
	Dividend	–51,971	–51,963
	Minority interest	–3,099	–3,361

Cash flow from financing activities		–113,866	–295,028
	Translation differences	727	–14,466

Changes in cash and cash equivalents		257,351	18,324

Cash and cash equivalents at start of financial year		55,709	37,385

Cash and cash equivalents at end of financial year		313,060	55,709

Specification of net change in other working capital accounts:	2004	2003	x €1,000
Prepaid expenses	6,360	5,138
Income taxes	–31,173	12,205
Other taxes and social security payable	1,823	2,929
Pension liabilities	–586	–2,395
Other liabilities	–8,665	–3,229
Accrued liabilities	–9,764	–17,037
Deferred income	676	–6,603

Balance	–41,329	–8,992

Summary of Significant Accounting Principles

Introduction

The following summary of significant accounting principles is intended as a guide in interpreting the financial statements.

The accounting principles are unchanged compared to the previous financial year, except for the modifications made to balance sheet classifications. These changes had no impact on income and equity and have been made in order to ensure a better link-up with the International Financial Reporting Standards [IFRS] that will become applicable to Océ as from the 2006 financial year. The principal changes relate to the reclassification of showroom machines from inventories to property, plant and equipment and the classification of all software, which was previously included partly under property, plant and equipment, under intangible fixed assets.

The Group’s financial year commences on December 1 and closes on November 30 of the subsequent year.

Principles of consolidation

The consolidated financial statements comprise the financial data for Océ N.V. and its Group companies. The financial data of Group companies are fully consolidated; the minority interest is stated separately. A company is considered to be a Group company if Océ directly or indirectly holds a majority controlling interest in it. As from the date of control the financial position of the relevant company is included in the consolidation.

With effect from December 1, 2000 intangible fixed assets have been capitalised in those cases where the original cost of the acquired assets and liabilities exceeds the fair value. Previously the intangible fixed assets were charged directly to Shareholders’ equity.

The principal companies affiliated to the Group are listed on pages 123 and 124 of this report. A number of affiliated companies of minor importance have been omitted by virtue of the provisions of Article 379, par. 2c, Book 2 of the Dutch Civil Code.

Balance sheet items of Group companies are translated into euro. As the opening shareholders’ equity and movements in equity during the year are recalculated on the basis of the closing exchange rate at the end of the reporting period, differences arise as compared to the calculation based on the exchange rate used for the previous period. Such differences are charged against or added to Shareholders’ equity under ‘Translation differences’.

Statements of Operations items of Group companies are translated into euro at the average exchange rate during the reporting period. The result calculated on this basis differs from that calculated on the basis of the closing exchange rate for the end of the period. This difference is debited or credited directly to Shareholders’ equity under ‘Translation differences’. Unrealised gains on transactions between Group companies are eliminated. Unrealised losses are eliminated unless it is clear that no margin has been realised on inventories transferred.

Summary of Significant Accounting Principles

The preparation of the annual financial statements requires the management to make assumptions and estimates. In doing so, the management uses past experiences as its basis, whilst making the best possible assessment of future developments.

Consolidated Statement of Operations

Foreign currencies Transactions denominated in foreign currencies are included at the exchange rate applicable at the moment when the transactions take place.

Total revenues Revenues comprise the proceeds from the sale of goods and services to third parties excluding the taxes levied on revenues and discounts granted. Revenues are recognised as follows:

Machines Revenues are recognised after delivery and installation on the customer’s premises. If a sales contract contains an acceptance clause, the customer should have confirmed acceptance. If the customer has been offered financing by Océ in the form of a financial lease arrangement which qualifies as a sales transaction, then financial lease receivables are likewise accounted for after acceptance, with allowance being made for the unrealised interest and the residual value of the machines. Unrealised interest is shown as ‘Interest from financial lease’ for the duration of the lease, giving rise to fixed periodic interest proceeds on the net investment.

When machines are sold to a distributor the revenues are accounted for at the moment of transfer.

Proceeds from the rental of machines are included in revenues in case they relate to the relevant reporting period.

Service Service proceeds are mostly obtained from maintenance contracts that have been concluded for the machines sold and are recognised pro rata over the period of the contract. If service contracts have been invoiced in advance, these amounts are included in the balance sheet under ‘Deferred income’.

Supplies Revenues are recognised at the moment of delivery.

Costs Consumption of raw materials and other cost items are based on historical costs. Depreciation on fixed production assets is charged at a fixed percentage of the acquisition value of the relevant asset. Depreciation of rental equipment amounts to a fixed percentage of the all-in manufacturing cost plus the cost of ensuring that the equipment can operate effectively at the customer. Government contributions to operating costs are deducted directly from these costs.

Research and development expenses Research costs are charged direct to the statement of operations. Product development costs are capitalised if they comply with the relevant criteria.

Development credits and subsidies Development credits received from the government are subject to a contingent repayment liability. This contingent liability, to which a contractual mark-up is applied each year, is not included in the balance sheet. According as the relevant projects prove successful, the liability ceases to be contingent in nature and a real liability arises.

Financial expense [net] Besides interest received and interest paid, expenses relating to the raising of loan capital are also included here. The effects of interest rate instruments are also included under this heading.

Summary of Significant Accounting Principles

Income tax This is calculated on the commercial results at the rates applicable in the various countries. This method implies that provisions are made for deferred income taxes. The entitlement to loss compensation is taken into consideration in so far as there is a reasonable expectation that it can be realised. Allowance is made for non-offsettable dividend withholding tax at the moment of dividend distribution by an affiliated company.

Earnings per share Earnings per ordinary share are calculated by dividing the net income attributable to holders of ordinary shares by the average number of ordinary shares outstanding during the year. In making this calculation the ordinary shares bought in by the company are deducted from the number of ordinary shares outstanding.

The calculation of the diluted earnings per share is based on the weighted average number of shares in issue and the potential increase as a result of conversion and outstanding options. The assumption applied for the conversion arising from convertible debenture loans is that these are converted in full. An adjustment is also made to net income to eliminate interest charges, whilst allowing for the effect of taxation.

The calculation of the increase arising from options is based on the value of the options granted, i.e. the number of options times the exercise price, divided by the average share price during the financial year. This increase is only applied if the average share price is higher than the exercise price of the options upon grant. In making this calculation no adjustment is made to net income.

Consolidated Balance Sheet

Assets and liabilities are included at face values, unless stated otherwise.

Foreign currencies Receivables and payables denominated in a foreign currency are translated into local currency at the exchange rate ruling at year end. The exchange rate differences, including results on foreign exchange contracts relating to loan exposures [inter-company], are recorded direct on the Statement of Operations. The differences relating to operational cash flows, including those arising on the relevant foreign exchange contracts, are also included in the Statement of Operations.

Intangible fixed assets Intangible fixed assets are valued at acquisition or manufacturing cost, less cumulative depreciation and any impairments. Goodwill and other intangible fixed assets arising upon the acquisition of participations are written off on a straight-line basis over their estimated economic lifetime, subject to a maximum of twenty years. The costs of the development and purchase of software for internal use which generates economic benefits for several years are capitalised. The development costs consist of the direct personnel costs on the basis of an hourly rate in which allowance is made for a mark-up for overhead costs, to the extent that these relate to manufacturing, and third-party costs.

Intangible fixed assets are reviewed periodically to assess whether any impairment has occurred; if the latter is the case, they are included at their net realisable value. The net realisable value is the higher of the direct or indirect market value. Product development costs are capitalised if they comply with the relevant criteria and are classified under the category ‘Technology’.

The estimated useful lives of the various classes of intangible fixed assets are as follows:

goodwill: 10 to 20 years;

software: 3 to 5 years;

technology: 5 to 10 years;

customer base: 6 years;

trade marks: 10 years;

other: 3 years.

Summary of Significant Accounting Principles

Property, plant and equipment Property, plant and equipment are valued at acquisition or manufacturing cost, less cumulative depreciation and any impairments. Depreciation is provided for according to the straight-line method based on the expected useful lifetime of the relevant asset. Depreciation of specific pieces of equipment used for the manufacture of machines takes place pro rata to the expected number of units to be manufactured. Property, plant and equipment are assessed as to a possible impairment; if the latter is the case they are valued at their net realisable value. The net realisable value is the higher of the direct or indirect market value.

The estimated useful lives of the various classes of fixed assets are as follows:

property and plant: 20 to 50 years;

production machines: 8 to 10 years;

equipment: 3 to 10 years;

vehicles: 4 or 5 years.

Rental equipment These are valued at the all-in cost, plus the cost of ensuring that the equipment can operate effectively at the customer, less cumulative depreciation on a straight-line basis. The estimated useful life of the various types of machines ranges from 3 to 5 years.

Minority interests in associates These are included at the attributable net asset value, calculated where possible on the basis of the valuation principles applied in these Financial Statements.

Financial lease This comprises the long term receivables and residual values in respect of financial lease contracts. They are valued at the present value of the contracted receivables, taking into account the risk of non-collectability.

Other long term financial assets These comprise assets such as mortgage debtors, cash advances and guarantee deposits as well as deferred tax assets. These are included at nominal value, after taking into account the risk of non-collectability.

Inventories Purchased inventories are valued at purchase price, plus any additional costs, by the First-in-First-out method. Inventories of finished and semi-finished products and spare parts are valued at manufacturing cost inclusive of a surcharge for indirect costs related to the manufacturing, no interest being charged. The risk of obsolescence is allowed for.

Accounts receivable Trade debtors, financial leases, other debtors and amounts receivable from minority interests are shown at face value less an allowance for bad and doubtful accounts.

Minority interest The minority interest in Group companies is included at the attributable net asset value determined in accordance with the valuation principles used in these Financial Statements.

Long term liabilities [provisions] The provision for deferred income tax liabilities is calculated on the differences between valuation of assets and liabilities for commercial and tax purposes, based on the effective rate of income tax in the various countries and is stated at face value.

Deferred tax assets are included to the extent that they are considered to be realisable.

Summary of Significant Accounting Principles

Pension liabilities exist both under ‘defined contribution’ plans and under ‘defined benefit’ plans. Both in the Netherlands and in most other countries the latter schemes are mostly insured by external funds.

In the case of a defined contribution plan the contribution is booked as a charge in the year to which it relates.

In defined benefit plans the entitlements are calculated according to the ‘projected unit credit’ method. All actuarial gains and losses, above a threshold of 10% of the [highest of the] pension liabilities or fair value of the pension assets, are charged to the Statement of Operations over the employees’ remaining periods of service.

Changes in pension plans and back service costs are charged direct to the Statement of Operations provided that they are unconditional in nature. These calculations are made each year by qualified actuaries. The pension liabilities as recognised in the balance sheet are shown at the net present value of the promised pension entitlements at balance sheet date, less the fair value of the pension assets and after adding or deducting the actuarial gains or losses that have not yet been incorporated in the result and the back service costs.

Early retirement liabilities relate to specific mostly individual agreements.

The provisions shown hereafter are included at the nominal value of the costs that are expected to be needed to settle the liabilities; in cases where the time value of money has a significant impact, valuation takes place on the basis of the net present value.

Liabilities arising from the termination of employment contracts relate in most cases to statutory liabilities, whereby an amount related to the salary is payable for each year of service. Payment takes place upon leaving company service. These also include liabilities in respect of long-service awards.

The reorganisation provision relates to costs connected with the reorganisation of business activities.

Other long term liabilities [provisions] relate among other things to [legal] proceedings and guarantee commitments.

Long term debt This relates to liabilities that fall due after more than one year.

Current liabilities These commitments comprise liabilities falling due within one year.

Commitments and contingent liabilities not stated in the balance sheet These are commitments and contingent liabilities arising from contracts, mostly of more than one year [leasing contracts, rental contracts, capital expenditure commitments, repayable development credits, financial instruments, etc.].

Consolidated Statement of Cash Flow

The Consolidated Statement of Cash Flow has been drawn up on the basis of the indirect method. This statement is derived from the movements in the Consolidated Balance Sheet. In the event of a major acquisition, however, the acquired net asset value, net of cash, is shown separately. Foreign currency translations have been eliminated from the changes in the balance sheet items as they do not give rise to a cash flow. As a result, the changes in the cash flow statement cannot be derived directly from the changes in the relevant balance sheet items. The movement in the portions of long term debt falling due within one year is shown under ‘Long term debt: repayment of long term debt’.

Notes to the Consolidated Statement of Operations

	Segmental information
Business segmentation	x € million	Wide Format Printing Systems		Digital Document Systems		total
		2004	2003	2004	2003	2004	2003
	[1] Total revenues	818	862	1,834	1,907	2,652	2,769
	Operating income	55	55	55	70	110	125
	Net income	43	30	35	31	78	61
	Assets	617	674	1,616	1,747	2,233	2,421
	Liabilities	328	391	1,153	1,279	1,481	1,670
	Group equity	289	283	463	468	752	751
	Expenditure*	24	24	99	82	123	106
	Depreciation	31	32	98	125	129	157
	Amortisation	11	6	8	11	19	17
	Impairment	8	11	—	14	8	25

Geographical segmentation	x € million	total revenues		assets		expenditure*
		2004	2003	2004	2003	2004	2003
	United States	925	1,046	414	626	19	23
	Germany	333	335	347	434	18	17
	The Netherlands	291	284	855	626	53	39
	France	191	199	115	163	6	5
	United Kingdom	180	183	100	140	4	5
	Rest of Europe	534	519	305	333	18	14
	Rest of the world	198	203	97	99	5	3

	Total	2,652	2,769	2,233	2,421	123	106

Development of total revenues and gross margin	x € million	total revenues		cost–price		gross margin
		2004	2003	2004	2003	2004	2003
	Proceeds from sales	1,564	1,553	939	944	625	609
	Proceeds from rental and service	1,020	1,119	610	660	410	459
	Interest from financial leases	68	97	—	—	68	97

	Total	2,652	2,769	1,549	1,604	1,103	1,165
	In total revenues and gross
	margin the result of €30.9
	million on the sale of the lease
	portfolio is shown under
	‘Proceeds from sales’.

	* Net expenditure in intangible and tangible fixed assets.

Notes to the Consolidated Statement of Operations

Exchange rates of a number of currencies of importance to Océ			average rate in euro		balance sheet rate in euro
			2004	2003	2004	2003
	Pound sterling		0.68	0.68	0.70	0.70
	US dollar		1.23	1.11	1.32	1.20
	Australian dollar		1.68	1.75	1.72	1.65
	Swiss franc		1.55	1.51	1.52	1.55
	Japanese yen		133.73	130.14	136.64	131.25

	Expenses			2004	2003	x €1,000
Depreciation costs	Intangible fixed assets			19,045	16,542
	Property, plant and equipment			85,489	91,977
	Rental equipment			43,092	64,851

	Total			147,626	173,370
Payroll expenses	Wages and salaries			966,595	999,474
	Social security			193,638	201,239
	Pension costs for:
	defined contribution plans			13,969	12,725
	defined benefit plans			53,377	57,477

	Total			1,227,579	1,270,915

	The individual remuneration of the members of the Board of Executive Directors in function this year is:

		periodic pay	performance related pay over 2004	total	pension contributions	in euro
	R.L. van Iperen	612,676	60,000	672,676	338,711
	J. van den Belt	411,590	45,000	456,590	122,871
	R.E. Daly	319,264	—	319,264	9,852
	J.F. Dix	461,321	45,000	506,321	161,395

The costs incurred upon termination of the employment contract of Mr. R.E. Daly were €851,373.

The remuneration costs and pension scheme contributions of former Executive Board members are nil [2003: nil]. The performance related pay is established as set forth on page 64.

Under the Océ Stock Option Plan 2005 no options were granted to the members of the Board of Executive Directors [Option Plan 2004: 81,000 unconditional options]. In 2004 it was decided that the Option Plan for the Board of Executive Directors would be replaced by a Share Plan to be introduced in 2005. A table showing the interests of the Executive Board members in the option plans can be found on page 109 of this annual report. At the end of the financial year the members of the Board of Executive Directors held no ordinary shares in Océ [2003: nil] and no rights to options listed on the Euronext Options Exchange.

Notes to the Consolidated Statement of Operations

amounts in euro	age on 30-11-2004	final pension age	increase in accrued entitlements 2004	accrued pension rights as at 30-11-2004	capital build-up in defined contribution plan as at 30-11-2004
R.L. van Iperen	51	60	20,001	222,336	182,229
J. van den Belt	58	62	4,260	36,126	142,666
J.F. Dix	58	62	7,448	190,986	143,648

Pension entitlements The table above shows the accrued pension entitlements of the members of the Board of Executive Directors currently in office and the pension amounts that would be paid to them annually on the basis of their years of service as at the end of 2004. With effect from January 2003 the pension scheme for members of the Board of Executive Directors was converted from a defined benefit plan into a hybrid scheme [defined benefit plus defined contribution plan].

The remuneration for the 2004 financial year of the present and former members of the Board of Supervisory Directors amounted to € 222,281 [2003: € 221,374]. The remuneration for the Board of Supervisory Directors is fixed at € 46,355 for the chairman and at € 30,903 for the members, in conformity with the scheme set out on page 66.

At the end of the financial year the members of the Board of Supervisory Directors held 2,969 ordinary shares in Océ [2003: 2,969] and no rights to options listed on the Euronext Options Exchange.

Notes to the Consolidated Statement of Operations

		2004	2003	x €1,000
[2] Research and development expenses	Total expenditure on research and development	206,555	212,276
	Development credits repayable and net subsidies received	1,550	–3,955

	Total	208,105	208,321

[3] Impairment	Impairment of intangible and
	tangible fixed assets	7,888	25,175

In the Statement of Operations impairment costs are shown as a separate item so as to provide a clearer picture.

Assessment of possible impairment takes place at the level of the business groups that form part of a business unit. A goodwill impairment has been booked for the Display Graphics Systems business group. In addition there was a limited impairment of tangible fixed assets. Since the positive cash flow is lower than previously expected, the value of the intangible assets has been reduced to the expected lower indirect market value.

The discount rate applied is 8%.

		2004	2003	x €1,000
[4] Financial expense [net]	Interest and similar income items	–6,440	–5,753
	Interest charges and similar expenses	22,103	34,589
	Other financial expenses	2,426	1,716

	Total	18,089	30,552
[5] Income taxes	A reconciliation of the Dutch statutory income tax rate to the effective income tax rate is set out below:
	Dutch statutory tax rate	34.5	34.5	per cent
	Non-deductible expenses	2.2	6.6
	Foreign tax rate deviating from the Dutch tax rate	–12.5	–4.8
	Tax credits	–2.2	–3.3
	Movement in unrecognised deferred income tax assets	–6.7	–1.7
	Other	–2.1	1.1

	Effective income tax rate	13.2	32.4

The ‘Movement in unrecognised deferred income tax assets’ includes a release of € 7.0 million. This release is the result of the final settlement of the tax risks to which these provisions related. As a consequence the effective income tax rate decreased.

Notes to the Consolidated Statement of Operations

		2004	2003	x €1,000
[6] Earnings per share	Net income attributable to holders of ordinary shares	74,525	57,911
	Weighted average number of shares outstanding [x 1,000]	83,488	83,409	shares
	Net income per ordinary share	0.89	0.69	euro
	Net income attributable to holders of ordinary shares	74,525	57,911
	Interest costs of convertible loans [net]	322	300

	Net income based on full conversion	74,847	58,211
	Weighted average number of ordinary shares outstanding [x 1,000]	83,488	83,409	shares
	Adjustment for assumed conversion [x 1,000]	728	729
	Adjustment for options [x 1,000]	543	30

	Weighted average number of ordinary shares outstanding on the basis of full conversion [x 1,000]	84,759	84,168
	Net income per ordinary share on the basis of full conversion	0.88	0.69	euro

	Employees by category	2004	2003	number
	Business Services	6,693	7,149
	Sales	4,192	4,140
	Service	4,013	4,327
	Manufacturing and Logistics	2,512	2,514
	Accounting and other	2,037	2,146
	Research and Development	1,868	1,928

	Number of employees at November 30	21,315	22,204
	Of whom, employed in the Netherlands	3,922	4,061
	Average number of employees	21,760	22,346

Notes to the Consolidated Balance Sheet

[7]	Intangible fixed assets x €1,000	goodwill	software	technology	customer base	trade marks and other	total
	At December 1, 2002
	Acquisition value	31,687	41,709	8,112	13,324	5,731	100,563
	Accumulated amortisation	3,181	6,866	1,544	2,238	596	14,425

	Book value	28,506	34,843	6,568	11,086	5,135	86,138
	Movements in book value in 2003:
	Expenditure	—	10,212	696	589	—	11,497
	Divestments	—	94	—	—	—	94

	Net expenditure	—	10,118	696	589	—	11,403

	Amortisation	2,701	10,189	1,468	1,650	534	16,542
	Impairment	13,530	—	900	8,351	—	22,781
	Foreign currency translations	–2,893	–3,639	–978	–1,153	–834	–9,497

	At November 30, 2003	9,382	31,133	3,918	521	3,767	48,721

	Acquisition value	28,087	47,312	7,399	11,669	4,756	99,223
	Accumulated amortisation	18,705	16,179	3,481	11,148	989	50,502

	Book value at November 30, 2003	9,382	31,133	3,918	521	3,767	48,721

	Movements in book value in 2004:
	Expenditure	756	6,608	1,990	—	—	9,354
	Reclassifications	—	7,891	–73	268	—	8,086
	Amortisation	1,063	15,749	1,588	201	444	19,045
	Impairment	7,207	—	—	280	—	7,487
	Foreign currency translations	–264	–1,560	–271	—	–327	–2,422

	At November 30, 2004	1,604	28,323	3,976	308	2,996	37,207

	Acquisition value	11,652	71,859	8,737	10,969	4,305	107,522
	Accumulated amortisation	10,048	43,536	4,761	10,661	1,309	70,315

	Book value at November 30, 2004	1,604	28,323	3,976	308	2,996	37,207

Recognition for amortisation costs in the Statement of Operations:	2004	2003	x €1,000
Cost-price	3,225	1,580
Selling expenses	8,059	6,383
Research and development expenses	1,611	157
General and administrative expenses	6,150	8,422

Total	19,045	16,542

Notes to the Consolidated Balance Sheet

	Tangible fixed assets x €1,000	property and plant	production equipment	other fixed assets	under construction and prepayments	not in production process and investment property	total
[8] Property, plant and equipment	At December 1, 2002
	Acquisition value	326,226	432,621	417,387	46,781	19,978	1,242,993
	Accumulated depreciation	142,813	321,595	304,376	83	15,274	784,141

	Book value	183,413	111,026	113,011	46,698	4,704	458,852

	Movements in book value in 2003:
	Expenditure	17,663	38,384	64,693	–24,529	918	97,129
	Divestments	518	2,721	9,496	2,933	931	16,599

	Net expenditure	17,145	35,663	55,197	–27,462	–13	80,530

	Divestment of companies	—	–21	–112	—	—	–133
	Depreciation	10,061	33,221	48,310	—	385	91,977
	Impairment	600	1,794	—	—	—	2,394
	Foreign currency translations	–3,094	–4,368	–5,873	–944	–72	–14,351

	At November 30, 2003	186,803	107,285	113,913	18,292	4,234	430,527

	Acquisition value	338,104	434,134	431,341	18,292	19,048	1,240,919
	Accumulated depreciation	151,301	326,849	317,428	—	14,814	810,392

	Book value at
	November 30, 2003	186,803	107,285	113,913	18,292	4,234	430,527

	Movements in book value in 2004:
	Expenditure	1,936	23,111	44,413	16,592	686	86,738
	Divestments	1,410	911	10,589	—	—	12,910

	Net expenditure	526	22,200	33,824	16,592	686	73,828

	Reclassifications	3,688	4,040	3,878	—	–947	10,659
	Depreciation	10,202	32,848	42,223	—	216	85,489
	Impairment	85	206	110	—	—	401
	Foreign currency translations	–1,354	–1,934	–2,164	–138	–44	–5,634

	At November 30, 2004	179,376	98,537	107,118	34,746	3,713	423,490

	Acquisition value	349,396	428,331	420,489	34,746	13,018	1,245,980
	Accumulated depreciation	170,020	329,794	313,371	—	9,305	822,490

	Book value at
	November 30, 2004	179,376	98,537	107,118	34,746	3,713	423,490

Notes to the Consolidated Balance Sheet

The book value of ‘Other fixed assets’ contains an amount of € 4.7 million for financial leases [2003: €9.3 million].

The reclassifications of € 10,659,000 consist of an addition of showroom machines amounting to € 18,745,000 and a decrease of primarily software amounting to € 8,086,000.

Recognition for depreciation costs in the Statement of Operations:

		2004	2003	x €1,000
	Cost-price	49,945	51,945
	Selling expenses	16,871	17,425
	Research and development expenses	12,630	14,829
	General and administrative expenses	6,043	7,778

	Total	85,489	91,977
[9] Rental equipment	At December 1, 2003/2002
	Cost	364,469	469,131
	Accumulated depreciation	301,190	350,189

	Book value	63,279	118,942

	Movements in book value:
	Installed on rental	116,797	83,025
	Divestments	77,268	68,590
	Depreciation	43,092	64,851
	Foreign currency translations	–1,825	–5,247

	At November 30	57,891	63,279

	Cost	302,798	364,469
	Accumulated depreciation	244,907	301,190

	Book value at November 30	57,891	63,279

	In the Statement of Operations depreciation is included in full under ‘Cost-price’.

Notes to the Consolidated Balance Sheet

	Financial fixed assets	2004	2003	x € 1,000
[10] Minority interests in associates	Book value at December 1, 2003/2002	2,535	2,902

	Changes in the value of minority interests due to:
	Equity in income	507	90
	Increase in/acquisition of companies	—	17
	Divestments	–1,305	–5
	Dividend	–105	–361
	Foreign currency translations	–79	–108

	Book value at November 30	1,553	2,535

[11] Financial lease	Financial lease receivables comprise the following components:
	Financial lease receivables [gross]	490,806	974,470
	Unrealised interest	–71,528	–149,428
	Residual values	3,190	5,015

		422,468	830,057
	Provision for lease receivables	–19,011	–29,298

	Financial lease receivables [net]	403,457	800,759
	To short term lease receivables	–172,495	–348,911

	Long term financial lease receivables	230,962	451,848

	The gross financial lease receivables can be subdivided into the following durations:
	Less than one year	172,495	348,911
	More than one year but less than five years	316,071	617,401
	More than five years	2,240	8,158

	Total	490,806	974,470

[12] Other long term financial assets	Book value at December 1, 2003/2002	106,503	99,109
	New amounts receivable	31,284	13,365
	Repayments	–7,608	–2,850
	Foreign currency translations	–3,525	–3,121

	Book value at November 30	126,654	106,503

‘Other long term financial assets’ includes the deferred tax assets of € 106.6 million [2003: € 82.8 million]. This item also includes an amount of € 0.4 million [2003: € 0.4 million] for loans provided to the Board of Executive Directors. The specification of this amount is as follows: R. van Iperen € 0.2 million, J. van den Belt € 0.1 million and J. Dix € 0.1 million. These loans are interest-free and were made available prior to November 30, 2002. Repayment takes place upon exercise of the annual tranche of options in respect of which the loan was provided.

An amount of € 1.1 million [2003: € 1.8 million] was provided to personnel in the form of loans.

Notes to the Consolidated Balance Sheet

	Current assets	2004	2003	x €1,000
[13] Inventories	Raw and other materials	35,723	39,733
	Semi-finished products and spare parts	135,087	107,048
	Finished products and trade inventories	146,525	163,623

	Total	317,335	310,404

[14] Accounts receivable	Trade accounts receivable	451,911	502,555
	Discounted trade bills	–11	–324
	Lease receivables	172,495	348,911
	Income taxes	25,555	9,256
	Other receivables	57,960	67,008

	Total	707,910	927,406

	Trade debtors have been reduced by a provision for bad debt amounting to € 54 million [2003: € 53.7 million]. During the financial year € 15.5 million [2003: € 22.0 million] in respect of bad debt was charged to the Statement of Operations as selling expenses.

[15] Cash and cash equivalents	Cash and bank balances	26,401	44,307
	Time deposits	286,659	11,402

	Total	313,060	55,709

	The effective interest rate on the deposits is 2.09% [2003: 1.0%]. These deposits have an average duration of 5.8 days.

Notes to the Consolidated Balance Sheet

	Group equity	2004	2003	x €1,000
Authorised capital*	Ordinary shares	72,500	72,500
	Priority shares	2	2
	Financing preference shares	15,000	15,000
	Protective preference shares	87,500	87,500

	Total	175,002	175,002

Paid-up share capital	[16] Ordinary shares
	Amount at December 1, 2003/2002	43,631	43,631
	Conversion of convertible loans	3	—

	At November 30	43,634	43,631

	[17] Priority shares
	At November 30	2	2

	[18] Financing preference shares
	At November 30	10,000	10,000

[19] Paid-in capital	At December 1, 2003/2002	511,408	511,400
	Conversion of convertible loans	37	8

	At November 30**	511,445	511,408

[20] Legal reserve	Reserve for non-distributed income of minority interests and capitalised development costs
	At December 1, 2003/2002	592	1,295
	Movement in reserve of non-distributed income	357	–703
	Movement in reserve of capitalised development costs	1,492	—

	At November 30	2,441	592

[21] Translation differences	At December 1, 2003/2002	–114,477	–47,879
	Foreign currency translations	–25,914	–66,598

	At November 30	–140,391	–114,477

*       For further information about the authorised capital see page118.

**     If distributed in the form of shares, this amount is available to shareholders without attracting the Dutch dividend withholding tax.

Notes to the Consolidated Balance Sheet

				2004	2003	x € 1,000
[22] Other reserves	Retained earnings
	At December 1, 2003/2002			253,698	192,459
	Movement in Legal reserve			–1,849	703
	Net income previous financial year			61,462	112,531
	Result on shares purchased via exercise of options			–192	–32
	Dividend			–51,971	–51,963

	At November 30			261,148	253,698

	Repurchased shares relating to the Stock Option Plan
	At December 1, 2003/2002			–53,551	–52,659
	Repurchased			—	–1,064
	Exercise of options			1,266	172

	At November 30			–52,285	–53,551

	Repurchased shares are valued at cost; the average purchase price amounts to € 13.94 [2003: € 13.88].
	Total other reserves			208,863	200,147

Overview of movements in number of shares outstanding		number at 1-12-2003	conversion	repurchase	exercise of options	number at 30-11-2004
Ordinary shares		87,263,488	5,074	—	—	87,268,562
Repurchased shares relating to the Stock Option Plan		3,856,942	—	—	106,500	3,750,442

Number of ordinary shares		83,406,546	5,074	—	106,500	83,518,120
Priority shares		30	—	—	—	30
Financing preference shares		20,000,000	—	—	—	20,000,000

				2004	2003	x € 1,000
[23] Minority interest	At December 1, 2003/2002			38,822	39,798
	Capital distribution			–3,099	–3,252
	Share in income			2,535	2,385
	Foreign currency translations			–49	–109

	At November 30			38,209	38,822

Notes to the Consolidated Balance Sheet

	Long term liabilities [provisions] x € 1,000	as at 1-12-2003	addition charged to Statement of Operations	release to Statement of Operations	withdrawals	differences in exchange rates	as at 30-11- 2004
[24]
	Provisions for:
.	Deferred income tax liabilities	29,325	—	—	–22,422	15	6,918
	Pension liabilities	431,727	53,160	—	–75,408	–2,233	407,246
	Early retirement provision	12,122	5,580	—	–1,504	–3	16,195
	Liabilities termination employment contracts	30,502	2,988	—	–983	–51	32,456
	Reorganisation	52,035	11,351	–14,709	–23,734	–142	24,801
	Other	40,393	7,905	–9,865	–9,983	–89	28,361

	Total	596,104	80,984	–24,574	–134,034	–2,503	515,977
	The short term part of these provisions is approximately € 85 million [2003: € 80 million].

			2004		2003		x €1,000
			assets	liabilities	assets	liabilities
Provision for deferred income tax liabilities	The composition of deferred income tax assets and liabilities is as follows:
	Intangible fixed assets		19,917	—	30,837	—
	Leasing		—	37,942	—	69,021
	Other fixed assets		45,490	714	24,797	12,055
	Current assets		44,136	—	38,617	487
	Long term liabilities and provisions		71,115	—	83,191	—
	Current liabilities		130	20,264	318	14,136

	Total deferred assets/liabilities		180,788	58,920	177,760	95,699

	Deferred assets/liabilities netted by fiscal entity		128,786	6,918	111,386	29,325
	Carry forward losses		14,377	—	14,222	—
	Non-recognised deferred income tax assets		–36,604	—	–42,819	—

	Provision for deferred income tax assets and liabilities		106,559	6,918	82,789	29,325
	Deferred tax assets form part of the balance sheet caption ‘Other long term financial assets’. [12]

	The claim for carry forward losses as at November 30, 2004 falls due as follows:		2008	2009	after 2009	unlimited	total
	x € million		0.9	1.0	2.5	10.0	14.4

Notes to the Consolidated Balance Sheet

	The changes in deferred income tax assets and liabilities were as follows:	2004	2003	x € 1,000
	At December 1, 2003/2002	–53,464	–48,972
	Exchange rate differences	–3,262	–484
	Statement of Operations	–42,915	–3,999
	Disposals/acquisitions	—	–9

	At November 30	–99,641	–53,464

Pension liabilities	With effect from 2003 the pension accounting standard ‘IAS 19’ has been applied.
	The principal actuarial assumptions are:
	Discount rate	4.87	5.29	per cent
	Expected return on pension assets	6.62	6.59
	Expected increase in salaries	2.70	2.78
	Expected increase in benefits	2.05	2.00
	The amounts charged to the Statement of Operations are as follows:
	Service costs	42,663	45,058
	Interest costs	65,285	66,227
	Expected return on pension assets	–54,322	–53,090
	Other	–249	–718

	Pension costs	53,377	57,477
	The amounts included in the balance sheet are shown below:
	Present value of funded obligations	–1,169,973	–1,017,321
	Fair value of plan assets	896,934	788,404

		–273,039	–228,917
	Present value of unfunded obligations	–216,981	–186,747

	Status of the funds	–490,020	–415,664
	Actuarial losses/gains not yet included	83,515	–15,286
	Back service not yet included	161	–177

	Pension provisions included in the balance sheet	–406,344	–431,127

	An amount of € 902,000 [2003: € 600,000] has been included under ‘Other long term financial assets’.

Notes to the Consolidated Balance Sheet

	Movements in pension liabilities:	2004	2003	x €1,000
	Pension liabilities at December 1, 2003/2002	–1,204,068	–1,181,643
	Service costs	–42,663	–45,058
	Interest costs	–65,285	–66,227
	Employee contributions	–12,478	–12,523
	Amendments	684	896
	Actuarial losses/gains	–109,712	32,957
	Benefits paid	33,193	30,702
	Exchange rate differences	13,375	36,828

	Pension liabilities at November 30	–1,386,954	–1,204,068
	Changes in pension assets:
	Fair value of pension assets at December 1, 2003/2002	788,404	743,185
	Actual return on investments	62,456	34,656
	Employer contributions	76,221	55,414
	Employee contributions	12,478	12,523
	Benefits paid	–33,193	–30,702
	Exchange rate differences	–9,432	–26,672

	Fair value of pension assets at November 30	896,934	788,404

[25]	Long term debt	2004	2003	x €1,000
	Convertible debentures to Company personnel	10,360	10,796
	Loans	424,650	368,497
	Capitalised lease obligations	3,399	1,500

	Total	438,409	380,793

Convertible debentures to Company personnel	Employees may opt for convertible personnel debentures under the annual profit-sharing scheme. The duration is 6.5 or 7.5 years. The average interest rate is 4.3% and the average conversion price is € 14.66 [2003: € 15.67].

Notes to the Consolidated Balance Sheet

Loans		principal amount x €1,000	average interest rate [%] at November 30	redemption	amounts due after more than five years x €1,000
	Euro debenture loan	97,381	6.20	2006	—
	Euro debenture loan	128,431	6.13	2007	—
	Euro	54,907	6.46	2006	—
	Euro	4,538	5.84	2013	4,538
	Euro	35,000	2.88	2005/2006	—
	US dollar	37,765	2.57	2006	—
	US dollar	46,450	2.83	2005/2007	—
	Other	20,178	2.54	2005/2007	—

	Total	424,650	5.07		4,538

	The fixed interest rates of the euro [debenture] loans have been fully swapped into variable interest rates. The heading ‘Loans’ also includes multi-year stand-by credit facilities. The total fair value of the above loans is € 26.5 million higher than the principal amount [2003: € 31.6 million].

Capitalised lease obligations	Redemption of the capitalised lease obligations will take place from 2006 up to and including 2009. The short term portion is shown under ‘Current portion of long term debt’. The interest rate amounts to 6%.

Notes to the Consolidated Balance Sheet

	Current liabilities	2004	2003	x € 1,000
[26] Short term debt	Borrowings under bank lines of credit	15,052	1,638
	Current portion of long term debt	27,790	165,895
	Short term borrowings	—	888

	Total	42,842	168,421

[27] Other liabilities	Trade accounts payable	126,579	125,077
	Notes payable	5,832	7,516
	Income taxes	10,622	25,569
	Other taxes and social security payable	57,999	56,528
	Pension liabilities	1,699	2,365
	Preference dividend	3,551	3,551
	Other	12,784	21,796

	Total	219,066	242,402

[28] Accrued liabilities	Salary expenses and payroll taxes	144,949	149,624
	Other costs	74,410	86,501

	Total	219,359	236,125

Notes to the Consolidated Balance Sheet

Financial instruments

Financial instruments are used to hedge against the financial risks that are inherent to the Group’s underlying commercial activities. For an explanation of the foreign exchange management policy, see page 72.

Foreign exchange risks The policy for the management of foreign exchange risks is aimed at protecting the operating income and [inter-company] loans held in foreign currencies. Foreign exchange contracts are entered into to control these foreign exchange risks. The contract value and the result of foreign exchange contracts at balance sheet date are as follows [in millions]:

•	in respect of cash flows: € 225.0 and € 7.9 [2003: € 187.1 and € 8.2];

•	in respect of [inter-company] loans: € 79.8 and € 1.3 [2003: € 148.0 and € 1.7].

Interest rate risks Interest rate instruments are used to achieve the desired risk profile in terms of fixed and variable interest rate exposures. A central objective of the policy is to prevent a mismatch between the portfolio of rentals and leases and the financing of the Group. Efforts are made to achieve a ratio of 60 to 80% between the above fixed-interest assets and the related liabilities. At balance sheet date the contract value/notional amount and the fair value of interest rate instruments [interest rate swaps] are as follows [in millions]: € 431.5 and € 21.0 [2003: € 835.7 and € 21.0].

Credit risks These risks are reduced by doing business solely with financial institutions which have a high credit rating, with fixed limits being applicable to each institution.

Commitments and contingent liabilities not stated in the Balance Sheet

Operational lease receivables These are lease receivables arising from contracts for the machines rented out to third parties. The future minimum rental revenues from non-terminable contracts amount to:

x € million	2004	2003
Less than one year	66	83
More than one year but less than 5 years	87	110

	153	193

Contingent liabilities

x € million	2004	2003
Guarantee commitments	2.8	3.9
Government development credits	49.2	48.3

Guarantee commitments include guarantees given in respect of import duties and loans from third parties.

Notes to the Consolidated Balance Sheet

Other commitments Repurchase commitments of € 7.9 million [2003: € 6.2 million] exist on lease contracts with third parties. Of this amount, the expected amount to be paid within one year is nil [2003: nil] and € 7.9 million within five years [2003: € 6.2 million]. As a result of these commitments the machines can be sold again upon their return. The estimated market value upon return is higher than the repurchase commitment. Recourse liabilities in respect of bills discounted amount to nil [2003: €0.3 million].

Total contracted operational lease commitments amount to € 313 million [2003: € 320 million]. These commitments fall due over the next 20 years. The maturity dates over the next years are as follows:

		x € million
2005	76
2006	55
2007	45
2008	34
2009	29
after 2009	74

Total	313

Other commitments, such as buying contracts etc., have been entered into solely as part of normal business operations.

Option Plan

To encourage the long term achievement of the Company’s objectives Océ operates a Stock Option Plan under which decisions are taken each year on the granting to certain senior company executives of option rights and/or Share Appreciation Rights [SARS] in respect of ordinary shares in Océ. A SAR is the right to receive payment of the share price gain, whereby the share price gain is the difference between the stock market price of the share on the day of exercise and the exercise price that was fixed on the day of granting the options.

Instead of receiving payment of the share price gain, a participant may also request delivery of shares.

A limited number of participants have also been granted conditional options.

In 2004 the option plan for the members of the Board of Executive Directors was replaced by a share plan. At the beginning of 2005 shares will be conditionally granted to the members of the Board of Executive Directors for the first time. During 2005 the option plan for the other participants will also be replaced by a share plan, under which shares will first be granted in 2006.

Unconditional option rights/SARs During the financial year an aggregate of 500,000 unconditional options and 17,000 SARs were granted to a total of 167 participants under the Océ Stock Option Plan 2005.

For participants in the Netherlands and Belgium the unconditional options have a duration of nine years, whilst their duration for participants in other countries is eight years. The SARs were granted to the Swiss participants and likewise have a duration of eight years.

Participants who hold unconditional options or SARs are required to abide by a code of conduct and observe a waiting period, which means that they must not exercise any rights within two and three years after grant if their rights have the duration of eight and nine years respectively.

Conditional option rights A limited category of participants has been awarded conditional option rights in addition to unconditional option rights. In cases where conditional options are granted, the number of unconditional options awarded is reduced pro rata. The duration of the conditional option rights is likewise nine years for Dutch participants and eight years for non Dutch participants. The conditions attaching to these option rights are that exercise is only possible three years after granting the options and provided that a performance criterion has been met. For the Océ Stock Option Plan 2002 the basis for the performance criterion is the increase of Earnings Per Share [EPS], whilst the basis for the Océ Stock Option Plan 2003, 2004 and 2005 is formed by the increase of Operating Income Per Share [OIPS].

In the Océ Stock Option Plan 2005 conditional option rights were granted to 65 participants. If this criterion is achieved, 246,000 option rights will become unconditional. The maximum possible number of option rights that may become unconditional is 492,000.

Notes to the Consolidated Balance Sheet

Exercise price For the conditional and unconditional options or SARs granted in the financial year to participants outside the Netherlands the exercise price is equal to the opening share price of the Océ share on Euronext Amsterdam on the date of grant and amounts to € 11.25.

When participants in the Netherlands were granted the unconditional option rights, they were offered a choice between an exercise price of € 11.25, € 12.38, € 13.50 or € 15.19. The higher the exercise price compared to the price of the Océ share upon grant, the lower the amount that has to be added to taxable income for Dutch participants. Against this, however, the potential result upon exercise will also be lower. Since 2001, as a consequence of the new tax legislation in the Netherlands, it has also been possible to opt not to pay wages tax upon grant, but to pay tax upon exercise over the entire benefit actually received as a result of the exercise of the option rights.

Regulations Participation in the Océ Stock Option Plan is subject to regulations so as to prevent the misuse of inside information. Participants are prohibited from trading in Océ options on the Euronext Options Exchange in Amsterdam and are not allowed to dispose of or pledge the options that they have been granted. Participants have to transfer the exercise of their options to an independent Trustee designated by the company. This Trustee will then exercise the options according to the instructions given by the participants. Participants can only give such instructions if they are not in possession of inside information during the designated exercise periods. A designated period is a period of at most 9 stock exchange trading days after publication of the quarterly results.

Total number of options/SARs As at November 30, 2004 a total of 3,675,500 unconditional option rights or SARs in respect of ordinary shares were outstanding at an average exercise price of € 13.17, whilst a total of 1,280,000 conditional option rights, based on an EPS norm or OIPS norm of at least 10%, had been granted at an average exercise price of € 11.39. The average remaining duration of these options is five years.

Purchase of shares The company’s policy is to purchase the shares required to satisfy the Océ Stock Option Plan either before or upon exercise. Shares may also be issued to cover commitments under existing stock option plans.

For the delivery of ordinary shares as a result of the exercise of options, nil shares were purchased in 2004 [2003: nil shares] and nil shares [2003: nil shares] were issued at the moment of exercise.

The table on the next page gives an overview of the information relating to the outstanding options and SARs in respect of shares as at November 30, 2004.

During 2004 nil shares were bought in [2003: 100,000] to cover commitments under the existing Stock Option Plans and 106,500 shares [2003: 12,000] were used, which means that the total number of shares purchased amounts to 3,750,442 [2003: 3,856,942].

Notes to the Consolidated Balance Sheet

	Stock Option Plan of year	number of options granted		exercise price in euro	options forfeited	exercised number of options	outstanding at November 30, 2004	expiration date
	2000		791,000	16.85-22.98	424,000	—	367,000	26-11-2005
	2001		847,500	18.10-24.44	99,000	—	748,500	29-11-2005/2006
	2002	unconditional	716,000	9.77-13.19	24,000	95,500	596,500	28-11-2009/2010
	2002	conditional	392,000	9.77	392,000	—	—	28-11-2009/2010
	2003	unconditional	793,000	10.75-14.51	5,000	29,000	759,000	27-11-2010/2011
	2003	conditional	470,000	10.75	78,000	—	392,000	27-11-2010/2011
	2004	unconditional	692,500	12.21-16.48	2,000	3,000	687,500	26-11-2011/2012
	2004	conditional	446,000	12.21	50,000	—	396,000	26-11-2011/2012
	2005	unconditional	517,000	11.25-15.19	—	—	517,000	30-11-2012/2013
	2005	conditional	492,000	11.25	—	—	492,000	30-11-2 012/2013

	Total		6,157,000		1,074,000	127,500	4,955,500

The table below shows the rights granted under this option plan to the members of the Executive Board.

	Stock Option Plan of year	number of options granted		exercise price in euro			outstanding at November 30, 2004	expiration date
R.L. van Iperen	2000		42,000	17.02			42,000	26-11-2005
	2001		42,000	18.10			42,000	29-11-2006
	2002	unconditional	21,000	9.77			21,000	28-11-2010
	2003	unconditional	21,000	10.75			21,000	27-11-2011
	2003	conditional	42,000	10.75			42,000	27-11-2011
	2004	unconditional	21,000	12.21			21,000	26-11-2012
	2004	conditional	42,000	12.21			42,000	26-11-2012

J. van den Belt	2000		25,000	16.85			25,000	26-11-2005
	2001		35,000	18.10			35,000	29-11-2006
	2002	unconditional	17,500	9.77			17,500	28-11-2010
	2003	unconditional	17,500	10.75			17,500	27-11-2011
	2003	conditional	35,000	10.75			35,000	27-11-2011
	2004	unconditional	17,500	12.21			17,500	26-11-2012
	2004	conditional	35,000	12.21			35,000	26-11-2012

J.F. Dix	2001		35,000	18.10			35,000	29-11-2006
	2002	unconditional	17,500	9.77			17,500	28-11-2010
	2003	unconditional	17,500	10.75			17,500	27-11-2011
	2003	conditional	35,000	10.75			35,000	27-11-2011
	2004	unconditional	17,500	12.21			17,500	26-11-2012
	2004	conditional	35,000	12.21			35,000	26-11-2012

Notes to the Consolidated Balance Sheet

Net income and shareholders’ equity based on United States accounting principles

United States generally accepted accounting principles [US GAAP]

Océ’s consolidated financial statements are drawn up on the basis of the accounting principles applied in the Netherlands, which differ in a number of respects from United States generally accepted accounting principles [US GAAP].

The statements below give an approximate indication of the effect that application of US GAAP would have on net income, earnings per share and shareholders’ equity. This information will be presented in more detail in the 20-F statement which will be submitted to the Securities and Exchange Commission and which will be available on request by amidst March 2005.

		2004	2003	x € million
	Net income as reported in the Consolidated
	Statement of Operations	78.1	61.5

US GAAP adjustments	Amortisation of goodwill	–2.3	–0.9
	Reorganisation [integration] costs	–12.4	–5.3
	Product development costs	–1.5	—
	Pension costs	–14.2	–15.0
	Realised translation adjustment	—	–1.8
	Derivatives/financial instruments	4.2	8.2
	Option plan	–1.3	0.2
	Sale lease portfolio	–13.9	—
	Deferred income taxes on above adjustments	22.6	3.8

	Net income under US GAAP	59.3	50.7

Earnings per ordinary share of € 0.50 nominal	Based on average number of shares outstanding [basic]	0.67	0.57	euro
	Based on increase upon conversion/options [diluted]	0.66	0.56	euro
	Shareholders’ equity as included in the consolidated balance sheet	714.1	712.8

US GAAP adjustments	Intangible fixed assets	195.3	197.6
	Reorganisation provision	22.2	34.6
	Product development costs	–1.5	—
	Pension provision	274.7	289.6
	Additional minimum pension liability	–163.8	–111.1
	Derivatives/financial instruments	28.9	25.4
	Option plan	—	–0.4
	Sale lease portfolio	–13.9	—
	Deferred income taxes on above adjustments	–28.6	–69.2

	Shareholders’ equity under US GAAP	1,027.4	1,079.3

Notes to the Consolidated Balance Sheet

Balance sheet items under US GAAP	Under US GAAP the Consolidated Balance Sheet items set out below would be:	2004	2003	x € million
	Intangible fixed assets	233.6	249.3
	Provision for deferred income taxes	35.4	98.5
	Other long term liabilities [provisions]	212.2	242.5
	Other liabilities	164.1	110.9

The main differences between the accounting principles applied by Océ [Dutch GAAP] and US GAAP are summarised below:

•       Amortisation of goodwill Goodwill paid has been capitalised by Océ since December 1, 2000. Previously this goodwill was charged directly to shareholders’ equity. Under US GAAP goodwill is capitalised and with effect from December 1, 2002, upon adoption of FAS 142, it is no longer amortised, rather it is subject to an annual impairment test. Prior to December 1, 2002 goodwill was amortised on a straight-line basis over a period of 10 to 40 years. Goodwill related to acquisitions after June 15, 2000 is no longer amortised but is subject to the impairment test as described above.

•       Reorganisation provision Under US GAAP the formation of a provision is subject to more stringent criteria. For this reason often a part of a provision is not yet recognised in US GAAP.

•       Product development costs Under US GAAP these costs are not allowed to be capitalised.

•       Pension costs Under US GAAP, pension costs are calculated according to FAS 87.

•       Upon transition to IAS 19 in the 2003 financial year all unrecognised actuarial losses have been charged to shareholders’ equity while under US GAAP these losses maintain to be amortised over the average remaining service period.

•       Realised translation adjustments Under US GAAP on disposal of investments the cumulative translation adjustment related to that investment is recognised in the income statement.

•       Derivatives/financial instruments Under Dutch GAAP, receivables and liabilities, denominated in a foreign currency, including derivative contracts, are in principle carried at cost, converted into euros at the exchange rates prevailing at the end of the year. US GAAP requires valuation of derivatives at fair value.

•       Option Plan Under US GAAP the Option Plan is subject to ‘variable option plan accounting’, which implies that up to the moment when the entitlement becomes final [two or three years] the difference between the fair value of the share and the exercise price is charged as costs.

•       Sale lease portfolio The assets relating to existing financial lease contracts transferred to a buyer can be split into financial lease receivables and the equipment residual value. Under US GAAP different rules are applicable to achieve sales type treatment for these assets, which have not been met for the equipment residual value.

Océ N.V. | Balance Sheet November 30

Before net income appropriation	Assets	2004	2003	x € 1,000
Financial fixed assets	Consolidated companies [29]	469,272	491,338
	Amounts receivable from consolidated
	companies [30]	530,406	639,218
	Minority interests in associates [31]	1,467	2,301
	Other long term financial assets	673	402

		1,001,818	1,133,259

Current assets	Amounts receivable from consolidated
	companies	71,407	182,662
	Other amounts receivable	13,696	17,808
	Cash and cash equivalents [32]	293,826	37,069

		378,929	237,539

Total		1,380,747	1,370,798

Océ N.V. | Statement of Operations

		2004	2003	x € 1,000
	Income of consolidated companies	40,870	49,676
	Other net income	37,206	11,786

	Net income	78,076	61,462

Océ N.V. Balance Sheet November 30

	Liabilities	2004	2003	x € 1,000
Shareholders’ equity	Ordinary shares	43,634	43,631
	Priority shares	2	2
	Financing preference shares	10,000	10,000
	Paid-in capital	511,445	511,408
	Legal reserve	2,441	592
	Translation differences	–140,391	–114,477
	Other reserves	208,863	200,147
	Net income	78,076	61,462

		714,070	712,765

Long term liabilities	Provision for deferred income tax liabilities	1,410	1,815

Long term debt	Amounts payable to consolidated companies	18,844	18,844
	Long term liabilities [33]	333,382	375,376

		352,226	394,220

Current liabilities	Amounts payable to consolidated companies	296,784	240,331
	Short term debt [34]	8,968	8,611
	Other liabilities [35]	3,555	3,558
	Accrued liabilities	3,734	9,498

		313,041	261,998

Total		1,380,747	1,370,798

Océ N.V. | Notes to the Balance Sheet and the Statement of Operations

	Summary of Significant Accounting Principles

	The accounting principles are the same as those used for the consolidated financial statements. The Statement of Operations has been drawn up in accordance with the provisions of Article 402, Book 2, of the Dutch Civil Code.

	Financial fixed assets	2004	2003	x € 1,000
Affiliated companies	For a list of companies affiliated to the Group in the Netherlands and elsewhere see pages 123 and 124. Principal affiliated companies are included at the pro rata value of Océ’s share in their net asset value.
[29] Consolidated companies	Book value at December 1, 2003/2002	491,338	666,479

	Changes in the value of consolidated companies due to:

	Equity in income	40,870	49,676

	Capital increase	24	21,930

	Capital decrease	–15,080	–107,450

	Dividend	–22,832	–77,074

	Foreign currency translations	–25,048	–62,223

	Book value at November 30	469,272	491,338

[30] Amounts receivable from consolidated companies	At December 1, 2003/2002	639,218	891,307

	Payment	14,369	46,276
	Repayments	–107,606	–222,146
	Foreign currency translations	–15,575	–76,219

	At November 30	530,406	639,218

[31] Minority interests in associates	Book value at December 1, 2003/2002	2,301	2,680

	Changes in the value of minority interests due to:

	Equity in income	494	60

	Dividend	–104	–331

	Other	–1,144	—

	Foreign currency translations	–80	–108

	Book value at November 30	1,467	2,301

Océ N.V. | Notes to the Balance Sheet and the Statement of Operations

	Current assets	2004	2003	x € 1,000
[32] Cash and cash equivalents	Cash and bank balances	12,431	37,069
	Time deposits	281,395	—

	Total	293,826	37,069

	Shareholders’ equity

	For specifications see pages 99 and 100.

	Long term debt
[33] Long term liabilities	Convertible debentures to
	Company personnel	10,360	10,796
	Loans	323,022	364,580

	Total	333,382	375,376

Convertible debentures to Company personnel	Employees may opt for convertible personnel debentures under the annual profit-sharing scheme. The duration is 6.5 or 7.5 years. The average interest rate is 4.3% and the average conversion price is € 14.66 [2003: € 15.67].

Loans		principal amount x € 1,000	average interest rate [%] at November 30	redemption	amounts due after more than five years x € 1,000
	Euro debenture loan	97,381	6.20	2006	—
	Euro debenture loan	128,431	6.13	2007	—
	Euro	54,907	6.46	2006	—
	Euro	4,538	5.84	2013	4,538
	US dollar	37,765	2.57	2006	—

	Total	323,022	5.79		4,538

	The fixed interest rates of the euro [debenture] loans have been fully swapped into variable interest rates.

	The total fair value of the above loans is € 26.4 million higher than the principal amount [2003: € 31.6 million].

Océ N.V. | Notes to the Balance Sheet and the Statement of Operations

	Current liabilities	2004	2003	x € 1,000
[34] Short term debt	Borrowings under bank lines of credit	7,711	3,362
	Current portion of long term debt	1,257	5,249

	Total	8,968	8,611

[35] Other liabilities	Dividend	3,551	3,551
	Other	4	7

	Total	3,555	3,558

	Commitments and contingent liabilities not stated in the balance sheet	2004	2003	x € million
Contingent liabilities	Government development credits	49.2	48.3
Other commitments	Bank guarantees for Group companies	104.5	110.7
	Collateral security provided for Group companies	52.1	51.6

	For an explanation of the financial instruments see page 106.

Other information

Proposed net income appropriation	2004	2003	x € 1,000
Preference dividend	3,551	3,551
Cash dividend interim	12,527	12,511
Cash dividend final	35,913	35,865
Added to Retained earnings:
To Retained earnings	26,085	9,535

Total net income	78,076	61,462

Upon adoption of this proposed net income appropriation, the dividend for the 2004 financial year will be: € 2 per priority share of € 50, € 0.18 [rounded] per financing preference share of € 0.50 and € 0.58 per ordinary share of € 0.50. The final dividend per ordinary share for the 2004 financial year will be € 0.43, as a payment of € 0.15 per ordinary share was made on October 25, 2004 on account of the expected dividend. It is proposed to make the final dividend available fully in cash. This proposed net income appropriation is in conformity with Article 36 of the Company’s Articles of Association.

Extract from the Articles of Association relating to net income appropriation The rules for net income appropriation as laid down in the Articles of Association can – where of relevance at the present time – be summarised as follows [for literal text see Article 36 of the Articles of Association]. Where possible, the following dividends shall be distributed in turn from the net income: first, on the protective preference shares: a percentage of the paid-up amount equal to the average three-month EURIBOR percentage, weighted according to the number of days during which it was applicable, increased or reduced where necessary by at most two percentage points; then on the financing preference shares: 6.26% of the paid-up amount including share premium, which percentage was adapted on December 1, 2004 and subsequently each time eight years thereafter; then on the priority shares: 4% of the nominal value. Out of the remainder of the profit that is available for distribution, dividend shall be distributed on the ordinary shares.

Subsequently, of the net income then remaining, as much shall be reserved as may be deemed necessary by the Executive Board, subject to approval of the Supervisory Board. In so far as the net income has not been set aside in the form of reserves, it shall be at the disposal of the holders of ordinary shares.

Other information

Authorised capital

The authorised capital amounts to €175,001,500 and is subdivided into:

•	145,000,000 ordinary shares of €0.50 each;

•	30 priority shares of €50 each;

•	30,000,000 cumulative financing preference shares of €0.50 each; and

•	175,000 cumulative protective preference shares of €500 each.

Ordinary shares During the year under review the total number of shares outstanding decreased by 111,574 to 83,518,120 as at November 30, 2004. The main reason for this decrease was the exercise of options in connection with the Stock Option Plan.

Priority shares All priority shares are issued. They are held by Foundation Fort Ginkel, Venlo, the directors of which are: J.L. Brentjens, chairman, R.L. van Iperen and F.J. de Wit. The Articles of Association grant certain rights to the holders of priority shares, including the following:

•	they determine the number of members of the Supervisory and Executive Boards;

•	they draw up a binding nomination list for shareholders for the appointment of Supervisory and Executive Directors;

•	alteration of the Articles of Association is possible only if proposed by them;

•	their approval is required for the issue of shares as yet not issued.

In any one year not more than € 60 may be distributed as a dividend on all the priority shares together. The Board of Executive Directors of Océ N.V. and the directors of Foundation Fort Ginkel are jointly of the opinion that, as regards the exercise of the voting rights attaching to the priority shares, Foundation Fort Ginkel has complied with the requirements set in respect hereof in Appendix X to the Securities Regulations of the Euronext Amsterdam stock exchange.

Preference shares Since 1979 the Company has been under the irrevocable obligation to issue protective preference shares to the Lodewijk Foundation, Venlo, on the latter’s first request. As to the nominal value of the said issue, the Company’s obligation has since February 1997 related to at most an amount equal to the total nominal value of the ordinary and financing preference shares of the Company issued at the time of the request. The directors of the Lodewijk Foundation are: N.J. Westdijk, chairman, S.D. de Bree and M.W. den Boogert.

The Board of Executive Directors of Océ N.V. and the directors of the Lodewijk Foundation are jointly of the opinion that, as regards the independence of the directors of the Lodewijk Foundation, the requirements set in respect hereof in Appendix X to the Securities Regulations of the stock exchange Euronext Amsterdam have been complied with.

In 1996 5,000,000 financing preference shares were placed with the Foundation ‘Stichting Administratiekantoor Preferente Aandelen Océ’ in return for the issue to a number of institutional investors of registered depositary receipts with limited cancellability. As a result of the share split the number of financing preference shares currently placed amounts to 20,000,000. The directors of the Foundation ‘Stichting Administratiekantoor Preferente Aandelen Océ’ are: H. de Ruiter, chairman, S. Bergsma, J.M. Boll, L. Traas and D.M.N. van Wensveen.

Subsequent events

On December 10, 2004 Océ in America announced that the business activities of Océ Display Graphics Systems, Inc., which is headquartered in San José, USA, will be taken over by the Océ business in Canada. The related restructuring costs will amount to approximately € 2.5 million.

Signatures to the financial statements and other information set out on pages 79 to 118:

January 28, 2005

The Supervisory Directors

J.L. Brentjens

M. Arentsen

A. Baan

P. Bouw

J.V.H. Pennings

F.J. de Wit

The Executive Directors

R.L. van Iperen

J. van den Belt

J.F. Dix

Other information

To the Annual General Meeting of Shareholders of Océ N.V., Venlo

Auditors’ report

Introduction In accordance with your instructions we have audited the financial statements as included in the annual report for the year ended November 30, 2004 of Océ N.V., Venlo. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion In our opinion, the financial statements give a true and fair view of the financial position of the company as at November 30, 2004 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code.

Amsterdam, January 28, 2005

PricewaterhouseCoopers Accountants N.V.

Board of Supervisory Directors as at January 28, 2005

J.L. [Joep] Brentjens, chairman [1940], Bloemendaal

Post[s] held former chairman of the Board of Directors of VNU N.V.

Nationality Dutch.

Appointed in 2001.

Current term of office until 2005.

Maximum period of office until 2013.

Supervisory directorships chairman of the Supervisory Board of Heijmans N.V., vice-chairman of the Supervisory Board of Roto Smeets De Boer N.V. and member of the Supervisory Board of VNU N.V., Fortis OBAM N.V. and Holdingmaatschappij P. Bakker Hillegom B.V.

Other posts vice-chairman of Van Leer Group Foundation, chairman of the Board of the Nijmegen Catholic University Foundation and board member of several other foundations.

F.J. [Frank] de Wit, vice-chairman [1939], Lanaken [Belgium]

Post[s] held former chairman of the Board of Directors of N.V. KNP B.T.

Nationality Dutch.

Appointed in 1997.

Current term of office until 2005.

Maximum period of office until 2009.

Supervisory directorships member of the Supervisory Board of PontMeyer N.V.

Other posts member of the Advisory Board of Keyser & Mackay [International] C.V., and board member of several foundations.

M. [Rinus] Arentsen [1939], Reeuwijk

Post[s] held former chairman of the Board of Executive Directors of CSM N.V.

Nationality Dutch.

Appointed in 2004.

Current term of office until 2008.

Maximum period of office until 2016.

Supervisory directorships chairman of the Supervisory Board of CSM Nederland B.V., Klaverblad Onderlinge Verzekeringsmaatschappij U.A. and Koninklijke Frans Maas Groep N.V. and member of the Supervisory Board of Zuivelcoöperatie Campina U.A., Incotec U.A. and Van der Moolen Holding N.V.

Other posts board member of several foundations.

A. [Adri] Baan [1942], Eindhoven

Post[s] held former member of the Board of Management of Royal Philips Electronics N.V. and a former member of the Group Management Committee of Royal Philips Electronics N.V.

Nationality Dutch.

Appointed in 2003.

Current term of office until 2007.

Maximum period of office until 2015.

Supervisory directorships non-executive director of Imperial Chemical Industries ICI PLC and International Power PLC [London], member of the Supervisory Board of Royal Volker Wessels Stevin N.V., ASM International N.V. and Wolters Kluwer N.V.

Other posts director Port of Singapore Authority Europe and member of the Supervisory Board of the Netherlands Authority for Financial Markets [AFM].

P. [Pieter] Bouw [1941], Amsterdam

Post[s] held former chairman of Koninklijke Luchtvaart Maatschappij N.V. [KLM].

Nationality Dutch.

Appointed in 1998.

Current term of office until 2006.

Maximum period of office until 2010.

Supervisory directorships chairman of the Supervisory Board of CSM N.V. and Swiss International Airlines A.G. [Switzerland] and member of the Supervisory Board of NUON N.V.

Other posts part-time professor in Business Administration at Twente University, chairman of the Board of Trustees of Amsterdam Free Reformed University, chairman of the Banking Council and board member of several foundations.

J.V.H. [Harry] Pennings [1934], Maaseik [Belgium]

Post[s] held former chairman of the Board of Executive Directors of Océ N.V.

Nationality Dutch.

Appointed in 1998.

Current term of office until 2006.

Maximum period of office until 2010.

Supervisory directorships chairman of the Supervisory Board of AZL N.V., Essent N.V. and N.V. Industriebank Liof, vice-chairman of the Supervisory Board of Wolters Kluwer N.V. and member of the Supervisory Board of Berenschot Groep B.V.

Other posts board member of several foundations.

Board of Executive Directors as at January 28, 2005

R.L. [Rokus] van Iperen [1953], Venlo

Post chairman Board of Executive Directors.

Nationality Dutch.

Appointed as member of the Board of Executive Directors in May 1995 and as chairman of the Board of Executive Directors in September 1999.

Functional responsibilities Strategy, Corporate Personnel and Organisation, Research & Development, Manufacturing & Logistics, Secretariat of the Company and Legal Affairs, Corporate Communications.

Geographical The Netherlands, United States [chairman], Germany, Belgium and Japan.

Other posts member of the Advisory Board Technical University Eindhoven, member of the Advisory Board of Rabobank Nederland and member of the Board of Foundation Marketing and Technique.

Post[s] held employed by Océ since 1978. After several posts within R&D, appointed assistant director in 1986. Since 1989 responsible for the Printing Systems business unit. Managing Director of Océ-Belgium N.V. from 1992 until his appointment as member of the Executive Board.

J. [Jan] van den Belt [1946], Venlo

Post member Board of Executive Directors.

Nationality Dutch.

Appointed March 2001.

Functional responsibilities Finance and Administration, Treasury, Tax, Internal Audit, Information Technology, Investor Relations and financing companies.

Geographical France, Spain and Portugal.

Post[s] held from 1970 employed by Unilever in the Netherlands and the United Kingdom. Since 1977 employed by N.V. Koninklijke Nederlandse Petroleum Maatschappij [Shell]. Until 1997 several management posts with Shell in the field of treasury and controlling and as Chief Financial Officer [CFO] in various countries in Latin America, the United Kingdom and the Netherlands. From 1997 until 2000 CFO of Shell in Brazil. Since September 1, 2000 employed by Océ as CFO.

J.F. [Jan] Dix [1946], Schoten [Belgium]

Post member Board of Executive Directors.

Nationality Dutch.

Appointed May 1998.

Functional responsibilities United States [CEO], Direct Export, Emerging Markets and Marketing Communications.

Geographical United States, Canada, Mexico, United Kingdom, Nordic, Switzerland, Italy, Australia, Central Europe, Far East and Brazil.

Post[s] held from 1970 until 1972 director of the family business Trappenfabriek Dix B.V., Utrecht. Joined Douwe Egberts N.V. in 1972; from 1973 until 1977 as director in Denmark. Employed by Océ since March 1, 1977. After several management posts, appointed Managing Director of Océ-Belgium N.V. in 1985. Mr. Dix worked for Océ in the United States from 1988 until 1998, since 1992 as President of Océ-USA, Inc. until his appointment as member of the Executive Board. He has been a member of the Executive Board of Océ N.V. since 1998 and with effect from September 15, 2004 he was also appointed CEO of Océ-USA Holding, Inc.

Senior Executives Central Services

January 2005

Strategic Business Units	Digital Document Systems	M.J.A. Frequin
	Wide Format Printing Systems	T. Egelund

Digital Document Systems	Corporate Printing	M.W. Drontmann
	Commercial Printing	H. Würges
	Software & Professional Services	K. Sommer
	Océ Business Services	M.C. Kingmans

Wide Format Printing Systems	Technical Document Systems	G. Rongen
	Display Graphics Systems	W.J. Verheyen
	Imaging Supplies	A.P. Langendoen

Research and Development [R&D]	Wide Format Systems en Cutsheet Systems	W.H.M. Orbons
	Continuous Feed Systems	P. Feldweg
	Software	M. Pracchi

Manufacturing and Logistics		N.J. Koole

Central Operating Company	Executive Committee	H.J. Blekman, chairman
Venlo		P.H.G.M. Creemers
T. Egelund
P. Hagedoorn
H.J. Huiberts [until January 1, 2005]
N.J. Koole
W.H.M. Orbons
E.E.C. Vandoninck
G.C. Wilbrink

Central Operating Company	Executive Committee	P. Feldweg
Poing [Germany]		M.J.A. Frequin
M. Meyer

Corporate Staff	Secretariat of the Company, Legal Affairs	H.J. Huiberts [until January 1, 2005]
	Corporate Personnel and Organisation	P.H.G.M. Creemers
	Group Controlling	E.E.C. Vandoninck
	Chief Information Officer	P. Hagedoorn
	Corporate Finance	P.M. Vincent

Principal group companies and their chief executives*

January 2005

Europe
Belgium	Océ-Belgium N.V./S.A.	J. van Boerdonk	Brussels	2 7294811
	Océ Software Laboratories Namur S.A.	B. Hucq	Gembloux	81 876710
Denmark	Océ-Nordic Holding ApS	J. Bjørkmann	Copenhagen	43 297000
	Océ-Danmark a/s	H. Risør	Copenhagen	43 297000
Germany	Océ Holding Deutschland	P. Feldweg and	Mülheim/Ruhr	208 48450
	Verwaltungsgesellschaft m.b.H.	S. Landesberger
	Océ-Deutschland G.m.b.H.	S. Landesberger and	Mülheim/Ruhr	208 48450
D. Pott
	Océ Printing Systems G.m.b.H.	P. Feldweg,	Poing	8121 724031
M.J.A. Frequin and
M. Meyer
	Océ Document Technologies G.m.b.H.	M. Mertgen	Konstanz	75 31874010
Finland	Océ-Finland Oy	J.P. Koskenmies	Helsinki	9 6859110
France	Océ-France S.A.	N. Debargue	Noisy-le-Grand	1 45925000
	Océ Print Logic Technologies S.A.	R. Balmès	Créteil	1 48988000
Hungary	Océ-Hungária Kft.	G. Németh	Budapest	1 2361040
Ireland	Océ-Ireland Ltd.	N. Kooij	Dublin	1 4039100
Italy	Océ-Italia S.p.A.	G. Seno	Milan	02 927261
Netherlands	Océ-Technologies B.V.	H.J. Blekman	Venlo	77 3592222
	Océ-Nederland B.V.	J.W.C. Verschaeren	‘s-Hertogenbosch	73 6815815
	Arkwright Europe B.V.	J. Heath	Venlo	77 3209020
	Océ-America, Inc.	R.P.M.J. van Loenen	Venlo	77 3592222
and P.M. Vincent
	Océ General Partnership	R.P.M.J. van Loenen	Venlo	77 3592222
and P.M. Vincent
Norway	Océ-Norge A.S.	J. Bjørkmann	Oslo	2 2027000
Austria	Océ-Österreich Ges.m.b.H.	G. Schennet	Vienna	1 86336
Poland	Océ-Poland Limited, Sp. Zo.o.	M. Kozlowski	Warsaw	22 5002100
Portugal	Océ-Portugal Equipamentos	F. Calvache	Lisbon	21 4125700
Gráficos S.A.
Spain	Océ-Iberia Holding Valores S.L.	I. Esteve	Barcelona	93 4844800
	Océ-España S.A.	I. Esteve	Barcelona	93 4844800
Czech Republic	Océ-Czeska republika s.r.o.	I. Konecny	Prague	2 44010111
United Kingdom	Océ [UK] Limited	N. Kooij	Brentwood	870 6005544
Sweden	Océ Svenska AB	J. Bjørkmann	Stockholm	8 7034000
Switzerland	Océ [Schweiz] A.G.	Ph. Convents	Glattbrugg	1 8291111

*  Where holdings are less than 95% of total equity, the percentage of capital held is stated. A list of affiliated companies is available for public inspection at the Commercial Registry, Venlo, in conformity with the provisions of Article 379, Book 2 of the Dutch Civil Code.

Principal group companies and their chief executives*

January 2005

North America

United States	Océ-USA Holding, Inc.	J. Dix	Chicago, ILL	773 7143762
	Océ North America, Inc.	P. Chapuis	Chicago, ILL	773 7148500
		and M. Baboyian	Boca Raton, FL	561 9973100
	Arkwright, Inc.	J. Heath	Fiskeville, RI	401 8211000
	Océ Business Services, Inc.	J.R. Marciano	New York, NY	212 5022100
	Océ Groupware Technology, Inc.	E. Wagner	Cleveland, OH	216 6879970
	Océ Display Graphics Systems, Inc.	W.J. Verheyen	San José, CA	408 2324000
	Océ Reprographic Technologies, Corp.	E. Wagner	Phoenix, AZ	602 7441353
Canada	Océ-Canada, Inc.	S. Goodall	Toronto	416 2245600
Mexico	Océ-Mexico S.A. de C.V.	J. Colin	Mexico City	55 50898710

Asia/Pacific

Australia	Océ-Australia Ltd.	S.J.J. Notermans	Scoresby	3 97303333
China	Océ Office Equipment	M. Sak	Beijing	10 65281200
[Beijing] Co., Ltd.
	Océ Office Equipment	M. Sak	Shanghai	21 62729698
[Shanghai] Co., Ltd.
Hong Kong	Océ [Hong Kong China] Ltd.	M. Sak	Hong Kong	25776064
Japan	Océ-Japan Corporation	G.H. van Praag	Tokyo	3 54026112
Malaysia	Océ Malaysia Sdn. Bhd.	M.A.M.E.van Mierlo	Petaling Jaya	3 79668000
Singapore	Océ [Singapore] Pte. Ltd.	M.A.M.E.van Mierlo	Singapore	6 4701500
Thailand	Océ [Thailand] Ltd.	A.G.F. van Mastrigt	Bangkok	2 2607133

Other countries

Brazil	Océ-Brasil Comércio e Indústria Ltda.	R. Uildriks	São Paulo	11 30535300

Direct Export/Emerging Markets

Netherlands	Océ Direct Export/Emerging Markets	J.W.C. Verschaeren	Venlo	77 3592222

Financing companies

Australia	Océ-Australia Finance Pty. Ltd.	S.J.J. Notermans	Scoresby	3 97303333
Belgium	Océ-Interservices N.V./S.A.	J. van Boerdonk	Brussels	2 7294992
Germany	Océ-Deutschland Financial	D. Pott	Mülheim/Ruhr	208 48450
Services G.m.b.H.
France	Océ-France Financement S.A.	Ph. Poulalhon	Saint-Cloud	1 45925055
Spain	Océ-Renting S.A.	E. de Sus	Barcelona	93 4844800
United States	Océ-Financial Services, Inc.	S. Schulein	Boca Raton, FL	1 5619973100

Minority holdings

Cyprus	Heliozid Océ-Reprographic	25%
[Cyprus] Ltd.
Singapore	Datapost Pte. Ltd.	30%

Supplementary information for shareholders

Investor Relations [IR] policy The aim of Océ’s IR policy is to keep financial stakeholders informed in good time and in the most effective possible way about developments within the company, the objective being to provide them with a clear picture on which to base their investment decisions with regard to Océ. Not only information about the financial results and prospects is of key importance, but also the provision of information in the broadest sense about the company’s strategic choices and objectives and about social aspects such as sustainable development.

The principal document for the provision of information is the annual report. In addition Océ regularly organises roadshows and other informative meetings for institutional investors and analysts. A number of investors and analysts visit the Océ Open House in Poing [Germany]. When the annual results are published Océ holds a press conference. Following publication of the annual [and six-monthly] results Océ also organises a number of meetings for analysts. The presentations given on those occasions are published immediately afterwards on our web-site [http://www.oce.com]. After the announcement of the results for the first and the third quarters Océ holds a conference call for analysts.

Océ opts to interact pro-actively with its shareholders. By maintaining regular and direct contacts with investors Océ is able to form a picture of their wishes and ideas. These dialogues are an extremely useful way of gaining an insight into how Océ is perceived.

Twice a year Océ publishes a magazine that is especially focused on private investors who are interested in Océ. This magazine, called Inside Océ, is aimed at giving private investors a better insight into Océ.

Every year Océ also organises a day on which the company presents itself to groups of private investors. This is known as the Océ Private Investor Day.

The provision of information by Océ won three special accolades during 2004. For the third time in its existence Océ was awarded the Sijthoff Prize in recognition of the quality of the Annual Report for 2003 and the information contained in it. The transparency of its corporate policy was cited as the reason why Océ took first place in the ‘other participants’ category in the annual reports survey conducted by Scenter. Lastly, the quality of our Investor Relations was recognised by the granting of the IR Award by Rematch.

Via the Investor Information link on the Océ website all sorts of relevant information can be found, such as quarterly and annual figures, press releases and background information and links to other sources. On the website it is also possible to take out a subscription to the Inside Océ magazine.

The agenda for the Annual General Meeting of Shareholders is also posted on the Océ website. In that agenda authorisation is requested, inter alia, for the issue of shares and the restriction or preclusion of the pre-emptive right. An explanation is given in the agenda of the objectives and restrictions that the Board of Executive Directors and the Supervisory Board will comply with in the event that they make use of such authorisation.

Investors and/or their advisers are welcome to submit any questions direct to Océ’s Investor Relations department by telephone [+31] [0]77 3592240 or via e-mail [mve@oce.nl], if desired by mentioning their own telephone number and the times when they can be called back.

Supplementary information for shareholders

Quarterly results [net income]	2004		2003
	x € million	% change on previous year	x € million	% change on previous year
First quarter	17.2	–19	21.2	–18
Second quarter	21.4	+13	18.9	–32
Third quarter	*14.1	—	**–5.6	–127
Fourth quarter	*25.4	–6	**27.0	–29
Year	78.1	+27	61.5	–45

Quarterly results [basic earnings per ordinary share, calculated on the basis of the weighted average number of shares outstanding]	2004		2003
	in euro	% change on previous year	in euro	% change on previous year
First quarter	0.20	–20	0.24	–18
Second quarter	0.25	+13	0.22	–33
Third quarter	0.15	—	–0.08	–133
Fourth quarter	0.29	–6	0.31	–29
Year	0.89	+29	0.69	–46

Distribution of ordinary shares as % at end of financial year [indication based on information provided by banks]	2004			2003
	private	institutional	total	private	institutional	total
Netherlands	19	13	32	24	20	44
United Kingdom	—	21	21	—	19	19
Belgium/Luxemburg	1	20	21	1	13	14
United States	—	19	19	—	17	17
Other	1	6	7	1	5	6

Total	21	79	100	26	74	100

*	Net income for the third and fourth quarter of 2004 includes impairment of € 4.4 million and € 0.3 million respectively [after taxation] and the release of tax provisions of € 5.6 million and € 1.4 million respectively.

**	Net income for the third and fourth quarter of 2003 includes impairment [after taxation] of € 18.3 million and € 2.3 million respectively.

Supplementary information for shareholders

Important [publication] dates [subject to modification]

April 5, 2005	first quarter results 2005
April 15, 2005	general meeting of shareholders
July 7, 2005	second quarter / first half year results 2005
October 7, 2005	third quarter / nine months results 2005
January 2006	provisional results for 2005
February 2006	publication of 2005 annual report

Stock exchange listings Ordinary shares in Océ are listed on the stock exchanges in Amsterdam, Düsseldorf, Frankfurt/Main and on the electronic stock exchange [EBS] in Switzerland. They are traded in the United States as American Depositary Receipts [ADRS] via NASDAQ. Options to Océ shares are traded on the Euronext Options Exchange.

Large Shareholdings Notification Act On the basis of the Act on the Notification of Large Shareholdings in Publicly Listed Companies [Dutch abbreviation: WMZ] which requires, inter alia, that shareholders must notify any holdings of more than 5% of the ordinary outstanding shares, the following holder of ordinary shares is known: Internationale Nederlanden Groep [6.33%], notification February 28, 1992.

Depositary receipts with limited cancellability for financing preference shares are held by: Rabobank Nederland [6.25%], notification May 31, 1996; Fortis N.V. [5.68%], notification May 10, 1999; and ABP -PGGM Capital Holdings N.V. [5.81%], notification June 14, 1999.

The percentages mentioned above are the percentages of the total outstanding share capital held at the time when the notification was made.

Océ 2000-2004	amounts x € million

Consolidated Statement of Operations	2004	2003	2002	2001	2000
Total revenues	2,652	2,769	3,176	3,234	3,224
Operating income	110	125	226	225	282
Net income	78	61	113	10	152

Key figures:
Total revenues
Increase/decrease in %	–4	–13	–2	—	14
Expenditure on research and development	207	212	215	203	199
As % of total revenues	7.8	7.7	6.8	6.3	6.2
Operating income
As % of total revenues	4.2	4.5	7.1	6.9	8.8
As % of average balance sheet total	4.8	4.7	7.5	7.1	9.1

Net income
As % of total revenues	2.9	2.2	3.5	*3.2	4.7
As % of average shareholders’ equity	10.9	8.3	13.1	*10.9	16.8
Ordinary net income as % of average ordinary shareholders’ equity [ROE]***	11.3	8.5	13.6	*11.2	17.5
Net income retained	26	10	60	*53	99
As % of net income	35.0	16.5	55.5	*51.9	66.6
Payroll expenses	1,228	1,271	1,347	1,310	1,242
As % of total revenues	46.3	45.9	42.4	40.5	38.5
Number of employees	21,315	22,204	22,489	22,472	22,253
Per € 0,50 ordinary share [in euro]:
Basic earnings**	0.89	0.69	1.30	*1.19	1.76
Diluted earnings	0.88	0.69	1.29	*1.18	1.74
Free cash flow	4.44	3.93	4.02	2.04	–0.22
Shareholders’ equity	7.87	7.87	8.55	10.56	10.91
Dividend	0.58	0.58	0.58	0.58	0.58

Average number of ordinary shares outstanding [x 1,000]	83,488	83,409	84,086	85,241	84,401
Increase from dilution [x 1,000]	1,271	759	693	714	1,131

Share price [in euro]:
Year’s highest	16.10	13.70	14.05	18.90	18.90
Year’s lowest	10.60	6.50	6.80	6.15	11.55
Year end	11.25	11.92	11.45	10.20	17.75

*	Before exceptional items.

**	Basic earnings after exceptional items amount to € 0.08 in 2001.

***	The definition of ROE has changed compared to 2003.

Océ 2000-2004	amounts x € million

Consolidated Balance Sheet	2004	2003	2002	2001	2000
Assets:
Intangible fixed assets	37	49	86	44	—
Tangible fixed assets	481	494	578	637	679
Financial fixed assets	360	560	693	751	799

Fixed assets	878	1,103	1,357	1,432	1,478

Current assets	1,355	1,318	1,505	1,696	1,738

Total	2,233	2,421	2,862	3,128	3,216

Liabilities:
Group equity	752	752	811	985	1,031
Long term liabilities [provisions]	516	596	637	426	320
Long term debts	438	381	756	754	853
Current liabilities	527	692	658	963	1,012

Total	2,233	2,421	2,862	3,128	3,216

Key figures:

Property, plant and equipment	423	431	459	458	445
Net expenditure	74	81	101	106	65
Depreciation	86	94	95	91	86
Rental equipment	58	63	119	179	233
Net expenditure	40	14	30	50	80
Depreciation	43	65	87	103	108
Financial lease receivables [net] [including short term financial leases]	403	801	1,013	1,153	1,175
As % of balance sheet total	18	33	35	37	37
Inventories	317	310	346	365	442
As % of total revenues	12	11	11	11	14
Trade accounts receivables	452	503	574	649	696
As % of total revenues	17	18	18	20	22

Ratio of current assets to current liabilities	2.6	1.9	2.3	1.8	1.7
Group equity as % of balance sheet total	34	31	28	31	32

List of terms and abbreviations

AC Audit Committee.

Analogue In relation to copiers: non-digital production of a copy with the aid of a photo-lens; analogue machines cannot communicate with other copying machines [see also digital below].

Application software Software designed to handle specific applications.

Back service The increase in accrued pension rights under a defined-benefit scheme prior to retirement as a result of salary increases or index-linking.

CAD Computer Aided Design: designing with the aid of the computer.

Captive lease company/business An Océ subsidiary which takes over leases and leasing activities from other Océ subsidiary companies. The lease receivables are then sold to external financiers.

CEO Chief Executive Officer.

CEO Chief Financial Officer.

CIO Chief Information Officer.

Competence Centre Used within Océ to mean: knowledge centre within the Océ organisation in which technological expertise and specialisations are concentrated.

Conference call Used within Océ to mean: a telephone meeting convened by Océ with investment analysts to explain the financial results and provide background information.

Continuous feed Printing on rolls of paper or on pinfeed forms.

CopyPress printing technique System for producing copies of offset quality, in which the toner is ‘pressed’ into the paper.

Cost of ownership Ongoing fixed and variable costs linked to the use of a product after it has passed into customer ownership.

Cut sheet printing Printing on separate sheets of paper.

DC Disclosure Committee.

DDS The Strategic Business Unit Digital Document Systems.

Design for re-use Making allowance for the reuse of a product, starting in the actual design stage.

DGS The business group Display Graphics Systems.

Digital In relation to printers and copiers: producing a print or copy by means of laser or LED exposure in a computer-controlled machine which can also communicate via a network; used here as the opposite to analogue [see above].

Digital print providers Businesses that are specialised in the production of prints for third parties [copy shops and job printers].

Direct Imaging Process [DIP] System in which the image is formed in one single pass on a drum before being transferred to the copying material.

Document workflow software Software used for the processing of document flows and all related activities.

Dpi Dots per inch: indicates the resolution of a scan or print, i.e. the number of dots scanned or displayed per inch.

Dutch GAAP Dutch Generally Accepted Accounting Principles.

EBIT Term used to describe the financial results: Earnings Before Interest and Tax.

EDP Electronic Data Processing.

Embedded software Basic software for controlling Océ products.

ERP Enterprise Resource Planning: standard software that integrates the most important business functions within one complete package [company-wide IT solution].

Free cash flow The cash flow before financing activities.

GRI Global Reporting Initiative.

Hedging policy Providing cover against foreign exchange risks by means of forward buying or selling of expected physical net outflows and inflows in foreign currencies that are not the functional currency of the reporting unit. Interest risks can also be hedged so as to mini-mise mismatches between net interest inflows and outflows.

List of terms and abbreviations

IAC Internal Audit Committee.

ICC Internal Controls Committee.

IFRS International Financial Reporting Standards.

Inkjet technology Printing technique in which fine droplets of ink are used to build up the printed image.

Input and output management All activities involved in preparing for and executing print jobs.

IR Investor Relations.

Non-recourse basis Used here to mean: the sale of the existing lease portfolio in a manner that cannot be reversed.

One-stop shopping concept Used within Océ to mean: Purchasing as many services as possible from one single supplier, e.g. printers, systems, application software, service, support and their financing.

OPC Organic Photoconductor: Light-sensitive and durable photoconductor [drum or belt] for transferring the image onto paper.

Organic growth The development of the results excluding acquisition and exchange rate effects.

Outsourcing American term for the contracting out of activities.

Private label concept Performing activities under a brand name other than the company’s own brand name. In the case of financial leasing the lease partner may use the Océ name to offer its financing facilities to its contract partners.

Process drum Image carrier in the Direct Imaging Process [DIP].

Proxy solicitation Giving shareholders the possibility of casting their vote without being physically present at the meeting of shareholders.

R&D Research & Development.

ROA Return on Assets [financial ratio].

ROE Ordinary net income as % of ordinary shareholders’ equity* [financial ratio].

SEC Securities and Exchange Commission; the stock market supervisory authority in the United States.

Stakeholders All those who have an interest in Océ’s activities.

TDS The business group Technical Document Systems.

Transaction print production Production of prints and copies on request in either big or small print-runs.

US GAAP United States Generally Accepted Accounting Principles.

Volume segment Internationally accepted industrial standard for classifying the copying and printing markets into segments based on the number of prints or copies produced per machine per month.

WFPS The Strategic Business Unit Wide Format Printing Systems.

Workflow management Used at Océ to mean: managing the quantity of print assignments and the related activities within an organisation.

*	The definition of ROE has changed compared to 2003.

Forward-looking statements

This annual report contains certain forward-looking statements within the meaning of Section 23A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements, which may be expressed in a variety of ways, including the use of future or present tense language, refer to future events. Océ has based these forward-looking statements on its current expectations and projections about future events.

Océ’s expectations and projections may change and Océ’s actual results, performance or achievements could be significantly different from the results expressed in or implied by these forward-looking statements based on various important factors, risks and uncertainties which are neither manageable nor foreseeable by Océ (and some of which are beyond Océ’s control). When considering these forward-looking statements, you should keep in mind these risks, uncertainties and other cautionary statements made in this Annual Report or in Océ’s other annual or periodic filings made with the United States Securities and Exchange Commission.

In the light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Annual Report might not occur. These factors, risks and uncertainties include, but are not limited to, changes in economic and business conditions, customer demand in competitive markets, the successful introduction of new products and services into the markets, developments in technology, adequate pricing of products and services, competitive pricing pressures within Océ’s markets, the financing of Océ’s business activities, efficient and cost-effective operations, changes in foreign currency exchange rates, fluctuations in interest rates, political uncertainties, changes in governmental regulations and laws, tax rates, successful acquisitions, joint ventures and disposals and the effects of recent or further terrorist attacks and the war on terrorism.

For a more detailed discussion of the factors, risks and uncertainties that may affect Océ’s actual results, performance or achievements, you should refer to pages 69 to 73 of this annual report, Océ’s Annual Report on Form 20-F and any other filings made by Océ with the United States Securities and Exchange Commission.

Océ’s forward-looking statements speak only as of the date on which the statements are made, and Océ is under no obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

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